
11007704

Brands

ANNUAL REPORT 2011


PrestigeBrands

Prestige Brands Holdings, Inc. markets and sells well-recognized, brand name over-the-counter healthcare and household cleaning products throughout the United States, Canada, and in certain international markets. We operate in niche segments within these categories in which the strength of our brand names, our established retail distribution network, a low cost operating model and our experienced management team are key to our success. The Company's products compete in the cough/cold/allergy/sinus, eye care, skin care, oral care, and house and home care categories.


Brands
ANNUAL REPORT 2011

ON THE COVER

[illegible] of Great Brand Builders

Prestige Brands took important steps in fiscal 2011 toward transforming itself from a good company into a great company, known for building consumer brands and creating sustained value for stockholders. We focused on growing the Over-The-Counter Healthcare segment of our business, added innovative new products to our portfolio, and made two strategic acquisitions. Our nine core brands are pictured on the cover.

Financial Highlights

Fiscal Year Ended March 31,	**2011**	2010	2009	2008	2007
(Dollars in thousands)					
Net Revenues*	**$336,510**	$292,602	$ 294,346	$306,571	$296,042
Net Income (Loss)	**$ 29,220**	$ 32,115	$(186,776)	$ 33,919	$ 36,079
Adjusted Net Income**	**$ 39,877**	$ 33,420	$ 33,303	$ 33,919	$ 34,159
Net Income (Loss) Per Share—Diluted	**$ 0.58**	$ 0.64	$ (3.74)	$ 0.68	$ 0.72
Adjusted Net Income Per Share—Diluted	**$ 0.79**	$ 0.67	$ 0.67	$ 0.68	$ 0.68
Weighted Average Shares Outstanding—Diluted	**50,338**	50,085	49,935	50,039	50,020
Advertising and Promotion Expense	**$ 42,897**	$ 30,923	$ 37,376	$ 33,733	$ 30,972
A&P as Percentage of Net Revenue	**12.7%**	10.6%	12.7%	11.0%	10.5%
Operating Cash Flow	**$ 86,670**	$ 59,427	$ 66,679	$ 44,989	$ 71,899
Capital Expenditures	**$ 655**	$ 673	$ 481	$ 488	$ 540
Free Cash Flow***	**$ 86,015**	$ 58,754	$ 66,198	$ 44,501	$ 71,359
Free Cash Flow Percentage of Net Revenues	**25.6%**	20.1%	22.5%	14.5%	24.1%



Net Revenues*
(in millions)
$296.0
$306.6
$294.3
$292.6
$336.5
'07 '08 '09 '10 '11
Fiscal Year
Adjusted Net Income**
(in millions)
$34.2
$33.9
$33.3
$33.4
$39.9
'07 '08 '09 '10 '11
Fiscal Year
Free Cash Flow***
(in millions)
$71.4
$44.5
$66.2
$58.8
$86.0
'07 '08 '09 '10 '11
Fiscal Year
Advertising and Promotion
Expense as % of Net Revenue
10.5%
11.0%
12.7%
10.6%
12.7%
'07 '08 '09 '10 '11
Fiscal Year

Business Segments: % of Net Revenues*



Fiscal 2010 Fourth Quarter
38.6%
61.4%
Fiscal 2011 Fourth Quarter
25.7%
74.3%
OTC Healthcare
Fiscal 2011 acquisitions strengthened our OTC focus.
Household Cleaning

* Excludes discontinued operations associated with the divestiture of the shampoo and nail polish remover brands.

** Net income (loss) has been adjusted for the following:

During the fiscal year ended March 31, 2011, the Company recorded costs of $10.5 million associated with the acquisitions of the Blacksmith and Dramamine® brands and a loss on the extinguishment of debt of $0.2 million, net of the tax benefits associated therewith.

During the fiscal year ended March 31, 2010, the Company recorded a loss on the extinguishment of debt of $1.3 million, net of the tax benefits associated therewith.

During the fiscal year ended March 31, 2009, the Company recorded an impairment to goodwill and intangibles of $220.1 million, net of the tax benefits associated therewith.

During the fiscal year ended March 31, 2007, the Company recorded a $2.2 million favorable non-cash adjustment and an impairment to goodwill and intangibles of $0.8 million, net of the tax benefits associated therewith.

*** Free cash flow, which the Company defines as operating cash flow less capital expenditures, is a non-GAAP financial measure as the term is defined by the Securities and Exchange Commission in Regulation G. Management believes free cash flow is a commonly used measure of liquidity, indicative of cash available for debt repayment and acquisitions.

To Our Stockholders:



Matthew M. Mannelly
President and Chief Executive Officer

"It was the year in which our commitment to change became a reality...the fulfillment of the initiatives necessary to achieve our vision to become a growth company."

Fiscal year 2011 will be remembered as an exciting, productive and transformative year for Prestige Brands. It was the year in which our commitment to change became a reality—a change in strategy about much more than creating a new mission statement or adapting a new corporate philosophy. It was the fulfillment of the initiatives necessary to achieve our vision to become a growth company, a company known for its ability to build consumer brands, and create sustained value for our stockholders.

In fiscal 2011, we took important steps toward turning our good company into a great one—more relevant, innovative, focused and responsive. We reached out to consumers in new ways, identified their growing and changing needs, and communicated and marketed to them with more compelling and memorable advertising messaging. We worked more closely with our retail customers to respond to their emerging needs. We created an employee leadership culture to enable change to succeed, and enhanced our organizational capabilities with a strengthened management team.

The Company focused on growing the over-the-counter healthcare segment (OTC) of our business, which now represents 75% of revenues at the end of the fiscal year. We added innovative new products to the OTC portfolio, and made two strategic acquisitions within this segment totaling nearly $300 million.

We developed initiatives to begin to stabilize the Household Cleaning products segment of our business, which has experienced a challenging category environment, and divested substantially all of the remaining brands in the Personal Care segment. The Company now operates in two business segments, OTC and Household Cleaning.

It was a year in which we combined these strategies with tough decision-making to reshape the Company. At the beginning of the year, we outlined five goals we needed to accomplish to step forward on the road to sustained value for our shareholders. Although I believe we are still a work in progress, the results of fiscal 2011 speak for themselves. Here's a summary of our progress toward meaningful transformation:

Our five core over-the-counter (OTC) brands grew impressively.

We take pride in the growth of our five core legacy OTC brands. These are the well-known brand names we believe hold the most promise for long-term growth; **Clear Eyes®, Chloraseptic®, Compound W®, the Little Remedies® line, and The Doctor's®**. In the aggregate, this core group reported gains of 9.3% in factory shipments and 11.7% in consumption in fiscal 2011.* We are particularly proud of the success of our innovations in both product and packaging in fiscal 2011 which contributed to these gains. These include Clear Eyes® Complete, a formula which relieves eight eye symptoms; Little Colds® Honey Elixir, a non-medicated children's cough suppressant which became the leading brand of its kind at a major retailer; Little Fevers®, the category's leading pediatric acetaminophen product with a dropper dispenser and; the new ergonomic bottle for Chloraseptic® spray, a design which makes this category leader easier for consumers to use with one hand.


Clear eyes
COMPLETE
Chloraseptic
SORE THROAT
LITTLE COLDS
HONEY ELIXIR
LITTLE FEVERS
FEVER/PAIN RELIEVER

*According to IRI independent audit survey, total U.S. food, drug, and mass merchandising outlets for the period ending March 20, 2011.



ERIC S. KLEE
SECRETARY AND GENERAL COUNSEL

June 29, 2011


SEC MAIL PROCESSING
RECEIVED
JUN 30 2011
WASH. D.C.
211
SECTION

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Prestige Brands Holdings, Inc. - 2011 Annual Report and Proxy Statement for Annual Meeting of Stockholders

Ladies and Gentlemen:

Enclosed herewith please find seven copies of Prestige Brands Holdings, Inc.'s 2011 Annual Report and three courtesy copies of its Definitive Proxy Statement and Proxy Card for the 2011 Annual Meeting of Stockholders to be held on August 2, 2011, all of which were mailed together to stockholders on or about June 30, 2011. Prestige Brands Holdings' Definitive Proxy Statement and Proxy Card were electronically filed with the Securities and Exchange Commission via EDGAR on or about June 30, 2011.

Kindly acknowledge receipt of the Annual Reports, the Definitive Proxy Statements and Proxy Cards by stamping the enclosed copy of this letter and returning it to the undersigned in the envelope provided.

Very truly yours,

Eric S. Klee

enclosures

914-524-6878 PHONE
914-524-7488 FAX

PRESTIGE BRANDS HOLDINGS
90 NORTH BROADWAY, IRVINGTON, NEW YORK 10533
NYSE:PBH

eklee@prestigebrands.com

We've built brands through increased, innovative and effective advertising and promotion.

Reminding ourselves that our consumer is king has been an essential element in our transformation. During this past fiscal year, we've reached out to consumers in different and deeper ways to learn from them, gain valuable insights, find their unmet needs, and fill them. We've increased our investment in advertising and promotion as well as our budget for market research and concept testing in many of our categories. We've learned what's behind a consumer's decision to purchase one brand over another. We have a better understanding of how and why they buy. This enables us to better profile our consumers so we communicate "with" them rather than "at" them, and do so in more compelling and memorable ways.

Take our PediaCare® line of children's OTC products for example. The products treat children's everyday maladies, but our television commercials are not about sickness at all. They focus on happy, healthy kids. This series of commercials reminds parents that PediaCare products help children return to how they felt before they got sick—a young girl dancing joyfully and a happy baby laughing with glee are memorable images that everyone can appreciate. No words, just the visual and audio of kids enjoying life. And when kids enjoy life with the help of PediaCare, so do empowered parents who become loyal to the brand.

Celebrity Ben Stein has been a great asset for Clear Eyes®. We've learned from consumers how important Ben is to the brand, and that his memorable personality and dry, deadpan way of delivering the message matches the problem Clear Eyes treats. He has great appeal to baby boomers, and we've developed a full series of ads with Ben targeted to this consumer. The commercials use impactful mnemonics to demonstrate the attributes of the base brand as well as the new line extensions.

Clear Eyes® Complete and the newest line extension, Clear Eyes® Cooling Comfort, each deliver innovation and product benefits for the consumer and news for the retailer, and Ben helps keep the brand name top of mind with the consumer. Consumer insights inspire great new product ideas such as these; executional excellence in marketing and advertising marry the two together, generate revenues, and build brands for the long term. It is our goal to deliver innovation within the OTC segment every year, either in new product benefits, new delivery forms, meeting unmet needs, or filling an existing need in a better way.


Efferdent
Pedia Care
Fever
NasalCrom
Effergrip
ADHESIVE
LUDEN'S
WILD CHERRY

Prestige competes in a space with companies many times its size, but we believe being smaller is an advantage when getting closer to the consumer. We've identified what is different about our consumers, and believe that gives us an edge over competition in creating advertising and messaging that really speaks to them in both traditional and non-traditional media, and engenders brand loyalty. This intimate knowledge of our end users helps drive our consumer messaging and new product development, while bringing innovation to virtually everything we do.

We aggressively and strategically pursued acquisition activity within the OTC segment, resulting in two transforming acquisitions.

Strategic acquisitions in the OTC market are a key part of our shareholder value creation strategy. We look to acquire well-known consumer brands within the OTC space that have strong consumer franchises and are important to our retail partners. Clearly, the most transformational initiatives of the fiscal year were the two acquisitions that fit this description perfectly—Blacksmith Brands, and Dramamine® motion sickness treatment from McNeil-PPC, Inc. Both transactions represent meaningful steps in our commitment to increasing our presence in the OTC products market.

The Blacksmith acquisition, which was completed in November 2010, brought five well-known brand names to the Prestige OTC portfolio in categories in which the Company already had an expertise and a presence; **Efferdent®** and **Effergrip®** denture care products; **PediaCare®** OTC remedies for infants and children, **Luden's®** throat drops, and **NasalCrom®** non-drowsy allergy prevention. The acquisition of these brands strengthens our platform in a number of key categories, adding substance to Prestige's presence in oral care, children's OTC, and cough/cold/allergy. They also provide a clear path for shareholder value creation through increased brand support and line extensions. The Blacksmith operating model aligned perfectly with our own, brought with it a number of synergies, and was quickly integrated into our existing business.


Dramamine
CHEWABLE FORMULA
Dramamine
ORIGINAL FORMULA

Dramamine® is the #1 brand in the OTC motion sickness category. The brand prevents and treats nausea, vomiting and dizziness associated with motion sickness. The addition of another leading brand further strengthens our OTC presence and importance to retailers. Prestige has made a significant commitment to invest behind key brands in the portfolio and intends to extend this philosophy to Dramamine. Now that it is fully integrated into our business, Dramamine's new advertising and brand development initiatives will help Prestige tap into the long-term potential of this brand, expanding the options in motion sickness treatments for our consumers, and enhancing its value to the retailer.

Acquisitions have transformed our portfolio into a largely OTC focus. At March 31, 2011, 75% of our brands fell within the OTC segment, compared to 58% just 18 months ago. Within that same time period, our portfolio has morphed from a three segment business, to two, and we've increased the number of core OTC brands from five to nine.

Both our team and our organizational capabilities are stronger.

It takes great people to make change happen. Leadership is rewarded and encouraged at Prestige. We have 103 employees as of this writing, and I believe our Company is run by 103 great leaders. We strengthened our management team and all levels of the organization during the fiscal year, and the results are clear. Our team generated net revenues of $336.5 million in fiscal 2011, an increase of 15% over the prior year. This is an impressive achievement from our small group of take-charge individuals who make things happen and challenge the status quo on a regular basis.

One example of how we recognize leadership is the creation of **The Lynda Yazzolino Leadership Award**, established in honor of our Vice President, Human Resources, who lost her brave battle against illness last year. Lynda's leadership qualities were an inspiration to others, and she was passionate about the Company and her responsibilities. The award is presented to employees who marshal resources toward end goals and exude passion which inspires greatness in others. While the award recognizes and rewards those employees who exhibit Lynda's characteristics, it is also meant to preserve her legacy of leadership.

The combination of our leadership culture and the strengthened organizational capabilities helped us build a more collaborative relationship with our retail customers. Our team is more proactive than ever before with our retail partners, resulting in revenue gains and brand-building opportunities for both of us, as well as better meeting the needs of our consumers. We work together closely with our partners in different retail channels to fill evolving needs, and to make Prestige the go-to company that responds quickly, and does so with excellence.

I am particularly proud of the cross-functional leadership team that launched Little Fevers® infant acetaminophen, a new line extension of the Little Remedies® group of pediatric over-the-counter products. This product emerged from a major customer's urgent need for selected brands to fill shelf space resulting from supply issues in this category. From vision to execution, it was just 12 weeks from concept to the new product on the shelf, just in time for the retailer to benefit from the cough/cold season, while the consumer experienced a full selection of products on-shelf from which to choose.

The Prestige team of marketing, sales, production, science and technology, law, logistics, and virtually every other function of the Company, faced challenges along the way. Key among the challenges was to make a product for the retailer and the consumer which was true to the Little Remedies brand's overall characteristics—no artificial flavors or colors, or, as we say in our advertising—everything parents want, and nothing they don't. The team met the challenges head-on. The product succeeded, not only for the one retail customer, but subsequently for many. Little Fevers became the #1 selling infant acetaminophen product among all retailers, and its success continues today.

We delivered strong financial performance and excellent Operating Cash Flow.

- Our net revenue grew by $43.9 million or 15% over last year, driven by acquisitions and the growth of our core OTC brands.
- Adjusted earnings per share were $0.79 in fiscal 2011 compared to $0.67 in fiscal 2010, an increase of 18%.
- The OTC segment grew 29% with core OTC legacy brands up 9.3% over last year. Acquisitions contributed $39 million in revenue for the fiscal year.
- Adjusted net income and adjusted earnings per share each grew above the 15% revenue growth, with adjusted net income increasing $6.5 million, an increase of 19.3%, to $39.9 million.
- Prestige has been known for consistently strong Operating Cash Flow. In fiscal 2011, the Company continued to generate strong Operating Cash Flow totaling $86.7 million.

Looking forward, we have so much more to do.

There has never been a more exciting time in the history of Prestige Brands. We are pleased with our progress this fiscal year, but we're a long way from done. We enter fiscal 2012 confidently, with an improved financial profile and a clear vision of where we want to go. We want to continue to drive core OTC growth by investing in advertising and promotion. We want to tap into the long-term potential of our two acquisitions, while continuing to look for additional opportunities. We will stabilize and strengthen the household segment of our business. And we plan to continue to maintain our strong financial performance while investing appropriately in the business for sustainable long-term value creation. The strategic road to transformation began in earnest in fiscal 2011. I look forward to reporting to you next year on our continued progress.

Matthew M. Mannelly

Matthew M. Mannelly
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED MARCH 31, 2011**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ______ TO ______**

Commission File Number: 001-32433

PRESTIGE BRANDS HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**20-1297589**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

PrestigeBrands

90 North Broadway
Irvington, New York 10533
(914) 524-6810

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Stock, par value $.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the Registrant's most recently completed second fiscal quarter ended September 30, 2010 was $490.5 million.

As of April 29, 2011, the Registrant had 50,284,147 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Definitive Proxy Statement for the 2011 Annual Meeting of Stockholders (the "2011 Proxy Statement") presently scheduled for August 2, 2011 are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent described herein.

TABLE OF CONTENTS

TRADEMARKS AND TRADE NAMES

Trademarks and trade names used in this Annual Report on Form 10-K are the property of Prestige Brands Holdings, Inc. or its subsidiaries, as the case may be. We have italicized our trademarks or trade names when they appear in this Annual Report on Form 10-K.

Part I.

ITEM 1. BUSINESS

Note About Forward-Looking Statements

Certain statements in this report, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may appear throughout this report, including without limitation, in the following sections: "Business", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and "Risk Factors." These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in the section entitled "Risk Factors" (refer to Part I, Item 1A). We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

Overview

Unless otherwise indicated by the context, all references in this Annual Report on Form 10-K to "we", "us", "our", "Company" or "Prestige" refer to Prestige Brands Holdings, Inc. and our subsidiaries. Similarly, reference to a year (e.g. "2011") refers to our fiscal year ended March 31 of that year.

We sell well-recognized, brand name Over-the-Counter ("OTC") Healthcare and Household Cleaning products largely in North America. We use the strength of our brands, our established retail distribution network, a low-cost operating model and our experienced management team to our competitive advantage to compete in these categories, and as a result, grow our sales and profits. Our ultimate success is dependent on several factors, including our ability to:

- Develop effective sales, advertising and marketing programs,
- Integrate our acquired brands,
- Grow our existing product lines,
- Develop innovative new products,
- Respond to the technological advances and product introductions of our competitors, and
- Continue to grow our presence in international markets.

2011 Acquisitions

In 2011, we acquired six brands, which we believe are key to our growth strategy in the OTC Healthcare category and complementary to our existing OTC Healthcare brands. On November 1, 2010, we acquired 100% of the capital stock of Blacksmith Brands Holdings, Inc. ("Blacksmith"), which owned five brands; *Efferdent®, Effergrip®, PediaCare®, Luden's®* and *NasalCrom®*. On January 6, 2011, we completed the acquisition of certain assets comprising the *Dramamine®* brand in the United States.

Major Brands

Our major brands, set forth in the table below, have strong levels of consumer awareness and retail distribution across all major channels. These brands accounted for approximately 93.0%, 97.0% and 96.9% of our net revenues for 2011, 2010 and 2009, respectively.

Major Brands	Market Position(1)	Market Segment(2)	Market Share(3) (%)	ACV(4) (%)
Over-the-Counter Healthcare:				
Chloraseptic®	#1	Sore Throat Liquids/Lozenges	40.7	92.3
Luden's®	#3	Cough Drops/Lozenges	5.5	94.3
Clear Eyes®	#2	Eye Allergy/Redness Relief	16.2	87.7
Compound W®	#2	Wart Removal	36.0	91.0
Efferdent®	#2	Denture Cleanser Tablets	31.6	95.2
Wartner®	#3	Wart Removal	4.0	29.5
The Doctor's® NightGuard®	#2	Bruxism (Teeth Grinding)	28.3	30.6
The Doctor's® Brushpicks®	#2	Disposable Dental Picks	17.0	43.3
Little Remedies®	#3	Pediatric Healthcare	4.0	85.2
PediaCare®	#6	Pediatric Healthcare	3.5	85.1
Murine®	#2	Personal Ear Care	11.2	69.8
New-Skin®	#1	Liquid Bandages	55.8	84.1
Dermoplast®	#3	Pain Relief Sprays	14.8	62.8
Dramamine®	#1	Motion Sickness	39.2	93.5
Household Cleaning:				
Comet®	#2	Abrasive Tub and Tile Cleaner	34.2	98.8
Chore Boy®	#1	Soap Free Metal Scrubbers	25.9	32.1
Spic and Span®	#6	Dilutable All Purpose Cleaner	3.3	64.0

(1) We have prepared the information included in this Annual Report on Form 10-K with regard to the market share and ranking for our brands based in part on data generated by Symphony IRI Group, Inc., an independent market research firm ("IRI"). IRI reports retail sales data in the food, drug and mass merchandise markets. However, IRI data does not include Walmart point of sale data, as Walmart ceased providing sales data to the industry in 2001. Although Walmart represents a significant portion of the mass merchandise market for us, as well as our competitors, we believe that Walmart's exclusion from the data analyzed by the Company above does not significantly change our market share or ranking relative to our competitors.

(2) "Market segment" is defined by us and is based on our product offerings and the categories in which we compete.

(3) "Market share" is based on sales dollars in the United States, as calculated by IRI for the 52 weeks ended March 20, 2011.

(4) "ACV" refers to the All Commodity Volume Food Drug Mass Index, as calculated by IRI for the 52 weeks ended March 20, 2011. ACV measures the ratio of the weighted sales volume of stores that sell a particular product to all the stores that sell products in that market segment generally. For example, if a product is sold by 50% of the stores that sell products in that market segment, but those stores account for 85% of the sales volume in that market segment, that product would have an ACV of 85%. We believe that a high ACV evidences a product's attractiveness to consumers, as major national and regional retailers will carry products that are attractive to their customers. Lower ACV measures

would indicate that a product is not as available to consumers because the major retailers generally would not carry products for which consumer demand may not be as high. For these reasons, we believe that ACV is an important measure for investors to gauge consumer awareness of the Company's product offerings and of the importance of those products to major retailers.

Our products are sold through multiple channels, including mass merchandisers, drug, grocery, dollar and club stores, which reduces our exposure to any single distribution channel.

While we perform the production planning and oversee the quality control aspects of the manufacturing, warehousing and distribution of our products, we outsource the operating elements of these functions to entities that offer expertise in these areas and cost efficiencies due to economies of scale. Our operating model allows us to focus on our sales and marketing programs and product development and innovation, which we believe enables us to achieve attractive margins while minimizing capital expenditures and working capital requirements.

We have developed our brand portfolio through the acquisition of strong and well-recognized brands from larger consumer products and pharmaceutical companies, as well as other brands from smaller private companies. While the brands we have purchased from larger consumer products and pharmaceutical companies have long histories of support and brand development, we believe that at the time we acquired them they were considered "non-core" by their previous owners. Consequently, these brands did not benefit from the focus of senior level personnel or strong marketing support. We also believe that the brands we have purchased from smaller private companies were constrained by the limited financial resources of their prior owners. After adding a brand to our portfolio, we seek to increase its sales, market share and distribution in both new and existing channels through our established retail distribution network. We pursue this growth through increased advertising and promotion, new sales and marketing strategies, improved packaging and formulations and innovative new products. Our business, business model and the following competitive strengths and growth strategy, however, face various risks that are described in "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K.

Competitive Strengths

Diversified Portfolio of Well-Recognized and Established Consumer Brands

We own and market well-recognized consumer brands, many of which were established over 60 years ago. Our diverse portfolio of products provides us with multiple sources of growth and minimizes our reliance on any one product or category. We provide significant marketing support to our core brands that is designed to enhance our sales growth and our long-term profitability. The markets in which we sell our products, however, are highly competitive and include numerous national and global manufacturers, distributors, marketers and retailers. Many of these competitors have greater research and development and financial resources than us and may be able to spend more aggressively on sales, advertising and marketing programs and research and development, which may have an adverse effect on our competitive position.

Strong Competitor in Attractive Categories

We compete in product categories that address recurring consumer needs. We believe we are well positioned in these categories due to the long history and consumer awareness of our brands, our strong market positions and our low-cost operating model. However, a significant increase in the number of product introductions or increased advertising, marketing and trade support by our competitors in these markets could have a material adverse effect on our business, financial condition and results from operations.

Proven Ability to Develop and Introduce New Products

We focus our marketing and product development efforts on the identification of under-served consumer needs, the design of products that directly address those needs and the ability to extend our highly recognizable brand names to other products. Demonstrative of this philosophy, in 2011, we launched *Little Fevers*® Fever Reducer and *Little Colds*® Honey Elixir under our *Little Remedies* line in addition to *Clear Eyes* Cooling Comfort Redness Relief and Itchy Eye Relief. Further, as a result of our acquisitions, we introduced *PediaCare* 24 Hour Allergy Relief and *Efferdent PM* overnight denture cleanser.

In 2010 we restaged our entire *Chloraseptic* lozenge product line with a new soothing liquid center formula. Although line extensions and new product introductions are important to the overall growth of a brand, our efforts may reduce sales of existing products within that brand. In addition, certain of our product introductions may not be successful and may be discontinued.

Efficient Operating Model
To gain operating efficiencies, we oversee the production planning and quality control aspects of the manufacturing, warehousing and distribution of our products, while we outsource the operating elements of these functions to well-established third-party providers. This approach allows us to benefit from their core competencies and maintain a highly variable cost structure, with low overhead, limited working capital requirements and minimal investment in capital expenditures as evidenced by the following:

	Gross Margin %	G&A % To Total Revenues	CapEx % To Total Revenues
2011	50.8	12.5	0.2
2010	52.4	11.7	0.2
2009	52.8	10.8	0.2

In 2011, our gross margin percentage decreased 160 basis points due primarily to the brands we acquired in the Blacksmith acquisition as such brands have higher costs to produce. In 2010, our gross margin percentage decreased 40 basis points due to unfavorable product mix and transition costs associated with transferring manufacturing in one of our household product lines to a new supplier. General and administrative costs, as a percentage of total revenues, increased 80 basis points in 2011 versus 2010, primarily as a result of costs associated with the acquisitions of Blacksmith and *Dramamine*. General and administrative costs, as a percentage of total revenues, increased 90 basis points in 2010 versus 2009 as a result of the severance and related expenses associated with the August 2009 reduction in force, the CEO transition in September 2009 and an increase in incentive compensation as a result of our achieving 2010 performance targets.

On September 1, 2010, we sold certain assets related to the nail polish remover brand, *Cutex*®, and on October 28, 2009, we divested our three shampoo brands, *Denorex*®, *Prell*® and *Zincon*®. (See Note 2 to our Consolidated Financial Statements.) In accordance with the Discontinued Operations Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), we reclassified the assets related to *Cutex* as assets held for sale in the Consolidated Balance Sheet as of March 31, 2010. In addition, *Denorex, Prell, Zincon* and *Cutex* are presented as discontinued operations in the Consolidated Financial Statements for all periods presented. Unless otherwise noted, this Annual Report on Form 10-K, exclusive of the Consolidated Financial Statements, relates only to results from continuing operations.

Management Team with Proven Ability to Acquire, Integrate and Grow Brands
Our business has grown through acquisition, integration and expansion of the many brands we have purchased. Our management team has significant experience in consumer product marketing, sales, legal and regulatory compliance, product development and customer service. Unlike many larger consumer products companies, which we believe often entrust their smaller brands to successive junior employees, we dedicate experienced managers to specific brands. Since we have approximately 100 employees, we seek more experienced personnel to bear the substantial responsibility of brand management and effectuate our growth strategy. These managers nurture the brands as they grow and evolve.

Growth Strategy

In order to continue to enhance our brands and drive growth we focus our growth strategy on our core competencies:

- Effective Marketing and Advertising,
- Sales Excellence,
- Extraordinary Customer Service, and
- Innovation and Product Development.

We execute this strategy through:

- ***Investments in Advertising and Promotion***

  We invest in advertising and promotion to drive the growth of our core brands. Our marketing strategy is focused primarily on consumer-oriented programs that include media advertising, targeted coupon programs and in-store advertising. While the absolute level of marketing expenditures differs by brand and category, we have often increased the amount of investment in our brands after acquiring them. For example, in 2011, after acquiring *Efferdent, Effergrip, PediaCare, Luden's, NasalCrom* and *Dramamine*, we spent approximately 28.4% of the corresponding revenues associated with these combined brands in order to drive future growth. Additionally, in 2011, we increased our advertising and promotion spend by approximately 37.9% compared to 2010 for our five legacy core OTC Healthcare products. Given the competition in our industry and the contraction of the U.S. economy, there is a risk that our marketing efforts may not result in increased sales and profitability. Additionally, no assurance can be given that we can maintain these increased sales and profitability levels once attained.

- ***Growing our Categories and Market Share with Innovative New Products***

One of our strategies is to broaden the categories in which we participate and increase our share within those categories through ongoing product innovation. In 2011, we launched *Little Fevers* Fever Reducer and *Little Colds* Honey Elixir under our *Little Remedies* line in addition to *Clear Eyes* Cooling Comfort Redness Relief and Itchy Eye Relief. Further, as a result of our acquisitions, we introduced *PediaCare* 24 Hour Allergy Relief and *Efferdent PM* overnight denture cleanser. In 2010, we restaged the *Chloraseptic* solid lozenge product line and introduced a soothing liquid center lozenge. While there is always a risk that sales of existing products may be reduced by new product introductions, our goal is to grow the overall sales of our brands.

- ***Increasing Distribution Across Multiple Channels***

Our broad distribution base ensures that our products are well positioned across all available channels and that we are able to participate in changing consumer retail trends. To ensure continued sales growth, we have altered our focus and have expanded our reliance on direct sales while reducing our reliance on brokers. This philosophy allows us to better:

- Know our customer,
- Service our customer, and
- Support our customer.

While we make great efforts to both maintain our customer base and grow in new markets, there is a risk that we may not be able to maintain or enhance our relationships across distribution channels, which could adversely impact our sales, business, financial condition and results from operations.

- ***Growing Our International Business***

International sales beyond the borders of North America represented 4.2%, 4.3% and 3.6% of revenues in 2011, 2010, and 2009, respectively. We have designed and developed both product and packaging for specific international markets and expect that our international revenues will grow as a percentage of total revenues. In addition to *Clear Eyes*, *Murine* and *Chloraseptic,* which are currently sold internationally, we license a large multinational Company to market the *Comet* brand in Eastern Europe. Since a number of our other brands have previously been sold internationally, we seek to expand the number of brands sold through our existing international distribution network and continue to identify additional distribution partners for further expansion into other international markets.

- ***Pursuing Strategic Acquisitions***

Acquisitions are an important part of our overall strategy for growing revenue. We have a history of growth through acquisition (see Our History and Accomplishments below). In 2011, we acquired Blacksmith and *Dramamine.* Prior to these two acquisitions, our last acquisition was our 2007 acquisition of the *Wartner* brand of over-the-counter wart treatment products. While we believe that there will continue to be a pipeline of acquisition candidates for us to investigate, a strategic fit and relative cost are of the utmost importance in our decision to pursue such opportunities. We believe our business model allows us to integrate any future acquisitions in an efficient manner, while also providing opportunities to realize significant cost savings. However, there is a risk that our operating results could be adversely affected in the event we (i) do not realize all of the anticipated operating synergies and cost savings from future acquisitions, (ii) we do not successfully integrate such acquisitions or (iii) we pay too much for these acquisitions. In 2010, we refinanced our long-term debt and significantly improved our liquidity position, debt maturities and covenants, all of which better positioned us and allowed us to pursue the Blacksmith and *Dramamine* acquisitions and potential future acquisition targets.

Market Position

During 2011, approximately 73.0% of our net revenues were from brands with a number one or number two market position, compared with approximately 76.3% and 82.8% during 2010 and 2009, respectively. Such brands include *Chloraseptic*, *Clear Eyes*, *Chore Boy*, *Comet*, *Compound W*, *The Doctor's*, *Murine* and *New-Skin* for each of the above periods and *Dramamine and Efferdent* in 2011 as a result of a recent acquisitions.

See the "Business" section on page 1 of this document for information regarding market share and ACV calculations.

Our History and Accomplishments

We were originally formed in 1996 as a joint venture of Medtech Labs and The Shansby Group (a private equity firm), to acquire certain OTC drug brands from American Home Products. Since 2001, our portfolio of brand name products has expanded from OTC brands to include household cleaning products. We have added brands to our portfolio principally by acquiring strong and well-recognized brands from larger consumer products and pharmaceutical companies. In February 2004, GTCR Golder Rauner II, LLC ("GTCR"), a private equity firm, acquired our business from the owners of Medtech Labs and The Shansby Group. In addition, we acquired the *Spic and Span* business in March 2004.

In April 2004, we acquired Bonita Bay Holdings, Inc. ("Bonita Bay"), the parent holding company of Prestige Brands International, Inc., which conducted its business under the "Prestige" name. After we completed the Bonita Bay acquisition, we began to conduct our business under the "Prestige" name as well. The Bonita Bay brand portfolio included *Chloraseptic, Comet, Clear Eyes* and *Murine*.

In October 2004, we acquired the *Little Remedies* brand of pediatric OTC products through our purchase of Vetco, Inc. Products offered under the *Little Remedies* brand included *Little Noses®* nasal products, *Little Tummys®* digestive health products, *Little Colds®* cough/cold remedies and *Little Remedies* New Parents Survival Kit. The *Little Remedies* products deliver relief from common childhood ailments without unnecessary additives such as saccharin, alcohol, artificial flavors, coloring dyes or harmful preservatives.

In February 2005, we raised $448.0 million through an initial public offering of 28.0 million shares of common stock. We used the net proceeds of the offering ($416.8 million), plus $3.0 million from our revolving credit facility and $8.8 million of cash on hand to (i) repay $100.0 million of our existing senior indebtedness, (ii) redeem $84.0 million in aggregate principal amount of our existing 9.25% senior subordinated notes, (iii) repurchase an aggregate of 4.7 million shares of our common stock held by the investment funds affiliated with GTCR and TCW/Crescent Mezzanine, LLC ("TWC/Crescent") for $30.2 million, and (iv) redeem all outstanding senior preferred units and class B preferred units of one of our subsidiaries for $199.8 million.

In October 2005, we acquired the *Chore Boy* brand of metal cleaning pads, scrubbing sponges, and non-metal soap pads. The brand has over 84 years of history in the scouring pad and cleaning accessories categories.

In November 2005, we acquired Dental Concepts LLC ("Dental Concepts"), a marketer of therapeutic oral care products sold under *The Doctor's* brand. The business is driven primarily by two niche segments, bruxism (nighttime teeth grinding) and interdental cleaning. Products marketed under *The Doctor's* brand include *The Doctor's NightGuard* Dental Protector, the first Food and Drug Administration ("FDA") cleared OTC treatment for bruxism, and *The Doctor's BrushPicks,* disposable interdental toothpicks.

In September 2006, we acquired Wartner USA B.V. ("Wartner"), the owner of the *Wartner* brand of OTC wart treatment products in the U.S. and Canada. The *Wartner* brand, which is the number three brand in the United States OTC wart treatment category, has enhanced and we expect will continue to enhance our market position in the category, complementing *Compound W*.

On October 28, 2009, we sold our three shampoo brands - *Prell* Shampoo, *Denorex* Dandruff Shampoo and *Zincon* Dandruff Shampoo. The terms of the sale included an upfront receipt of $8.0 million in cash, with a subsequent receipt of $1.0 million on October 28, 2010. We used the proceeds from the sale to reduce outstanding bank indebtedness.

In March 2010, we refinanced our outstanding long-term indebtedness through entry into a $150.0 million senior term loan facility due April 1, 2016, and the issuance of $150.0 million in senior notes with an 8.25% interest rate due 2018. Proceeds from the new indebtedness were used to retire our senior term loan facility originally due April 1, 2011 and 9.25% senior subordinated notes originally due April 15, 2012. Additionally, our new credit agreement included a $30.0 million revolving credit facility due April 1, 2015. The refinancing and new credit facility improved our liquidity, extended maturities and improved covenant ratios, all of which better positioned us to pursue strategic acquisitions.

On September 1, 2010, we sold certain assets related to the *Cutex* nail polish remover brand for $4.1 million.

On November 1, 2010, we acquired Blacksmith for $190.0 million in cash, plus a working capital adjustment of $13.4 million. Additionally, we paid $1.1 million on behalf of Blacksmith for the sellers' transaction costs. In connection with this acquisition, we acquired five OTC brands: *Efferdent, Effergrip, PediaCare, Luden's* and *NasalCrom.* In connection with the acquisition of Blacksmith, in November 2010, we (i) executed an Increase Joinder to our existing credit agreement pursuant to which we entered into an incremental term loan in the amount of $115.0 million and increased our revolving credit facility by $10.0 million to $40.0 million; and (ii) issued 8.25% senior notes due 2018 in an aggregate principal amount of $100.0 million. The purchase price was funded from the incremental term loan and the issuance of 8.25% senior notes and cash on hand.

On January 6, 2011, we completed the acquisition of certain assets comprising the *Dramamine* brand in the United States for $77.1 million in cash, including transaction costs incurred in the acquisition of $1.2 million. The purchase price was funded from cash on hand. The *Dramamine* brand is complementary to our existing OTC brands.

Products

We conduct our operations through two principal business segments:

- Over-the-Counter Healthcare; and
- Household Cleaning

Over-the-Counter Healthcare Segment

Our portfolio of OTC products includes nine core OTC brands: *Chloraseptic* sore throat remedies, *Clear Eyes* eye drops, *Compound W* wart removers, *Dramamine* motion sickness products, *Efferdent* and *Effergrip* denture products, *Little Remedies* pediatric healthcare products, *Luden's* cough drops, *PediaCare* pediatric healthcare products and *The Doctor's* brand of oral care products. Our other significant brands in the category include *Dermoplast* first-aid products, *Murine* eye and ear care products, *NasalCrom* allergy relief product, *New-Skin* liquid bandage, and *Wartner* wart removers. In 2011, the OTC Healthcare segment accounted for 69.7% of our net revenues compared to 62.2% and 60.6% in 2010 and 2009, respectively.

Chloraseptic
Chloraseptic was originally developed by a dentist in 1957 to relieve sore throats and mouth pain. *Chloraseptic's* 6 oz. cherry liquid sore throat spray is the number one selling product in the sore throat liquids/sprays segment. The *Chloraseptic* brand has an ACV of 92.3% and is number one in sore throat liquids/lozenges with a 40.7% market share.

Clear Eyes
Clear Eyes, with an ACV of 87.7%, has been marketed as an effective eye care product that helps take redness away and helps moisturize the eye. *Clear Eyes* is among the leading brands in the OTC personal eye care category. The 0.5 oz. size of *Clear Eyes* redness relief eye drops is the number two selling product in the eye allergy redness relief category and *Clear Eyes* is the number two brand in that category with 16.2% market share.

Compound W
Compound W has a long heritage; its wart removal products having been introduced almost 50 years ago. *Compound W* products are specially designed to provide relief from common and plantar warts and are sold in multiple forms of treatment depending on the consumer's need, including Fast-Acting Liquid, Fast-Acting Gel, One Step Pads for Kids, One Step Pads for Adults and *Freeze Off*®, a cryogenic-based wart removal system. We believe that *Compound W* is one of the most trusted names in wart removal. *Compound W* is the number two wart removal brand in the United States with a 36.0% market share and an ACV of 91.0%.

Dramamine
Dramamine is the number one brand in the $48.7 million Motion Sickness Tablets category with a 39.2% share and distribution in over 93.5% ACV. The product line includes a Less Drowsy formula and Chewable form in addition to the top selling *Dramamine* Original product.

Efferdent
Efferdent Denture Cleanser holds a 31.6% share and the number two position in the $75.8 million Denture Cleanser Tablets category. The January 2011 introduction of *Efferdent PM* extended the brand into the growing overnight cleanser segment. *Efferdent* enjoys distribution on over 95.2% ACV. *Effergrip* denture adhesive competes in the $148.4 million adhesives category and holds a 0.7% share.

Little Remedies
Little Remedies is a full line of pediatric OTC products that contain no alcohol, saccharin, artificial flavors or coloring dyes including: (i) *Little Noses,* a product line consisting of an assortment of nasal saline products, (ii) *Little Colds,* a product line consisting of a multi-symptom cold relief formula, sore throat relief products, a cough relief formula, a decongestant and a combined decongestant plus cough relief formula, (iii) *Little Tummys*, a product line consisting of gas relief drops, laxative drops and gripe water, an herbal supplement used to ease discomfort often associated with colic and hiccups, and (iv) *Little Teethers*, a product line offering teething relief.

Luden's
Luden's throat drops heritage spans more than 120 years. Among the fastest growing brands in the $399.4 million cough drops category, *Luden's* has a 5.5% share of market and distribution in more than 94.3% ACV. *Luden's* Wild Cherry is the number one selling item in the cough drop category and a Sugar Free line extension was launched in 2011.

PediaCare
PediaCare is a full line of pediatric multi-symptom cough, cold and allergy products. In 2011, the brand launched a comprehensive line of pain relievers and fever reducers for both children and infants in addition to a new 24 Hour Allergy Relief offering. *PediaCare* currently holds a 3.5% share and the number six position in the $664.2 million Pediatric Healthcare market. All *PediaCare* products combined have distribution in 85.1% ACV.

The Doctor's
The Doctor's is a line of products designed to help consumers that are highly motivated to maintain good oral hygiene in between dental office visits. The market is driven primarily by two niche segments, bruxism (nighttime teeth grinding) and interdental cleaning. *The Doctor's NightGuard* dental protector was the first FDA cleared OTC treatment for bruxism.

Household Cleaning Segment

Our portfolio of Household Cleaning brands includes the *Chore Boy, Comet* and *Spic and Span* brands. During 2011, the Household Cleaning segment accounted for 30.3% of our revenues, compared with 37.8% and 39.4% in 2010 and 2009, respectively.

Chore Boy
Chore Boy scrubbing pads and sponges were initially launched in the 1920's. Over the years the line has grown to include metal and non-metal scrubbers that are used for a variety of household cleaning tasks. *Chore Boy* products are currently sold in food and drug stores, mass merchandisers, and in hardware and convenience stores.

Comet
Comet was originally introduced in 1956 and is one of the most widely recognized Household Cleaning brands, with an ACV of 98.8%. *Comet* competes in the abrasive and non-abrasive tub and tile cleaner sub-category of the Household Cleaning category that includes abrasive powders, creams, liquids and non-abrasive sprays. *Comet* products include several varieties of cleaning powders, spray and cream, both abrasive and non-abrasive.

Spic and Span
Spic and Span was introduced in 1925 and is marketed as the complete home cleaner with three product lines consisting of (i) dilutables, (ii) an anti-bacterial hard surface spray for counter tops and (iii) glass cleaners. Each of these products can be used for multi-room and multi-surface cleaning.

For additional information concerning our business segments, please refer to Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 18 to the Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K.

Marketing and Sales

Our marketing strategy is based upon the acquisition and the rejuvenation of established consumer brands that possess what we believe to be significant brand value and unrealized potential. Our marketing objective is to increase sales and market share by developing innovative new products and line extensions and executing professionally designed, creative and cost-effective advertising and promotional programs. After we acquire a brand, we implement a brand building strategy that uses the brand's existing consumer awareness to maximize sales of current products and provides a vehicle to drive growth through product innovation. This brand building process involves the evaluation of the existing brand name, the development and introduction of innovative new products and the execution of professionally designed support programs. Recognizing that financial resources are limited, we allocate our resources to focus on our core brands that we believe have the greatest opportunities for growth and financial success. Brand priorities vary from year-to-year and generally revolve around new product introductions.

Customers

Our senior management team and dedicated sales force strive to maintain long-standing relationships with our top 50 domestic customers, which accounted for approximately 74.4%, 79.6% and 80.7% of our combined gross sales for 2011, 2010 and 2009, respectively. Our sales management team has grown to 26 people in order to focus on our key customer relationships. We also contract with third-party sales management enterprises that interface directly with our remaining customers and report directly to members of our sales management team.

We enjoy broad distribution across each of the major retail channels, including mass merchandisers, drug, food, dollar and club stores. The following table sets forth the percentage of gross sales across our five major distribution channels during each of the three-years ended March 31:

	Percentage of Gross Sales(1)		
Channel of Distribution	**2011**	**2010**	**2009**
Mass	33.0 %	34.9 %	36.3 %
Food	21.8	21.0	21.7
Drug	25.0	24.1	24.7
Dollar	9.8	10.7	9.9
Club	2.3	2.3	2.4
Other	8.1	7.0	5.0

(1) Includes estimates for some of our wholesale customers that service more than one distribution channel.

Due to the diversity of our product line, we believe that each of these channels is important to our business and we continue to seek opportunities for growth in each channel.

Our principal customer relationships include Walmart, Walgreens, CVS, Target and Dollar Tree. Sales to our top five and ten customers accounted for approximately 41.7% and 53.0% of total gross sales, respectively, in 2011 compared with approximately 45.6% and 57.3%, respectively, in 2010 and approximately 47.1% and 58.5%, respectively, in 2009. No single customer other than Walmart accounted for more than 10% of our gross sales in any of those years and none of our other top five customers accounted for less than 3% of our gross sales in any of those years.

Our strong customer relationships and product recognition provide us with a number of important benefits including (i) minimization of slotting fees, (ii) maximization of new product introductions, (iii) maximization of shelf space prominence and (iv) minimization of cash collection days. We believe that management's emphasis on strong customer relationships, speed and flexibility and leading sales technology capabilities, combined with consistent marketing support programs and ongoing product innovation, will continue to maximize our competitiveness in the increasingly complex retail environment.

The following table sets forth a list of our primary distribution channels and our principal customers for each channel:

Distribution Channel	Customers	Distribution Channel	Customers
Mass	Kmart	***Drug***	CVS
	Meijer		Rite Aid
	Target		Walgreens
	Walmart		
		Dollar	Dollar General
Food	Ahold		Dollar Tree
	Kroger		Family Dollar
	Publix		
	Safeway	***Club***	BJ's Wholesale Club
	Supervalu		Costco
			Sam's Club

Outsourcing and Manufacturing

In order to maximize our competitiveness and efficiently allocate our resources, third-party manufacturers fulfill all of our manufacturing needs. We have found that contract manufacturing maximizes our flexibility and responsiveness to industry and consumer trends while minimizing the need for capital expenditures. We select contract manufacturers based on their core competencies and our perception of the best overall value, including factors such as (i) depth of services, (ii) professionalism and integrity of the management team, (iii) manufacturing flexibility, (iv) regulatory compliance and (v) competitive pricing. We also conduct thorough reviews of each potential manufacturer's facilities, quality standards, capacity and financial stability. We generally purchase only finished products from our manufacturers.

Our primary contract manufacturers provide comprehensive services from product development through the manufacturing of finished goods. They are responsible for such matters as (i) production planning, (ii) product research and development, (iii) procurement, (iv) production, (v) quality testing, and (vi) almost all capital expenditures. In most instances, we provide our contract manufacturers with guidance in the areas of (i) product development, (ii) performance criteria, (iii) regulatory guidance, (iv) sourcing of packaging materials and (v) monthly master production schedules. This management approach results in minimal capital expenditures and maximizes our cash flow, which is reinvested to support our marketing initiatives, used to fund brand acquisitions or to repay outstanding indebtedness.

At March 31, 2011, we had relationships with over 40 third-party manufacturers. Of those, we had long-term contracts with 11 manufacturers that produced items that accounted for approximately 52.9% of our gross sales for each of 2011 and 2010 compared to 10 manufacturers with long-term contracts that produced approximately 53.3% of gross sales in 2009. The fact that we do not have long-term contracts with certain manufacturers means that they could cease manufacturing these products at any time and for any reason, or initiate arbitrary and costly price increases which could have a material adverse effect on our business, financial condition and results from operations.

At March 31, 2011, suppliers for our key brands included (i) Fitzpatrick Bros. Inc., (ii) Access Business Group, (iii) Aspen Pharmacare, (iv) Altaire Pharmaceuticals, Inc., (v) BestSweet, Inc., and (vi) Pharma Tech Industries. We enter into manufacturing agreements for a majority of our products by sales volume, each of which vary based on the capabilities of the third-party manufacturer and the products being supplied. These agreements explicitly outline the manufacturer's obligations and product specifications with respect to the brand or brands being produced. The purchase price of products under these agreements is subject to change pursuant to the terms of these agreements due to fluctuations in raw material, packaging and labor costs. All of our other products are manufactured on a purchase order basis which is generally based on batch sizes and results in no long-term obligations or commitments.

Warehousing and Distribution

We receive orders from retailers and/or brokers primarily by electronic data interchange, which automatically enters each order into our computer systems and then routes the order to our distribution center. The distribution center will, in turn, send a confirmation that the order was received, fill the order and ship the order to the customer, while sending a shipment confirmation to us. Upon receipt of the confirmation, we send an invoice to the customer.

We manage product distribution in the mainland United States primarily through one facility located in St. Louis, owned and operated by a third-party provider. Our warehouse provider provides warehouse services, including without limitation, storage, handling and shipping with respect to our full line of products, as well as transportation services, including without limitation, (i) complete management services, (ii) claims administration, (iii) proof of delivery, (iv) procurement, (v) report generation, and (vi) automation and freight payment services with respect to our full line of products.

If our warehouse provider abruptly stopped providing warehousing or transportation services to us, our business operations could suffer a temporary disruption while new service providers are engaged. We believe this process could be completed quickly and any temporary disruption resulting therefrom would not be likely to have a significant effect on our operating results and financial condition. However, a serious disruption, such as a flood or fire, to our distribution center could damage our inventory and could materially impair our ability to distribute our products to customers in a timely manner or at a reasonable cost. We could incur significantly higher costs and experience longer lead times associated with the distribution of our products to our customers during the time required to reopen or replace our distribution center. As a result, any such serious or prolonged disruption could have a material adverse effect on our business, financial condition and results from operations.

Competition

The business of selling brand name consumer products in the OTC Healthcare and Household Cleaning categories is highly competitive. These markets include numerous national and global manufacturers, distributors, marketers and retailers that actively compete for consumers' business both in the United States and abroad. Many of these competitors are larger and have substantially greater research and development and financial resources than we do. Consequently, they may have the ability to spend more aggressively on advertising and marketing and research and development, and to respond more effectively to changing business and economic conditions. If this were to occur, our sales, operating results and profitability could be adversely affected. In addition, we are experiencing increased competition from so called "private label" products introduced by major retail chains. While we believe that our branded products provide superior quality and benefits, we are unable to predict whether consumers will continue to purchase "private label" products at increasing rates after the conclusion of the current economic downturn.

Our principal competitors vary by industry category. Competitors in the OTC Healthcare category include: Johnson & Johnson, maker of *Visine*®, which competes with our *Clear Eyes* and *Murine* brands; McNeil-PPC (owned by Johnson & Johnson), maker of Children's *Tylenol*® and Novartis Consumer Healthcare, maker of *Triaminic*®, each of which competes with our *PediaCare* and *Little Remedies* brands; The Procter & Gamble Company, maker of *Vicks*®, and Reckitt Benckiser, maker of *Cepacol*®, each of which competes with our *Chloraseptic* brand; Kraft Foods, maker of *Halls*®, which competes with our *Luden's* brand; The Procter & Gamble Company, maker of *Fixodent*®, and GlaxoSmithKline, maker of *Polident*®, each of which competes with our *Efferdent* brand; and Insight Pharmaceuticals, Inc. maker of *Bonine*®, which competes with our *Dramamine* brand. Other competitors in the OTC category include: Merck, maker of *Dr. Scholl's*®, which competes with our *Compound W* and *Wartner* brands; GlaxoSmithKline, maker of *Debrox*®, which competes with our *Murine* ear care brand; Sunstar America, Inc., maker of the *GUM*® line of oral care products, as well as DenTek® Oral Care, Inc., which markets a dental protector for nighttime teeth grinding and interdental toothpicks, each of which competes with our *The Doctor's* oral care brand.

Competitors in the household cleaning category include: Henkel AG & Co., maker of *Soft Scrub*®, Colgate-Palmolive Company, maker of *Ajax* Cleanser, and The Clorox Company, maker of *Tilex*®, each of which competes with our *Comet* brand. Additionally, Clorox's *Pine Sol*® and Procter & Gamble's *Mr. Clean*® compete with our *Spic and Span* brand, while 3M Company, maker of *Scotch-Brite*®, *O-Cel-O*® and *Dobie*® brands, and Clorox's *SOS*®, compete with our *Chore Boy* brand.

We compete on the basis of numerous factors, including brand recognition, product quality, performance, price and product availability at the retail level. Advertising, promotion, merchandising and packaging, the timing of new product introductions and line extensions also have a significant impact on customers' buying decisions and, as a result, on our sales. The structure and quality of our sales force, as well as sell-through of our products, affects in-store position, wall display space and inventory levels in retail outlets. If we are unable to maintain the inventory levels and in-store positioning of our products in retail stores, our sales and operating results will be adversely affected. Our markets are also highly sensitive to the introduction of new products, which may rapidly capture a significant share of the market. An increase in the amount of new product introductions and the levels of advertising spending by our competitors could have a material adverse effect on our business, financial condition and results from operations.

Regulation

Product Regulation

The formulation, manufacturing, packaging, labeling, distribution, importation, sale and storage of our products are subject to extensive regulation by various federal agencies, including the FDA, the Federal Trade Commission ("FTC"), the Consumer Product Safety Commission ("CPSC"), and the Environmental Protection Agency ("EPA"), and various agencies of the states, localities and foreign countries in which our products are manufactured, distributed and sold. Our Regulatory Team is guided by a senior member of management and staffed by individuals with appropriate legal and regulatory experience. Our Regulatory and Operations teams work closely with our third-party manufacturers on quality related matters while we monitor their compliance with FDA regulations and perform periodic audits to ensure such compliance. This continual evaluation process ensures that our manufacturing processes and products are of the highest quality and in compliance with all known regulatory requirements. When and if the FDA chooses to audit a particular manufacturing facility, we are required to be notified immediately and updated on the progress of the audit as it proceeds. If we or our manufacturers fail to comply with applicable regulations, we could become subject to significant claims or penalties or be required to discontinue the sale of the non-compliant product, which could have a material adverse effect our business, financial condition and results from operations. In addition, the adoption of new regulations or changes in the interpretations of existing regulations may result in significant additional compliance costs or discontinuation of product sales and may also have a material adverse effect on our business, financial condition and results from operations.

Most of our OTC drug products are regulated pursuant to the FDA's monograph system. The monographs set out the active ingredients and labeling indications that are permitted for certain broad categories of OTC drug products. When the FDA has finalized a particular monograph, it has concluded that a properly labeled product formulation is generally recognized as safe and effective and not misbranded. A tentative final monograph indicates that the FDA has not made a final determination about products in a category to establish safety and efficacy for a product and its uses. However, unless there is a serious safety or efficacy issue, the FDA typically will exercise enforcement discretion and permit companies to sell products conforming to a tentative final monograph until the final monograph is published. Products that comply with either final or tentative final monograph standards do not require pre-market approval from the FDA.

Certain of our OTC drug products are Abbreviated New Drug Applications ("ANDA") products and are manufactured and labeled in accordance with a FDA-approved submission. These products are subject to reporting requirements as set forth in FDA regulations.

Certain of our OTC Healthcare products are medical devices which are regulated by the FDA through a system which usually involves pre-market clearance. During the review process, the FDA makes an affirmative determination as to the sufficiency of the label directions, cautions and warnings for the medical devices in question.

In accordance with the Federal Food, Drug and Cosmetic Act ("FDC Act") and FDA regulations, the Company and its drug and device manufacturers must also comply with the FDA's current Good Manufacturing Practices ("GMPs"). The FDA inspects our facilities and those of our third-party manufacturers periodically to determine that both the Company and our third-party manufacturers are complying with GMPs.

A number of our products are regulated by the CPSC under the Federal Hazardous Substances Act (the "FHSA"), the Poison Prevention Packaging Act of 1970 (the "PPPA") and the Consumer Products Safety Improvement Act of 2008 (the "CPSIA"). Certain of our household products are considered to be hazardous substances under the FHSA and therefore require specific cautionary warnings to be included in their labeling for such products to be legally marketed. In addition, a small number of our products are subject to regulation under the PPPA and can only be legally marketed if they are dispensed in child-resistant packaging or labeled for use in households where there are no children. The CPSIA requires us to make available to our customers certificates stating that we are in compliance with any applicable regulation administered by the CPSC.

Certain of our Household Cleaning products are considered pesticides under the Federal Insecticide, Fungicide, and Rodenticide Act ("FIFRA"). Generally speaking, any substance intended for preventing, destroying, repelling, or mitigating any pest is considered to be a pesticide under FIFRA. We market and distribute certain household products under our *Comet* and *Spic and Span* brands which make antibacterial and/or disinfectant claims governed by FIFRA. Due to the antibacterial and/or disinfectant claims on certain of the *Comet* and *Spic and Span* products, such products are considered to be pesticides under FIFRA and are required to be registered with the EPA and contain certain disclosures on the product labels. In addition, the contract manufacturers from which we source these products must be registered with the EPA. Our *Comet* and *Spic and Span* products that make antibacterial and/or disinfectant claims are also subject to state regulations and the rules and regulations of the various jurisdictions where these products are sold.

Other Regulations
We are also subject to a variety of other regulations in various foreign markets, including regulations pertaining to import/export regulations and antitrust issues. To the extent we decide to commence or expand operations in additional countries, we may be required to obtain an approval, license or certification from the country's ministry of health or comparable agency. We must also comply with product labeling and packaging regulations that may vary from country-to-country. Government regulations in both our domestic and international markets can delay or prevent the introduction, or require the reformulation or withdrawal, of some of our products. Our failure to comply with these regulations can result in a product being removed from sale in a particular market, either temporarily or permanently. In addition, we are subject to FTC and state regulations, as well as foreign regulations, relating to our product claims and advertising. If we fail to comply with these regulations, we could be subject to enforcement actions and the imposition of penalties which could have a material adverse effect on our business, financial condition and results from operations.

Intellectual Property

We own a number of trademark registrations and applications in the United States, Canada and other foreign countries. The following are some of the most important registered trademarks we own in the United States and/or Canada: *Chloraseptic, Chore Boy, Cinch®, Clear Eyes, Comet, Compound W, Dermoplast, Dramamine, Efferdent, Effergrip, Freeze Off, Little Remedies, Longlast®, Luden's, Momentum®, Murine, NasalCrom, New-Skin, PediaCare, Percogesic®, Spic and Span, The Doctor's Brushpicks, The Doctor's NightGuard,* and *Wartner*.

Our trademarks and trade names are how we convey that the products we sell are "brand name" products. Our ownership of these trademarks and trade names is very important to our business as it allows us to compete based on the value and goodwill associated with these marks. We may also license others to use these marks. Additionally, we own or license patents on innovative and proprietary technology. Such patents evidence the unique nature of our products, provide us with exclusivity and afford us protection from the encroachment of others. None of our patents that we own or license, however, is material to us on a consolidated basis. Enforcing our rights, or the rights of any of our licensors, represented by these trademarks, trade names and patents is critical to our business, but is expensive. If we are not able to effectively enforce our rights, others may be able to dilute our trademarks, trade names and patents and diminish the value associated with our brands and technologies, which could have a material adverse effect on our business, financial condition and results from operations.

We do not own all of the intellectual property rights applicable to our products. In those cases where our third-party manufacturers own patents that protect our products, we are dependent on them as a source of supply for our products. Unless other non-infringing technologies are available, we must continue to purchase patented products from our suppliers who sell patented products to us. In addition, we rely on our suppliers for their enforcement of their intellectual property rights against infringing products.

We have licensed to The Procter & Gamble Company the right to use the *Comet, Spic and Span* and *Chlorinol®* trademarks in the commercial/institutional/industrial segment in the United States and Canada until 2019. We have also licensed to The Procter & Gamble Company the *Comet* and *Chlorinol* brands in Russia and specified Eastern European countries until 2015.

Seasonality

The first quarter of our fiscal year typically has the lowest level of revenue due to the seasonal nature of certain of our brands relative to the summer and winter months. In addition, the first quarter is the least profitable quarter due to the increased advertising and promotional spending to support those brands with a summer selling season, such as *Clear Eyes* products, *Compound W*, *Wartner* and *New-Skin*. The increased level of advertising and promotional campaigns in the third quarter influence sales of our cough/cold products such as *Chloraseptic, Little Remedies, Luden's* and *PediaCare* during the fourth quarter cough/cold winter months. Additionally, the fourth quarter typically has the lowest level of advertising and promotional spending as a percent of revenue.

Employees

We employed approximately 100 full time individuals at March 31, 2011. None of our employees is a party to a collective bargaining agreement. Management believes that our relations with our employees are good.

Backlog Orders

We had no backlog orders at March 31, 2011 or 2010.

Available Information

Our Internet address is www.prestigebrands.com. We make available free of charge on or through our Internet website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports, and the Proxy Statement for our annual stockholders' meetings, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC"). The information found on our website shall not be deemed incorporated by reference by any general statement incorporating by reference this Annual Report on Form 10-K into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and shall not otherwise be deemed filed under such Acts. Information on our Internet website does not constitute a part of this Annual Report on Form 10-K and is not incorporated herein by reference.

The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

We have adopted a Code of Conduct Policy, Code of Ethics for Senior Financial Employees, Complaint Procedures for Accounting and Auditing Matters, Corporate Governance Guidelines, Audit Committee Pre-Approval Policy, and Charters for our Audit, Compensation and Nominating and Governance Committees, as well as a Related Persons Transaction Policy and Stock Ownership Guidelines. We will provide to any person without charge, upon request, a copy of the foregoing materials. Any requests for the foregoing documents from us should be made in writing to:

Prestige Brands Holdings, Inc.
90 North Broadway
Irvington, New York 10533
Attention: Secretary

We intend to disclose future amendments to the provisions of the foregoing documents, policies and guidelines and waivers therefrom, if any, on our Internet website and/or through the filing of a Current Report on Form 8-K with the SEC to the extent required under the Exchange Act.

ITEM 1A. RISK FACTORS

The high level of competition in our industry, much of which comes from competitors with greater resources, could adversely affect our business, financial condition and results from operations.

The business of selling brand name consumer products in the OTC Healthcare and Household Cleaning categories is highly competitive. These markets include numerous manufacturers, distributors, marketers and retailers that actively compete for consumers' business both in the United States and abroad. Many of these competitors are larger and have substantially greater resources than we do, and may therefore have the ability to spend more aggressively on research and development, advertising and marketing, and to respond more effectively to changing business and economic conditions. If this were to occur, it could have a material adverse effect on our business, financial condition and results from operations.

Certain of our product lines that account for a large percentage of our sales have a small market share relative to our competitors. For example, while *Clear Eyes* has a number two market share position of 16.2% within the allergy/redness eye drop segment, its top competitor, *Visine*®, has a market share of 31.4% in the same segment. In contrast, certain of our brands with number two market positions have a similar market share relative to our competitors. For example, *Compound W* has a number two market position of 36.0% and its top competitor, *Dr. Scholl's*®, has a market position of 40.4% in the same category. Finally, while our *New-Skin* liquid bandage product has a number one market position of 55.8%, the size of the liquid bandage market is relatively small, particularly when compared to the much larger bandage category. See "Part I, Item 1. Business" section on page 1 of this Annual Report on Form 10-K for information regarding market share calculations.

We compete for customers' attention based on a number of factors, including brand recognition, product quality, performance, price and product availability at the retail level. Advertising, promotion, merchandising and packaging, the timing of new product introductions and line extensions also have a significant impact on consumer buying decisions and, as a result, on our sales. The structure and quality of our sales force, as well as sell-through of our products affect in-store position, wall display space and inventory levels in retail stores. If we are unable to maintain our current distribution network, inventory levels and in-store positioning of our products at our customers, our sales and operating results will be adversely affected. Our markets also are highly sensitive to the introduction of new products, which may rapidly capture a significant share of the market. An increase in the number of product innovations by our competitors or the failure of a new product launch by the Company could have a material adverse effect on our business, financial condition and results from operations.

In addition, competitors may attempt to gain market share by offering products at prices at or below those typically offered by us. Competitive pricing may require us to reduce prices which may result in lost sales or a reduction of our profit margins. Future price adjustments, product changes or new product introductions by our competitors or our inability to react with price adjustments, product changes or new product introductions of our own could result in a loss of market share which could have a material adverse effect on our business, financial condition and results from operations.

We depend on a limited number of customers with whom we have no long-term agreements for a large portion of our gross sales and the loss of one or more of these customers could reduce our gross sales and have a material adverse effect on our business, financial condition and results of operations.

For 2011, our top five and ten customers accounted for approximately 41.7% and 53.0%, respectively, of our sales, compared with approximately 45.6% and 57.3% for 2010 and 47.1% and 58.5% for 2009. Walmart, which itself accounted for approximately 20.3%, 24.4% and 25.5% of our sales in 2011, 2010 and 2009, respectively, is our only customer that accounted for 10% or more of our sales. We expect that for future periods, our top five and ten customers, including Walmart, will, in the aggregate, continue to account for a large portion of our sales. The loss of one or more of our top customers, any significant decrease in sales to these customers, or a significant decrease in our retail display space in any of these customers' stores, could reduce our sales and have a material adverse effect on our business, financial condition and results from operations.

In addition, our business is based primarily upon individual sales orders. We typically do not enter into long-term contracts with our customers. Accordingly, our customers could cease buying products from us at any time and for any reason. The fact that we do not have long-term contracts with our customers means that we have no recourse in the event a customer no longer wants to purchase products from us. If a significant number of our smaller customers, or any of our significant customers, elect not to purchase products from us, our business, financial condition and results from operations could be adversely affected.

Our business has been and could continue to be adversely affected by a prolonged recession in the United States.

The economic uncertainty surrounding the current United States recession has affected and could continue to materially affect our business because such economic challenges could adversely affect consumers, our customers and suppliers. Specifically:

- Consumer spending may continue to be curtailed resulting in downward pressure on our sales,
- Our customers may continue to rationalize the number of products that reach store shelves resulting in a reduction of the number of products that are carried at retail, particularly those that are not number one or two in their category,
- Our customers may continue to reduce overall inventory levels to strengthen their working capital positions which could result in additional sales reductions for us during those periods that our customers implement such strategies,
- Our customers may continue to increase the number and breadth of products that are sold via their "private label" to the detriment of our branded products,
- Our customers may continue to rationalize store count, closing additional marginally performing stores resulting in sales reductions, potential working capital reductions, and an inability to repay amounts owed to us, and
- Our suppliers may suffer from sales reductions which could diminish their working capital and impede their ability to provide product to us in a timely manner.

We depend on third-party manufacturers to produce the products we sell. If we are unable to maintain these manufacturing relationships or fail to enter into additional relationships, as necessary, we may be unable to meet customer demand and our sales and profitability could suffer as a result.

All of our products are produced by third-party manufacturers. Our ability to retain our current manufacturing relationships and engage in and successfully transition to new relationships is critical to our ability to deliver quality products to our customers in a timely manner. Without adequate supplies of quality merchandise, sales would decrease materially and our business would suffer. In the event that our primary third-party manufacturers are unable or unwilling to ship products to us in a timely manner, we would have to rely on secondary manufacturing relationships or identify and qualify new manufacturing relationships. We might not be able to identify or qualify such manufacturers for existing or new products in a timely manner and such manufacturers may not allocate sufficient capacity to us in order that we may meet our commitments to customers. In addition, identifying alternative manufacturers without adequate lead times can compromise required product validation and stability protocol, which may involve additional manufacturing expense, delay in production or product disadvantage in the marketplace. The consequences of not securing adequate and timely supplies of merchandise would negatively impact inventory levels, sales and gross margins, and could have a material adverse effect on our business, financial condition and results from operations.

These manufacturers may also increase the cost of the products we purchase which could adversely affect our margins in the event we are unable to pass along these increased costs to our customers. A situation such as this could also have a material adverse effect on our business, financial condition and results from operations.

At March 31, 2011, we had relationships with over 40 third-party manufacturers. Of those, we had long-term contracts with 11 manufacturers that produced items that accounted for approximately 52.9% of our gross sales for each of 2011 and 2010. The fact that we do not have long-term contracts with certain manufacturers means that they could cease manufacturing these products at any time and for any reason, or initiate arbitrary and costly price increases which could have a material adverse effect on our business, financial condition and results from operations.

Price increases for raw materials, labor, energy and transportation costs could have an adverse impact on our margins.

The costs to manufacture and distribute our products are subject to fluctuation based on a variety of factors. Increases in commodity raw material (including resins) and packaging component prices and labor, energy and fuel costs could have a significant impact on our 2012 results from operations. Consequently, if we are unable to increase the price for our products or continue to achieve cost savings in a rising cost environment, such cost increases would reduce our gross margins and could have a material adverse effect on our results from operations. If we increase the price for our products in order to maintain gross margins for our products, such increase may adversely affect demand for, and sales of, our products which could have a material adverse effect on our financial condition and results of operations.

Disruption in our St. Louis distribution center may prevent us from meeting customer demand and our sales and profitability may suffer as a result.

We manage our product distribution in the continental United States through one primary distribution center in St. Louis, Missouri. A serious disruption, such as a flood or fire, to our primary distribution center could damage our inventory and could materially impair our ability to distribute our products to customers in a timely manner or at a reasonable cost. We could incur significantly higher costs and experience longer lead times during the time required to reopen or replace our primary distribution center. As a result, any serious disruption could have a material adverse effect on our business, financial condition and results from operations.

Achievement of our strategic objectives requires the acquisition, or potentially the disposition, of certain brands or product lines. Efforts to effect and integrate such acquisitions or dispositions may divert our managerial resources away from our business operations.

The majority of our growth has been driven by acquiring other brands and companies. At any given time, we may be engaged in discussions with respect to possible acquisitions that are intended to enhance our product portfolio, enable us to realize cost savings and further diversify our category, customer and channel focus. Our ability to successfully grow through acquisitions depends on our ability to identify, negotiate, complete and integrate suitable acquisition candidates and to obtain any necessary financing. These efforts could divert the attention of our management and key personnel from our business operations. If we complete acquisitions, we may also experience:

- Difficulties achieving, or an inability to achieve, our expected returns,
- Difficulties in integrating any acquired companies, personnel and products into our existing business,
- Delays in realizing the benefits of the acquired company or products,
- Higher costs of integration than we anticipated,
- Difficulties in retaining key employees of the acquired business who are necessary to manage the business,
- Difficulties in maintaining uniform standards, controls, procedures and policies throughout our acquired companies, or
- Adverse customer or stockholder reaction to the acquisition.

In addition, any acquisition could adversely affect our operating results as a result of higher interest costs from the acquisition-related debt and higher amortization expenses related to the acquired intangible assets. The diversion of management's attention to pursue acquisitions, or our failure to successfully integrate acquired companies into our business, could have a material adverse effect on our business, financial condition and results from operations.

In the event that we decide to sell a brand or product line, we may encounter difficulty finding, or be unable to find, a buyer on acceptable terms in a timely manner. The pursuit of divestitures could divert management's attention from our business operations and result in a delay in our efforts to achieve our strategic objectives.

Our risks associated with doing business internationally increase as we expand our international footprint.

During 2011, 2010 and 2009, approximately 4.2%, 4.3% and 3.6%, respectively, of our total revenues were attributable to our international business. We generally rely on brokers and distributors for the sale of our products in foreign countries. In addition to the risks associated with political instability, changes in the outlook for economic prosperity in these countries could adversely affect the sales of our products in these countries. Other risks of doing business internationally include:

- Changes in the legislative or regulatory requirements of the countries or regions where we do business,
- Currency controls which restrict or prohibit the payment of funds or the repatriation of earnings to the United States,
- Fluctuating foreign exchange rates could result in unfavorable increases in the price of our products or cause increases in the cost of certain products purchased from our foreign third-party manufacturers,
- Regulatory oversight and its impact on our ability to get products registered for sale in certain markets,

- Potential trade restrictions and exchange controls,
- Inability to protect our intellectual property rights in these markets, and
- Increased costs of compliance with general business and tax regulations in these countries or regions.

Regulatory matters governing our industry could have a significant negative effect on our sales and operating costs.

In both our United States and foreign markets, we are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints exist at the federal, state or local levels in the United States and at analogous levels of government in foreign jurisdictions.

The formulation, manufacturing, packaging, labeling, distribution, importation, sale and storage of our products are subject to extensive regulation by various federal agencies, including (i) the Food and Drug Administration ("FDA"), (ii) the Federal Trade Commission ("FTC"), (iii) the Consumer Products Safety Commission ("CPSC"), (iv) the Environmental Protection Agency ("EPA"), and by (v) various agencies of the states, localities and foreign countries in which our products are manufactured, distributed, stored and sold. If we or our third-party manufacturers fail to comply with those regulations, we could become subject to enforcement actions, significant penalties or claims, which could materially adversely affect our business, financial condition and results from operations. In addition, the adoption of new regulations or changes in the interpretations of existing regulations may result in significant compliance costs or the cessation of product sales and may adversely affect the marketing of our products, resulting in a significant loss of revenues which could have a material adverse effect on our business, financial condition and results from operations.

The FDC Act and FDA regulations require that the manufacturing processes of our third-party manufacturers must also comply with the FDA's GMP. The FDA inspects our facilities and those of our third-party manufacturers periodically to determine if we and our third-party manufacturers are complying with GMPs. A history of past compliance is not a guarantee that future GMPs will not mandate other compliance steps and associated expense.

If we or our third-party manufacturers fail to comply with applicable federal, state, local or foreign regulations, we could be required to:

- Suspend manufacturing operations,
- Modify product formulations or processes,
- Suspend the sale of products with non-complying specifications,
- Initiate product recalls, or
- Change product labeling, packaging or advertising or take other corrective action.

Any of the foregoing actions could have a material adverse effect on our business, financial condition and results from operations.

In addition, our failure to comply with FTC or any other federal and state regulations, or with similar regulations in foreign markets, that cover our product claims and advertising, including direct claims and advertising by us, may result in enforcement actions and imposition of penalties or otherwise materially adversely affect the distribution and sale of our products, which could have a material adverse effect on our business, financial condition and results from operations.

Product liability claims and related negative publicity could adversely affect our sales and operating results.

We may be required to pay for losses or injuries purportedly caused by our products. From time-to-time we have been and may again be subjected to various product liability claims. Claims could be based on allegations that, among other things, our products contain contaminants, include inadequate instructions or warnings regarding their use or inadequate warnings concerning side effects and interactions with other substances. Any product liability claims may result in negative publicity that may adversely affect our sales and operating results. Also, if one of our products is found to be defective we may be required to recall it. This may result in substantial costs and negative publicity which may adversely affect our sales and operating results. Although we maintain, and require our suppliers and third-party manufacturers to maintain, product liability insurance coverage, potential product liability claims may exceed the amount of insurance coverage or potential product liability claims may be excluded under the terms of the policy, which could have a material adverse effect on our business, financial condition and results from operations. In addition, in the future we may not be able to obtain adequate insurance coverage or we may be required to pay higher premiums and accept higher deductibles in order to secure adequate insurance coverage.

If we are unable to protect our intellectual property rights our ability to compete effectively in the market for our products could be negatively impacted.

The market for our products depends to a significant extent upon the goodwill associated with our trademarks, trade names and patents. Our trademarks and trade names convey that the products we sell are "brand name" products. We believe consumers ascribe value to our brands, some of which are over 100 years old. We own or license the material trademark, trade names and patents used in connection with the packaging, marketing and sale of our products. These rights prevent our competitors or new entrants to the market from using our valuable brand names and technologies. Therefore, trademark, trade name and patent protection is critical to our business. Although most of our material intellectual property is registered in the United States and in applicable foreign countries, we may not be successful in asserting protection. If we were to lose the exclusive right to use one or more of our intellectual property rights, the loss of such exclusive right could have a material adverse effect on our business, financial condition and results from operations.

Other parties may infringe on our intellectual property rights and may thereby dilute the value of our brands in the marketplace. Brand dilution or the introduction of competitive brands could cause confusion in the marketplace and adversely affect the value that consumers associate with our brands, and thereby negatively impact our sales. Any such infringement of our intellectual property rights would also likely result in a commitment of our time and resources, financial or otherwise, to protect these rights through litigation or other means. In addition, third parties may assert claims against our intellectual property rights and we may not be able to successfully resolve those claims causing us to lose our ability to use our intellectual property that is the subject of those claims. Such loss could have a material adverse effect on our business, financial condition and results from operations. Furthermore, from time-to-time, we may be involved in litigation in which we are enforcing or defending our intellectual property rights which could require us to incur substantial fees and expenses and have a material adverse effect on our business, financial condition and results from operations.

We license certain of our trademarks to third party licensees, who are bound by their respective license agreement to protect our trademarks from infringement and adhere to defined quality requirements. If a licensee of our trademarks fails to adhere to the contractually defined quality requirements, our financial results could be negatively impacted if one of our brands suffers a substantial impairment to its reputation due to real or perceived quality issues. Further, if a licensee fails to protect one of our licensed trademarks from infringement, we might be required to take action.

Virtually all of our assets consist of goodwill and intangibles.

As our financial statements indicate, virtually all of our assets consist of goodwill and intangibles, principally the trademarks, trade names and patents that we have acquired. We recorded charges in 2010 and 2009 for impairment of those assets and in the event that the value of those assets become further impaired or our business is materially adversely affected in any way, we would not have tangible assets that could be sold to repay our liabilities. As a result, our creditors and investors may not be able to recoup the amount of the indebtedness that they have extended to us or the amount they have invested in us.

We depend on third parties for intellectual property relating to some of the products we sell, and our inability to maintain or enter into future license agreements may result in our failure to meet customer demand, which would adversely affect our operating results.

We have licenses or manufacturing agreements with third parties that own intellectual property (e.g., formulae, copyrights, trademarks, trade dress, patents and other technology) used in the manufacture and sale of certain of our products. In the event that any such license or manufacturing agreement expires or is otherwise terminated, we will lose the right to use the intellectual property covered by such license or agreement and will have to develop or obtain rights to use other intellectual property. Similarly, our rights could be reduced if the applicable licensor or third-party manufacturer fails to maintain or protect the licensed intellectual property because, in such event, our competitors could obtain the right to use the intellectual property without restriction. If this were to occur, we might not be able to develop or obtain replacement intellectual property in a timely or cost effective manner. Additionally, any modified products may not be well-received by customers. The consequences of losing the right to use or having reduced rights to such intellectual property could negatively impact our sales due to our failure to meet consumer demand for the affected products or require us to incur costs for development of new or different intellectual property, either of which could have a material adverse effect on our business, financial condition and results from operations. In addition, development of replacement products may be time-consuming and ultimately may not be feasible.

We depend on our key personnel and the loss of the services provided by any of our executive officers or other key employees could harm our business and results of operations.

Our success depends to a significant degree upon the continued contributions of our senior management, many of whom would be difficult to replace. These employees may voluntarily terminate their employment with us at any time. We may not be able to successfully retain existing personnel or identify, hire and integrate new personnel. While we believe we have developed depth and experience among our key personnel, our business may be adversely affected if one or more of these key individuals were to leave. We do not maintain any key-man or similar insurance policies covering any of our senior management or key personnel.

Our indebtedness could adversely affect our financial condition and the significant amount of cash we need to service our debt will not be available to reinvest in our business.

At March 31, 2011, our total indebtedness, including current maturities, is approximately $492.0 million.

Our indebtedness could:

- Increase our vulnerability to general adverse economic and industry conditions,
- Limit our ability to engage in strategic acquisitions,
- Require us to dedicate a substantial portion of our cash flow from operations toward repayment of our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes,
- Limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate,
- Place us at a competitive disadvantage compared to our competitors that have less debt, and
- Limit, among other things, our ability to borrow additional funds on favorable terms or at all.

The terms of the indenture governing the 8.25% senior notes and the credit agreement governing the senior credit facility allow us to issue and incur additional debt upon satisfaction of conditions set forth in the respective agreements. If new debt is added to current debt levels, the related risks described above could increase.

At March 31, 2011, we had $40.0 million of borrowing capacity available under the Revolving Credit Facility to support our operating activities. We also have the ability to borrow up to an additional $75.0 million for acquisitions pursuant to our senior credit facility.

Our operating flexibility is limited in significant respects by the restrictive covenants in our senior credit facility and the indenture governing our senior notes.

Our senior credit facility and the indenture governing our senior notes impose restrictions that could impede our ability to enter into certain corporate transactions, as well as increase our vulnerability to adverse economic and industry conditions by limiting our flexibility in planning for, and reacting to, changes in our business and industry. These restrictions limit our ability to, among other things:

- Borrow money or issue guarantees,
- Pay dividends, repurchase stock from or make other restricted payments to stockholders,
- Make investments or acquisitions,
- Use assets as security in other transactions,

- Sell assets or merge with or into other companies,
- Enter into transactions with affiliates,
- Sell stock in our subsidiaries, and
- Direct our subsidiaries to pay dividends or make other payments to us.

Our ability to engage in these types of transactions is generally limited by the terms of the senior credit facility and the indenture governing the senior notes, even if we believe that a specific transaction would positively contribute to our future growth, operating results or profitability. However, if we are able to enter into these types of transactions under the terms of the senior credit facility and the indenture, or if we obtain a waiver with respect to any specific transaction, that transaction may cause our indebtedness to increase, may not result in the benefits we anticipate or may cause us to incur greater costs or suffer greater disruptions in our business than we anticipate, and could therefore, have a material adverse effect on our business, financial condition and results from operations.

In addition, the senior credit facility requires us to maintain certain leverage and interest coverage ratios and not to exceed annual capital expenditures of $3.0 million. Although we believe we can continue to meet and/or maintain the financial covenants contained in our credit agreement, our ability to do so may be affected by events outside our control. Covenants in our senior credit facility also require us to use 100% of the proceeds we receive from debt issuances to repay outstanding borrowings under our senior credit facility. Any failure by us to comply with the terms and conditions of the credit agreement and the indenture governing the senior notes could have a material adverse effect on our business, financial condition and results from operations.

The senior credit facility and the indenture governing the senior notes contain cross-default provisions that could result in the acceleration of all of our indebtedness.

The senior credit facility and the indenture governing the senior notes contain provisions that allow the respective creditors to declare all outstanding borrowings under one agreement to be immediately due and payable as a result of a default under the other agreement. Consequently, under the senior credit facility, failure to make a payment required by the indenture governing the senior notes, among other things, may lead to an event of default under the senior credit facility. Similarly, an event of default or failure to make a required payment at maturity under the senior credit facility, among other things, may lead to an event of default under the indenture governing the senior notes. If the debt under the senior credit facility and indenture governing the senior notes were to both be accelerated, the aggregate amount immediately due and payable as of March 31, 2011 would have been approximately $492.0 million. We presently do not have sufficient liquidity to repay these borrowings in the event they were to be accelerated, and we may not have sufficient liquidity in the future to do so. Additionally, we may not be able to borrow money from other lenders to enable us to refinance the indebtedness. At March 31, 2011, the book value of our current assets was $107.6 million. Although the book value of our total assets was $1,056.9 million, approximately $941.3 million was in the form of intangible assets, including goodwill of $154.9 million, a significant portion of which is illiquid and may not be available to satisfy our creditors in the event our debt is accelerated.

Any failure to comply with the restrictions of the senior credit facility, the indenture governing the senior notes or any other subsequent financing agreements may result in an event of default. Such default may allow the creditors to accelerate the related debt, as well as any other debt to which the cross-acceleration or cross-default provisions apply. In addition, the lenders may be able to terminate any commitments they had made to supply us with additional funding. As a result, any default by us under our credit agreement, indenture governing the senior notes or any other financing agreement, could have a material adverse effect on our business, financial condition and results from operations.

Litigation may adversely affect our business, financial condition and results of operations.

Our business is subject to the risk of litigation by employees, customers, consumers, suppliers, stockholders or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend current and future litigation may be significant. There may also be adverse publicity associated with litigation that could decrease customer acceptance of our products, regardless of whether the allegations are valid or whether we are ultimately found liable. Conversely, we may be required to initiate litigation against others to protect the value of our intellectual property and the goodwill associated therewith or enforce an agreement or contract that has been breached. These matters are extremely time consuming and expensive, but absolutely necessary to maintain enterprise value, protect our assets and realize the benefits of the agreements and contracts that we have negotiated and safeguard our future. As a result, litigation may adversely affect our business, financial condition and results of operations.

The trading price of our common stock may be volatile.

The trading price of our common stock could be subject to significant fluctuations in response to several factors, some of which are beyond our control, including (i) general stock market volatility, (ii) variations in our quarterly operating results, (iii) our leveraged financial position, (iv) potential sales of additional shares of our common stock, (v) perceptions associated with the identification of material weaknesses in internal control over financial reporting, (vi) general trends in the consumer products industry, (vii) changes by securities analysts in their estimates or investment ratings, (viii) the relative illiquidity of our common stock, (ix) voluntary withdrawal or recall of products, (x) news regarding litigation in which we are or become involved, and (xi) general marketplace conditions brought on by economic recession.

We have no current intention of paying dividends to holders of our common stock.

We presently intend to retain our earnings, if any, for use in our operations, to facilitate strategic acquisitions, or to repay our outstanding indebtedness and have no current intention of paying dividends to holders of our common stock. In addition, our debt instruments limit our ability to declare and pay cash dividends on our common stock. As a result, your only opportunity to achieve a return on your investment in our common stock will be if the market price of our common stock appreciates and you sell your shares at a profit.

Our annual and quarterly results from operations may fluctuate significantly and could fall below the expectations of securities analysts and investors due to a number of factors, many of which are beyond our control, resulting in a decline in the price of our securities.

Our annual and quarterly results from operations may fluctuate significantly because of several factors, including:

- Increases and decreases in average quarterly revenues and profitability,
- The rate at which we make acquisitions or develop new products and successfully market them,
- Our inability to increase the sales of our existing products and expand their distribution,
- Adverse regulatory or market events in our international markets,
- Litigation matters,
- Changes in consumer preferences, spending habits and competitive conditions, including the effects of competitors' operational, promotional or expansion activities,
- Seasonality of our products,
- Fluctuations in commodity prices, product costs, utilities and energy costs, prevailing wage rates, insurance costs and other costs,
- Our ability to recruit, train and retain qualified employees, and the costs associated with those activities,
- Changes in advertising and promotional activities and expansion to new markets,
- Negative publicity relating to us and the products we sell,
- Unanticipated increases in infrastructure costs,
- Impairment of goodwill or long-lived assets,
- Changes in interest rates, and
- Changes in accounting, tax, regulatory or other rules applicable to our business.

Our quarterly operating results and revenues may fluctuate as a result of any of these or other factors. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year, and revenues for any particular future period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors. In that event, the market price of our outstanding securities could be adversely impacted.

We can be adversely affected by the implementation of new, or changes in the interpretation of existing, accounting principles generally accepted in the United States of America ("GAAP").

Our financial reporting complies with GAAP which is subject to change over time. If new rules or interpretations of existing rules require us to change our financial reporting, our financial condition and results from operations could be adversely affected.

Identification of a material weakness in internal controls over financial reporting may adversely affect our financial results.

We are subject to the ongoing internal control provisions of Section 404 of the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder. Those provisions provide for the identification and reporting of material weaknesses in our system of internal controls over financial reporting. If such a material weakness is identified, it could indicate a lack of controls adequate to generate accurate financial statements. We routinely assess our internal controls over financial reporting, but we cannot assure you that we will be able to timely remediate any material weaknesses that may be identified in future periods, or maintain all of the controls necessary for continued compliance. Likewise, we cannot assure you that we will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly-traded companies.

Provisions in our amended and restated certificate of incorporation and Delaware law may discourage potential acquirers of our company, which could adversely affect the value of our securities.

Our amended and restated certificate of incorporation provides that our board of directors is authorized to issue from time to time, without further stockholder approval, up to 5.0 million shares of preferred stock in one or more series of preferred stock issuances. Our board of directors may establish the number of shares to be included in each series of preferred stock and determine, as applicable, the voting and other powers, designations, preferences, rights, qualifications, limitations and restrictions for such series of preferred stock. The shares of preferred stock could have preferences over our common stock with respect to dividends and liquidation rights. We may issue additional preferred stock in ways which may delay, defer or prevent a change in control of the Company without further action by our stockholders. The shares of preferred stock may be issued with voting rights that may adversely affect the voting power of the holders of our common stock by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights.

Our amended and restated certificate of incorporation, as amended, contains additional provisions that may have the effect of making it more difficult for a third party to acquire or attempt to acquire control of our company. In addition, we are subject to certain provisions of Delaware law that limit, in some cases, our ability to engage in certain business combinations with significant stockholders.

These provisions, either alone, or in combination with each other, give our current directors and executive officers the ability to significantly influence the outcome of a proposed acquisition of the Company. These provisions would apply even if an acquisition or other significant corporate transaction was considered beneficial by some of our stockholders. If a change in control or change in management is delayed or prevented by these provisions, the market price of our outstanding securities could be adversely impacted.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our corporate headquarters is located in Irvington, New York, a suburb of New York City. Primary functions undertaken at the Irvington facility include senior management, marketing, sales, operations, quality control and regulatory affairs, finance and legal. The lease on our Irvington facility expires on April 30, 2014. We also have an administrative center in Jackson, Wyoming. Primary functions undertaken at the Jackson facility include back office functions, such as invoicing, credit and collection, general ledger and customer service. The lease on the Jackson facility expires on December 31, 2011; however, we have the option to renew this lease on an annual basis. We conduct business regarding all of our business segments at each of the Irvington, New York and Jackson, Wyoming facilities.

ITEM 3. LEGAL PROCEEDINGS

San Francisco Technology Inc. Litigation

On April 5, 2010, Medtech Products Inc. ("Medtech"), a wholly-owned subsidiary of the Company, was served with a Complaint filed by San Francisco Technology Inc. ("SFT") in the U.S. District Court for the Northern District of California, San Jose Division (the "California Court"). In the Complaint, SFT asserted a qui tam action against Medtech alleging false patent markings with the intent to deceive the public regarding Medtech's two *Dermoplast* products. Medtech filed a Motion to Dismiss or Stay and a Motion to Sever and Transfer Venue to the U.S. District Court for the Southern District of New York (the "New York Court"). On July 19, 2010, the California Court severed the action as to each and every separate defendant (including Medtech) and transferred the action against Medtech to the New York Court. On October 25, 2010, Medtech filed with the New York Court a Motion to Dismiss, or in the Alternative, to Stay, the action brought by SFT. A decision by the New York Court regarding Medtech's Motion to Dismiss, or in the Alternative Stay is still pending.

Trutek Arbitration

On November 1, 2010, Trutek Corp. ("Trutek") commenced an arbitration proceeding against Prestige Brands, Inc. ("Prestige Brands"), a wholly-owned subsidiary of the Company, in which Trutek alleged that Prestige Brands breached certain terms of a license agreement between Trutek and Prestige Brands providing for the license of certain intellectual property by Trutek to Prestige Brands for an allergy relief product. Prestige Brands has denied Trutek's allegations of breach of the license agreement. Discovery in the arbitration is ongoing and a hearing is scheduled to occur in October 2011.

In addition to the matters described above, we are involved from time to time in other routine legal matters and other claims incidental to our business. We review outstanding claims and proceedings internally and with external counsel as necessary to assess probability and amount of potential loss. These assessments are re-evaluated at each reporting period and as new information becomes available to determine whether a reserve should be established or if any existing reserve should be adjusted. The actual cost of resolving a claim or proceeding ultimately may be substantially different than the amount of the recorded reserve. In addition, because it is not permissible under GAAP to establish a litigation reserve until the loss is both probable and estimable, in some cases there may be insufficient time to establish a reserve prior to the actual incurrence of the loss (upon verdict and judgment at trial, for example, or in the case of a quickly negotiated settlement). We believe the resolution of routine matters and other incidental claims, taking into account reserves and insurance, will not have a material adverse effect on our business, financial condition or results from operations.

ITEM 4. [REMOVED AND RESERVED]

Part II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Part III, Item 12 of this Annual Report on Form 10-K is incorporated herein by this reference.

Market Information

Our common stock is listed on The New York Stock Exchange ("NYSE") under the symbol "PBH." The high and low closing prices of our common stock as reported by the NYSE for the two most recently completed fiscal years on a quarterly basis and the current year through April 29, 2011 are as follows:

	High	Low
Year Ending March 31, 2012		
April 1, 2011 - April 29, 2011	$ 11.90	$ 11.20
Year Ended March 31, 2011		
Quarter Ended:		
June 30, 2010	$ 9.95	$ 7.08
September 30, 2010	9.93	7.21
December 31, 2010	12.15	9.82
March 31, 2011	12.59	10.60
Year Ended March 31, 2010		
Quarter Ended:		
June 30, 2009	$ 7.24	$ 5.19
September 30, 2009	8.19	5.75
December 31, 2009	8.03	6.70
March 31, 2010	9.06	7.20

Unregistered Sales of Equity Securities and Use of Proceeds

There were no equity securities sold by us during the quarter ended March 31, 2011 that were not registered under the Securities Act of 1933, as amended.

There were no purchases of shares of our common stock made during the quarter ended March 31, 2011, by or on behalf of us or any "affiliated purchaser," as defined by Rule 10b-18(a)(3) of the Exchange Act.

Holders

As of April 29, 2011, there were 37 holders of record of our common stock. The number of record holders does not include beneficial owners whose shares are held in the names of banks, brokers, nominees or other fiduciaries.

Dividend Policy

We have not in the past paid, and do not expect for the foreseeable future, to pay dividends on our common stock. Instead, we anticipate that all of our earnings in the foreseeable future will be used in our operations, to facilitate strategic acquisitions, or to pay down our outstanding indebtedness. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results from operations, financial condition, capital requirements and contractual restrictions, including restrictions under our senior credit facility and the indenture governing our 8.25% senior notes, and any other considerations our board of directors deems relevant.

PERFORMANCE GRAPH

The following graph ("Performance Graph") compares our cumulative total stockholder return since March 31, 2006, with the cumulative total stockholder return for the Standard & Poor's SmallCap 600 Index, the Russell 2000 Index and our Peer Group Index. The Company is included in each of the Standard & Poor's SmallCap 600 Index and the Russell 2000 Index. The Performance Graph assumes that the value of the investment in the Company's common stock and each index was $100.00 on March 31, 2006. The Performance Graph was also prepared based on the assumption that all dividends paid, if any, were reinvested. The Peer Group Index was established in 2011 by the Company in connection with its research and development of an executive compensation program. Based on the Company's use of the peer group for executive compensation benchmarking purposes, the Company believes the Peer Group should be included in the Performance Graph.


COMPARISON OF CUMULATIVE TOTAL RETURN
$140
$120
$100
$80
$60
$40
$20
$0
2006
2007
2008
2009
2010
2011
Prestige Brands Holdings, Inc.
Russell 2000 Index
S&P SmallCap 600 Index
Peer Group Index
ASSUMES $100 INVESTED ON MAR. 31, 2006
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING MAR. 31, 2011

	March 31,					
Company/Market/Peer Group	2006	2007	2008	2009	2010	2011
Prestige Brands Holdings, Inc.	$ 100.00	$ 97.37	$ 67.21	$ 42.56	$ 73.95	$ 94.49
Russell 2000 Index	100.00	105.91	92.14	57.58	93.73	117.90
S&P SmallCap 600 Index	100.00	105.29	94.13	58.30	95.62	119.78
Peer Group Index (1)	100.00	110.09	98.10	55.01	97.67	126.44

(1) The Peer Group Index is a self-constructed peer group consisting of companies in the consumer products industry with comparable revenues and market capitalization, from which the Company has been excluded. The Peer Group Index was constructed in connection with the Company's benchmark analysis of executive compensation. The Peer Group Index is comprised of: (i) Elizabeth Arden, Inc., (ii) Hain Celestial Group, Inc., (iii) Helen of Troy, Ltd., (iv) Inter Parfums, Inc., (v) Lifetime Brands, Inc., (vi) Maidenform Brands, Inc., (vii) Smart Balance, Inc., (viii) WD-40 Company, and (ix) Zep, Inc.

The Performance Graph shall not be deemed incorporated by reference by any general statement incorporating by reference this Annual Report on Form 10-K into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such Acts.

ITEM 6. SELECTED FINANCIAL DATA

Prestige Brands Holdings, Inc.

(In thousands, except per share data)

	Year Ended March 31,				
	2011	**2010**	**2009**	**2008**	**2007**
Income Statement Data					
Total revenues	$ 336,510	$ 292,602	$ 294,346	$ 306,571	$ 296,042
Cost of sales (1)	165,632	139,158	138,909	145,968	139,939
Gross profit	170,878	153,444	155,437	160,603	156,103
Advertising and promotion expenses	42,897	30,923	37,376	33,733	30,972
Depreciation and amortization	9,876	10,001	8,872	8,667	8,037
General and administrative (2)	41,960	34,195	31,888	31,414	28,416
Impairment of goodwill and intangibles	—	—	249,285	—	—
Interest expense, net	27,317	22,935	28,436	37,393	39,536
Other expense (income)	300	2,656	—	(187)	(30)
Income (loss) from continuing operations before income taxes	48,528	52,734	(200,420)	49,583	49,172
Provision (benefit) for income taxes	19,349	20,664	(10,876)	18,558	17,020
Income (loss) from continuing operations	29,179	32,070	(189,544)	31,025	32,152
Discontinued Operations					
Income (loss) from discontinued operations, net of income tax	591	(112)	2,768	2,894	3,927
(Loss) gain on sale of discontinued operations, net of income tax	(550)	157	—	—	—
Net income (loss) available to common stockholders	$ 29,220	$ 32,115	$ (186,776)	$ 33,919	$ 36,079
Basic earnings per share:					
Income (loss) from continuing operations	$ 0.58	$ 0.64	$ (3.80)	$ 0.62	$ 0.65
Income (loss) from discontinued operations and gain (loss) from sale of discontinued operations	—	—	0.06	0.06	0.08
Net income (loss)	$ 0.58	$ 0.64	$ (3.74)	$ 0.68	$ 0.73
Diluted earnings per share:					
Income (loss) from continuing operations	$ 0.58	$ 0.64	$ (3.80)	$ 0.62	$ 0.64
Income (loss) from discontinued operations and gain (loss) from sale of discontinued operations	—	—	0.06	0.06	0.08
Net income (loss)	$ 0.58	$ 0.64	$ (3.74)	$ 0.68	$ 0.72
Weighted average shares outstanding:					
Basic	50,081	50,013	49,935	49,751	49,460
Diluted	50,338	50,085	49,935	50,039	50,020

Other Financial Data	Year Ended March 31, 2011	2010	2009	2008	2007
Capital expenditures	$ 655	$ 673	$ 481	$ 488	$ 540
Cash provided by (used in):					
Operating activities	86,670	59,427	66,679	44,989	71,899
Investing activities	(275,680)	7,320	(4,672)	(537)	(31,051)
Financing activities	161,247	(60,831)	(32,904)	(52,132)	(35,290)

Balance Sheet Data	March 31, 2011	2010	2009	2008	2007
Cash and cash equivalents	$ 13,334	$ 41,097	$ 35,181	$ 6,078	$ 13,758
Total assets	1,056,918	791,412	801,381	1,049,156	1,063,416
Total long-term debt, including current maturities	492,000	328,087	378,337	411,225	463,350
Stockholders' equity	361,832	329,059	294,385	479,073	445,334

(1) For 2011 and 2007, cost of sales included $7.3 million and $0.3 million, respectively, of charges related to the step-up of inventory associated with acquisitions.

(2) For 2011, general and administrative expense included $7.7 million of costs related to the acquisitions of Blacksmith and *Dramamine*.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the "Selected Financial Data" and the consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. This discussion and analysis may contain forward-looking statements that involve certain risks, assumptions and uncertainties. Future results could differ materially from the discussion that follows for many reasons, including the factors described in Item 1A., "Risk Factors" in this Annual Report on Form 10-K, as well as those described in future reports filed with the SEC.

General

We are engaged in the marketing, sales and distribution of brand name Over-the-Counter ("OTC") Healthcare and Household Cleaning products to mass merchandisers, drug stores, supermarkets and dollar and club stores primarily in the United States and Canada. We continue to use the strength of our brands, our established retail distribution network, a low-cost operating model and our experienced management team as a competitive advantage to grow our presence in these categories and, as a result, grow our sales and profits.

We have grown our brand portfolio by acquiring strong and well-recognized brands from larger consumer products and pharmaceutical companies, as well as other brands from smaller private companies. While the brands we have purchased from larger consumer products and pharmaceutical companies have long histories of support and brand development, we believe that at the time we acquired them they were considered "non-core" by their previous owners and did not benefit from the focus of senior level management or strong marketing support. We believe that the brands we have purchased from smaller private companies have been constrained by the limited resources of their prior owners. After acquiring a particular brand, we seek to increase its sales, market share and distribution in both existing and new channels. We pursue this growth through increased spending on advertising and promotion, new marketing strategies, improved packaging and formulations and innovative new products.

Acquisitions

Blacksmith Acquisition

On November 1, 2010, we acquired 100% of the capital stock of Blacksmith Brands Holdings, Inc. ("Blacksmith") for $190.0 million in cash, plus a working capital adjustment of $13.4 million and an additional $1.1 million was paid by us on behalf of Blacksmith for the seller's transaction costs. The working capital adjustment is among a number of items that we are challenging related to the purchase price. In connection with this acquisition, we acquired five leading consumer OTC brands: *Efferdent, Effergrip, PediaCare, Luden's,* and *NasalCrom*. The primary reason we acquired these brands was to expand our brand offerings and complement our existing OTC brands. We expect that the acquisition of these five brands will enhance our position in the OTC market. Additionally, we believe that these newly acquired brands will benefit from a targeted advertising and marketing program, as well as our business model of outsourcing manufacturing and the elimination of redundant operations. The purchase price was funded by cash provided by the issuance of long term debt and additional bank borrowings, which are discussed further in Note 10 to the Consolidated Financial Statements.

The acquisition was accounted for in accordance with the Business Combinations Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") which requires that the total cost of an acquisition be allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values at the date of acquisition.

The allocation of the purchase price to assets acquired and liabilities assumed is based on valuations which we performed to determine the fair value of such assets and liabilities as of the acquisition date. The following table summarizes our allocation of the $204.5 million purchase price to the assets we acquired and liabilities we assumed in the Blacksmith acquisition:

(In thousands)		
Cash acquired	$	2,507
Accounts receivable, net		17,473
Other receivables		1,198
Income taxes receivable		5
Inventories		22,155
Prepaids and other current assets		44
Property, plant and equipment, net		226
Goodwill		43,407
Trademarks		165,346
Other long-term assets		19
Total assets acquired		252,380
Accounts payable		7,060
Accrued expenses		5,212
Income taxes payable		2,031
Deferred income taxes		33,526
Total liabilities assumed		47,829
Total purchase price	$	204,551

Transaction and other costs associated with the Blacksmith acquisition of $7.2 million are included in general and administrative expenses in our statement of operations for 2011.

We recorded goodwill based on the amount by which the purchase price exceeded the fair value of net assets acquired. The amount of goodwill deductible for tax purposes is $4.6 million.

The fair value of the trademarks is comprised of $158.0 million of non-amortizable intangible assets and $7.3 million of amortizable intangible assets. We are amortizing the purchased amortizable intangible assets on a straight-line basis over an estimated useful life of 15 years. The weighted average remaining life for the amortizable intangible assets at March 31, 2011 was 14.6 years.

The operating results of Blacksmith have been included in our Consolidated Financial Statements from November 1, 2010, the date of acquisition. Revenues of the acquired operations from November 1, 2010 through March 31, 2011 were $34.8 million and the net loss was $4.8 million.

Dramamine Asset Acquisition
On January 6, 2011, we acquired certain assets comprising the *Dramamine* brand in the United States. The purchase price was $77.1 million in cash, after a $0.1 million post-closing inventory adjustment and including transaction costs incurred in the acquisition of $1.2 million. The primary reason to acquire the *Dramamine* brand was to expand our brand offerings and complement our existing OTC brands. The purchase price was funded by cash on hand.

The acquisition was accounted for in accordance with the Business Combinations Topic of the ASC. Accordingly, as the *Dramamine* assets acquired do not constitute a business, as defined in the ASC, we have accounted for the transaction as an asset acquisition. The total consideration paid, including transaction costs, have been allocated to the tangible and intangible assets acquired based upon their relative fair values at the date of acquisition.

The allocation of the purchase price to assets acquired assumed is based on valuations, which we performed to determine the fair value of such assets as of the acquisition date. The following table summarizes our allocation of the $77.1 million purchase price to the assets we acquired comprising the assets of the *Dramamine* brand:

(In thousands)		
Inventories	$	1,249
Trademark		75,866
Total purchase price	$	77,115

The $75.9 million fair value of the acquired *Dramamine* trademark was comprised of non-amortizable intangible assets.

Discontinued Operations and Sale of Certain Assets

On September 1, 2010, we sold certain assets related to the *Cutex* nail polish remover brand for $4.1 million. In accordance with the Discontinued Operations Topic of the ASC, we reclassified the related assets as discontinued in the Consolidated Balance Sheet as of March 31, 2010 and reclassified the related operating results as discontinued in the Consolidated Financial Statements and related notes for all periods presented. We recognized a loss of $0.9 million on a pre-tax basis and $0.6 million net of related tax effects of $0.3 million on the sale in 2011. As a result of the divestiture of *Cutex*, which comprised a substantial majority of the assets in our previously reported Personal Care segment, we reclassified the remaining assets to the OTC Healthcare segment.

In October 2009, we sold certain assets related to the shampoo brands. In accordance with the Discontinued Operations Topic of the ASC, we reclassified the related operating results as discontinued in the Consolidated Financial Statements and related notes for all periods presented. We recognized a gain of $0.3 million on a pre-tax basis and $0.2 million net of related tax effects of $0.1 million on the sale in 2010. The total sales price for the assets was $9.0 million, subject to an inventory adjustment, with $8.0 million received upon closing. We received the remaining $1.0 million in October 2010.

The following table presents the assets related to the discontinued operations as of March 31, 2010 (in thousands):

Inventory	$	1,486
Intangible assets		4,870
Total assets of discontinued operations	$	6,356

The following table summarizes the results of discontinued operations (in thousands):

	Year Ended March 31,		
	2011	**2010**	**2009**
Components of Income			
Revenues	$ 4,027	$ 14,474	$ 18,369
Income (loss) from discontinued operations, net of tax	591	(112)	2,768

Critical Accounting Policies and Estimates

Our significant accounting policies are described in the notes to the audited Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K. While all significant accounting policies are important to our Consolidated Financial Statements, certain of these policies may be viewed as being critical. Such policies are those that are both most important to the portrayal of our financial condition and results from operations and require our most difficult, subjective and complex estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses or the related disclosure of contingent assets and liabilities. These estimates are based upon our historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates. The most critical accounting policies are as follows:

Revenue Recognition
We recognize revenue when the following revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists; (ii) the product has been shipped and the customer takes ownership and assumes the risk of loss; (iii) the selling price is fixed or determinable; and (iv) collection of the resulting receivable is reasonably assured. We have determined that the transfer of risk of loss generally occurs when product is received by the customer, and, accordingly recognize revenue at that time. Provision is made for estimated discounts related to customer payment terms and estimated product returns at the time of sale based on our historical experience.

As is customary in the consumer products industry, we participate in the promotional programs of our customers to enhance the sale of our products. The cost of these promotional programs is recorded as advertising and promotional expenses or as a reduction of sales based upon the nature of such items and the applicable accounting guidance. Such costs vary from period-to-period based on the actual number of units sold during a finite period of time. We estimate the cost of such promotional programs at their inception based on historical experience and current market conditions and reduce sales by such estimates. These promotional programs consist of direct to consumer incentives such as coupons and temporary price reductions, as well as incentives to our customers, such as allowances for new distribution, including slotting fees, and cooperative advertising. Direct reimbursements of advertising costs are reflected as a reduction of advertising costs in the periods in which the reimbursement criteria are achieved. We do not provide incentives to customers for the acquisition of product in excess of normal inventory quantities since such incentives would increase the potential for future returns, as well as reduce sales in the subsequent fiscal periods.

Estimates of costs of promotional programs are based on (i) historical sales experience, (ii) the current offering, (iii) forecasted data, (iv) current market conditions, and (v) communication with customer purchasing/marketing personnel. At the completion of the promotional program, the estimated amounts are adjusted to actual results. Our related promotional expense for 2011 was $21.3 million. We participated in over six thousand promotional campaigns, resulting in an average cost of less than five thousand dollars per campaign. Of such amount, only approximately one thousand payments were in excess of five thousand dollars. We believe that the estimation methodologies employed, combined with the nature of the promotional campaigns, make the likelihood remote that our obligation would be misstated by a material amount. However, for illustrative purposes, had we underestimated the promotional program rate by 10% for 2011, our sales and operating income would have been reduced by approximately $2.1 million. Net income would have been adversely affected by approximately $1.3 million.

We also periodically run coupon programs in Sunday newspaper inserts or as on-package instant redeemable coupons. We utilize a national clearing house to process coupons redeemed by customers. At the time a coupon is distributed, a provision is made based upon historical redemption rates for that particular product, information provided as a result of the clearing house's experience with coupons of similar dollar value, the length of time the coupon is valid, and the seasonality of the coupon drop, among other factors. During 2011, we had 46 coupon events. The amount recorded against revenues and accrued for these events during the year was $3.9 million. Cash settlement of coupon redemptions during the year was $3.1 million.

Allowances for Product Returns
Due to the nature of the consumer products industry, we are required to estimate future product returns. Accordingly, we record an estimate of product returns concurrent with the recording of sales. Such estimates are made after analyzing (i) historical return rates, (ii) current economic trends, (iii) changes in customer demand, (iv) product acceptance, (v) seasonality of our product offerings, and (vi) the impact of changes in product formulation, packaging and advertising.

We construct our returns analysis by looking at the previous year's return history for each brand. Subsequently, each month, we estimate our current return rate based upon an average of the previous six months' return rate and review that calculated rate for reasonableness giving consideration to the other factors described above. Our historical return rate has been relatively stable; for example, for the years ended March 31, 2011, 2010 and 2009, returns represented 2.7%, 3.8% and 3.7%, respectively, of gross sales. At March 31, 2011 and 2010, the allowance for sales returns was $5.2 million and $5.9 million, respectively.

While we utilize the methodology described above to estimate product returns, actual results may differ materially from our estimates, causing our future financial results to be adversely affected. Among the factors that could cause a material change in the estimated return rate would be significant unexpected returns with respect to a product or products that comprise a significant portion of our revenues. Based upon the methodology described above and our actual returns' experience, management believes the likelihood of such an event remains remote. As noted, over the last three years our actual product return rate has stayed within a range of 2.7% to 3.8% of gross sales. A hypothetical increase of 0.1% in our estimated return rate as a percentage of gross sales would have decreased our reported sales and operating income for 2011 by approximately $0.4 million. Net income would have been reduced by approximately $0.2 million.

Lower of Cost or Market for Obsolete and Damaged Inventory
We value our inventory at the lower of cost or market value. Accordingly, we reduce our inventories for the diminution of value resulting from product obsolescence, damage or other issues affecting marketability equal to the difference between the cost of the inventory and its estimated market value. Factors utilized in the determination of estimated market value include (i) current sales data and historical return rates, (ii) estimates of future demand, (iii) competitive pricing pressures, (iv) new product introductions, (v) product expiration dates, and (vi) component and packaging obsolescence.

Many of our products are subject to expiration dating. As a general rule our customers will not accept goods with expiration dating of less than 12 months from the date of delivery. To monitor this risk, management utilizes a detailed compilation of inventory with expiration dating between zero and 15 months and reserves for 100% of the cost of any item with expiration dating of 12 months or less. Inventory obsolescence costs charged to operations for 2011, 2010, and 2009 were $0.2 million, $1.7 million and $2.2 million respectively, or 0.1%, 0.6% and 0.7%, respectively, of net sales. A hypothetical increase of 1.0% in our allowance for obsolescence at March 31, 2011 would have decreased our reported operating income and net income for 2011 by approximately $0.4 million and $0.2 million, respectively.

Allowance for Doubtful Accounts
In the ordinary course of business, we grant non-interest bearing trade credit to our customers on normal credit terms. We maintain an allowance for doubtful accounts receivable which is based upon our historical collection experience and expected collectibility of the accounts receivable. In an effort to reduce our credit risk, we (i) establish credit limits for all of our customer relationships, (ii) perform ongoing credit evaluations of our customers' financial condition, (iii) monitor the payment history and aging of our customers' receivables, and (iv) monitor open orders against an individual customer's outstanding receivable balance.

We establish specific reserves for those accounts which file for bankruptcy, have no payment activity for 180 days or have reported major negative changes to their financial condition. The allowance for bad debts amounted to 0.9% and 0.7% of accounts receivable at March 31, 2011 and 2010, respectively. Bad debt expense in each of the years 2011, 2010 and 2009 was $0.2 million, representing 0.1% of net sales for each of 2011, 2010 and 2009.

While management believes that it is diligent in its evaluation of the adequacy of the allowance for doubtful accounts, an unexpected event, such as the bankruptcy filing of a major customer, could have an adverse effect on our future financial results. A hypothetical increase of 0.1% in our bad debt expense as a percentage of sales in 2011 would have resulted in a decrease in reported operating income of approximately $0.3 million, and a decrease in our reported net income of approximately $0.2 million.

Valuation of Intangible Assets and Goodwill
Goodwill and intangible assets amounted to $941.3 million and $665.8 million at March 31, 2011 and 2010, respectively. At March 31, 2011 and 2010, goodwill and intangible assets were apportioned among our two operating segments as follows:

	March 31, 2011			March 31, 2010		
	Over-the-Counter Healthcare	Household Cleaning	Consolidated	Over-the-Counter Healthcare	Household Cleaning	Consolidated
(In thousands)						
Goodwill	$ 147,507	$ 7,389	$ 154,896	$ 104,100	$ 7,389	$ 111,489
Intangible assets						
Indefinite-lived	568,664	119,820	688,484	334,750	119,820	454,570
Finite-lived	66,477	31,400	97,877	66,645	33,144	99,789
	635,141	151,220	786,361	401,395	152,964	554,359
	$ 782,648	$ 158,609	$ 941,257	$ 505,495	$ 160,353	$ 665,848

The increase in goodwill of $43.4 million for 2011 was due to the Blacksmith acquisition. The increase in the indefinite-lived intangible assets of $233.9 million for 2011 was due to the Blacksmith acquisition of $158.0 million and the *Dramamine* acquisition of $75.9 million. The decrease in the finite-lived intangible assets of $1.9 million was due to amortization of $9.2 million offset by a $7.3 million addition due to the Blacksmith acquisition.

Our *Chloraseptic, Clear Eyes, Compound W, Dramamine, Efferdent, Luden's* and *PediaCare* brands comprise the majority of the value of the intangible assets within the OTC Healthcare segment. The *Chore Boy, Comet* and *Spic and Span* brands comprise substantially all of the intangible asset value within the Household Cleaning segment.

Goodwill and intangible assets comprise substantially all of our assets. Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed in a purchase business combination. Intangible assets generally represent our trademarks, brand names and patents. When we acquire a brand, we are required to make judgments regarding the value assigned to the associated intangible assets, as well as their respective useful lives. We consider many factors, both prior to and after, the acquisition of an intangible asset in determining the value, as well as the useful life, assigned to each intangible asset that we acquire or continue to own and promote. The most significant factors are:

- ***Brand History***

  A brand that has been in existence for a long period of time (*e.g.*, 25, 50 or 100 years) generally warrants a higher valuation and longer life (sometimes indefinite) than a brand that has been in existence for a very short period of time. A brand that has been in existence for an extended period of time generally has been the subject of considerable investment by its previous owner(s) to support product innovation and advertising and promotion.

- ***Market Position***

  Consumer products that rank number one or two in their respective market generally have greater name recognition and are known as quality product offerings, which warrant a higher valuation and longer life than products that lag in the marketplace.

- ***Recent and Projected Sales Growth***

  Recent sales results present a snapshot as to how the brand has performed in the most recent time periods and represent another factor in the determination of brand value. In addition, projected sales growth provides information about the strength and potential longevity of the brand. A brand that has both strong current and projected sales generally warrants a higher valuation and a longer life than a brand that has weak or declining sales. Similarly, consideration is given to the potential investment, in the form of advertising and promotion, which is required to reinvigorate a brand that has fallen from favor.

- ***History of and Potential for Product Extensions***

  Consideration also is given to the product innovation that has occurred during the brand's history and the potential for continued product innovation that will determine the brand's future. Brands that can be continually enhanced by new product offerings generally warrant a higher valuation and longer life than a brand that has always "followed the leader".

After consideration of the factors described above, as well as current economic conditions and changing consumer behavior, management prepares a determination of the intangible's value and useful life based on management's analysis. Under accounting guidelines goodwill is not amortized, but must be tested for impairment annually, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below the carrying amount. In a similar manner, indefinite-lived assets are not amortized. They are also subject to an annual impairment test, or more frequently if events or changes in circumstances indicate that the asset may be impaired. Additionally, at each reporting period an evaluation must be made to determine whether events and circumstances continue to support an indefinite useful life. Intangible assets with finite lives are amortized over their respective estimated useful lives and must also be tested for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable and exceeds its fair value.

On an annual basis, during the fourth fiscal quarter, or more frequently if conditions indicate that the carrying value of the asset may not be recovered, management performs a review of both the values and, if applicable, useful lives assigned to goodwill and intangible assets and tests for impairment.

We report goodwill and indefinite-lived intangible assets in two operating segments: OTC Healthcare and Household Cleaning. We identify our reporting units in accordance with the FASB Accounting Standards Codification Subtopic 280-10, which is at the brand level, and one level below the operating segment level. The carrying value and fair value for intangible assets and goodwill for a reporting unit are calculated based on key assumptions and valuation methodologies previously discussed. As a result, any material changes to these assumptions could require us to record additional impairment in the future.

Goodwill

As of March 31, 2011, we had nine reporting units with goodwill. The aggregate fair value exceeded the carrying value by 30.2%. No individual reporting unit's fair value exceeded its carrying value by less than 5.0%, except for two reporting units in the OTC Healthcare segment. One reporting unit's fair value exceeded the carrying value by 2.1% and the associated goodwill amounted to $2.4 million. The second reporting unit exceeded the carrying value by 4.8% and the associated goodwill amounted to $12.6 million.

As part of our annual test for impairment of goodwill, management estimates the discounted cash flows of each reporting unit, which is at the brand level, and one level below the operating segment level, to estimate their respective fair values. In performing this analysis, management considers the same types of information as listed above in regards to finite-lived intangible assets. In the event that the carrying amount of the reporting unit exceeds the fair value, management would then be required to allocate the estimated fair value of the assets and liabilities of the reporting unit as if the unit was acquired in a business combination, thereby revaluing the carrying amount of goodwill. In a manner similar to indefinite-lived assets, future events, such as competition, technological advances and reductions in advertising support for our trademarks and trade names could cause subsequent evaluations to utilize different assumptions.

Indefinite-Lived Intangible Assets

In a manner similar to finite-lived intangible assets, at each reporting period, management analyzes current events and circumstances to determine whether the indefinite life classification for a trademark or trade name continues to be valid. If circumstances warrant a change to a finite life, the carrying value of the intangible asset would then be amortized prospectively over the estimated remaining useful life.

The economic events experienced during 2009, as well as our plans and projections for our brands, indicated that several of our brands could no longer support indefinite useful lives. Each of these brands incurred an impairment charge during the three month period ended March 31, 2009 and was adversely affected by increased competition. Consequently, at April 1, 2009, we reclassified $45.6 million of previously indefinite-lived intangibles to intangibles with definite lives. We estimate the useful lives of these intangibles to be 20 years.

The carrying value and the annual amortization charges of the reclassified intangibles are as follows (in thousands):

	Carrying Value as of March 31, 2009	Annual Amortization
Household Cleaning Trademarks	$ 34,888	$ 1,745
OTC Healthcare Trademarks	10,717	536
	$ 45,605	$ 2,281

Management tests the indefinite-lived intangible assets for impairment by comparing the carrying value of the intangible asset to its estimated fair value. Since quoted market prices are seldom available for trademarks and trade names such as ours, we utilize present value techniques to estimate fair value. Accordingly, management's projections are utilized to assimilate all of the facts, circumstances and expectations related to the trademark or trade name and estimate the cash flows over its useful life. In performing this analysis, management considers the same types of information as listed above in regard to finite-lived intangible assets. Once that analysis is completed, a discount rate is applied to the cash flows to estimate fair value. Future events, such as competition, technological advances and reductions in advertising support for our trademarks and trade names could cause subsequent evaluations to utilize different assumptions.

Finite-Lived Intangible Assets

As mentioned above, when events or changes in circumstances indicate the carrying value of the assets may not be recoverable, management performs a review to ascertain the impact of events and circumstances on the estimated useful lives and carrying values of our trademarks and trade names. In connection with this analysis, management:

- Reviews period-to-period sales and profitability by brand,
- Analyzes industry trends and projects brand growth rates,
- Prepares annual sales forecasts,
- Evaluates advertising effectiveness,
- Analyzes gross margins,
- Reviews contractual benefits or limitations,
- Monitors competitors' advertising spend and product innovation,
- Prepares projections to measure brand viability over the estimated useful life of the intangible asset, and
- Considers the regulatory environment, as well as industry litigation.

If analysis of any of the aforementioned factors warrants a change in the estimated useful life of the intangible asset, management will reduce the estimated useful life and amortize the carrying value prospectively over the shorter remaining useful life. Management's projections are utilized to assimilate all of the facts, circumstances and expectations related to the trademark or trade name and estimate the cash flows over its useful life. In the event that the long-term projections indicate that the carrying value is in excess of the undiscounted cash flows expected to result from the use of the intangible assets, management is required to record an impairment charge. Once that analysis is completed, a discount rate is applied to the cash flows to estimate fair value. The impairment charge is measured as the excess of the carrying amount of the intangible asset over fair value as calculated using the discounted cash flow analysis. Future events, such as competition, technological advances and reductions in advertising support for our trademarks and trade names could cause subsequent evaluations to utilize different assumptions.

Impairment Analysis

We estimate the fair value of our intangible assets and goodwill using a discounted cash flow method. This discounted cash flow methodology is a widely-accepted valuation technique utilized by market participants in the valuation process and has been applied consistently with prior periods. In addition, we considered our market capitalization at March 31, 2011, as compared to the aggregate fair values of our reporting units to assess the reasonableness of our estimates pursuant to the discounted cash flow methodology. As a result of our analysis, we did not record an impairment charge in 2011.

During the three month period ended March 31, 2010, we recorded a $2.8 million non-cash impairment charge to goodwill related to the *Cutex* brand, which was sold on September 1, 2010 and is included in the loss from discontinued operations for 2010. The impairment was the result of distribution losses and increased competition from private label store brands.

During the fourth quarter ended March 31, 2009, as a direct consequence of the challenging economic environment, the dislocation of the debt and equity markets, and contracting consumer demand for our branded products, we recorded a non-cash charge in the amount of $249.3 million related to the impairment of intangible assets and goodwill across the entire product line because the carrying amount of these "branded" assets exceeded their respective fair values. A summary of the impairment activity by segment for 2009 is as follows:

(In thousands)	OTC Healthcare	Household Cleaning	Consolidated
Goodwill impairment	$ 125,527	$ 65,160	$ 190,687
Intangible assets impairment			
Indefinite-lived	28,603	16,184	44,787
Finite-lived	13,811	—	13,811
	42,414	16,184	58,598
	$ 167,941	$ 81,344	$ 249,285

The discount rate utilized in the analyses, as well as future cash flows may be influenced by such factors as changes in interest rates and rates of inflation. Additionally, should the related fair values of goodwill and intangible assets continue to be adversely affected as a result of declining sales or margins caused by competition, changing consumer preferences, technological advances or reductions in advertising and promotional expenses, we may be required to record additional impairment charges in the future.

Stock-Based Compensation

The Compensation and Equity Topics of the FASB ASC require us to measure the cost of services to be rendered based on the grant-date fair value of the equity award. Compensation expense is to be recognized over the period that an employee is required to provide service in exchange for the award, generally referred to as the requisite service period. Information utilized in the determination of fair value includes the following:

- Type of instrument (i.e., restricted shares vs. an option, warrant or performance shares),
- Strike price of the instrument,
- Market price of our common stock on the date of grant,
- Discount rates,
- Duration of the instrument, and
- Volatility of our common stock in the public market.

Additionally, management must estimate the expected attrition rate of the recipients to enable it to estimate the amount of non-cash compensation expense to be recorded in our financial statements. While management uses diligent analysis to estimate the respective variables, a change in assumptions or market conditions, as well as changes in the anticipated attrition rates, could have a significant impact on the future amounts recorded as non-cash compensation expense. We recorded net non-cash compensation expense of $3.6 million, $2.1 million and $2.4 million during 2011, 2010 and 2009, respectively. During 2011 and 2010, performance goals related to certain restricted stock grants were met and recorded accordingly. However, during 2009, management was required to reverse previously recorded stock-based compensation costs of $0.2 million and $0.7 million related to the May 2008 and 2007 grants, respectively, as it was determined that we would not meet the performance goals associated with such grants of restricted stock. Assuming no changes in assumptions and no new awards authorized by the Compensation Committee of the Board of Directors, we expect to record non-cash compensation expense of approximately $1.6 million during 2012. We did not issue any additional stock-based compensation grants to date subsequent to March 31, 2011.

Loss Contingencies

Loss contingencies are recorded as liabilities when it is probable that a liability has been incurred and the amount of such loss is reasonably estimable. Contingent losses are often resolved over longer periods of time and involve many factors including:

- Rules and regulations promulgated by regulatory agencies,
- Sufficiency of the evidence in support of our position,
- Anticipated costs to support our position, and
- Likelihood of a positive outcome.

Recent Accounting Pronouncements

In December 2010, the FASB issued guidance regarding the goodwill impairment test for reporting units with zero or negative carrying amounts. Under the ASC Intangibles-Goodwill and Other Topics, testing for goodwill impairment is a two-step test. When a goodwill impairment test is performed (either on an annual or interim basis), an entity must assess whether the carrying amount of a reporting unit exceeds its fair value (Step 1). If it does, an entity must perform an additional test to determine whether goodwill has been impaired and to calculate the amount of that impairment (Step 2). The new guidance modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples, which require that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. We do not expect that the adoption of this new guidance will have a material impact on our Consolidated Financial Statements.

In December 2010, the FASB issued guidance regarding disclosure of supplementary pro forma information for business combinations. This guidance specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. We do not expect this guidance to have a material impact on our footnote disclosures for our Consolidated Financial Statements.

In January 2010, the FASB issued authoritative guidance requiring new disclosures and clarifying some existing disclosure requirements about fair value measurement. Under the new guidance, a reporting entity should (a) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers, and (b) present separately information about purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. We do not expect this guidance to have a material impact on our Consolidated Financial Statements.

We have reviewed and continue to monitor the actions of the various financial and regulatory reporting agencies and are currently not aware of any other pronouncement that could have a material impact on our consolidated financial position, results of operations or cash flows.

2011 compared to 2010

Revenues

	2011 Revenues	%	2010 Revenues	%	Increase (Decrease)	%
OTC Healthcare	$ 234,585	69.7	$ 181,906	62.2	$ 52,679	29.0
Household Cleaning	101,925	30.3	110,696	37.8	(8,771)	(7.9)
	$ 336,510	100.0	$ 292,602	100.0	$ 43,908	15.0

Revenues for 2011 were $336.5 million, an increase of $43.9 million, or 15.0%, versus 2010. Revenues for the OTC Healthcare segment increased versus the prior year primarily due to the acquisitions of Blacksmith and *Dramamine*. Revenues for the Household Cleaning segment declined 7.9% during 2011 versus 2010. Revenues from customers outside of North America, which represent 4.2% of total revenues, increased by $1.7 million, or 13.6%, during 2011 versus 2010.

OTC Healthcare Segment

Revenues for the OTC Healthcare segment increased $52.7 million, or 29.0%, during 2011 versus 2010. Acquisitions of the Blacksmith and *Dramamine* brands added $38.8 million of revenue, while our legacy OTC Healthcare brands contributed to the remainder of the revenue increase. Revenue increases for *Clear Eyes*, *Chloraseptic*, *Compound W*, and *Little Remedies* were partially offset by revenue decrease for *The Doctor's*. *Clear Eyes* revenues increased primarily due to the launch of new products. *Chloraseptic* revenues increased as the result of a higher number of cold and flu incidents. *Compound W* revenues increased due to the launch of Skin Tags products in Canada and increased consumer consumption, particularly behind the non-cryogenic products. *Little Remedies* revenues increased as the result of new products, distribution gains and increased consumer consumption of its non-medicated pediatric products. *The Doctor*'s revenues decreased due to a loss of distribution at a major customer.

Household Cleaning Segment
Revenues for the Household Cleaning segment decreased $8.8 million, or 7.9%, during 2011 versus 2010. *Comet*'s revenues decreased primarily due to softer consumer consumption of bathroom spray. *Chore Boy* revenues declined as a result of weaker consumer consumption and lost distribution. *Spic and Span* revenues decreased due to lost distribution.

Gross Profit

	2011 Gross Profit	%	2010 Gross Profit	%	Increase (Decrease)	%
OTC Healthcare	$ 136,875	58.3	$ 114,866	63.1	$ 22,009	19.2
Household Cleaning	34,003	33.4	38,578	34.9	(4,575)	(11.9)
	$ 170,878	50.8	$ 153,444	52.4	$ 17,434	11.4

Gross profit during 2011 increased $17.4 million, or 11.4%, versus 2010. As a percent of total revenue, gross profit decreased from 52.4% in 2010 to 50.8% in 2011. The decrease in gross profit as a percent of revenues was primarily due to a charge of $7.3 million resulting from the step-up adjustments related to the inventory valuation of the acquired Blacksmith and *Dramamine* brands and to the change in the mix of the acquired Blacksmith brands, which decreased total gross profit percentage by 1.7%.

OTC Healthcare Segment
Gross profit for the OTC Healthcare segment increased $22.0 million, or 19.2%, during 2011 versus 2010. As a percent of revenues, gross profit in the OTC Healthcare segment decreased from 63.1% during 2010 to 58.3% during 2011. The acquisitions of Blacksmith and *Dramamine* increased gross profit by $18.0 million, while the remainder of the increase resulted from a higher sales volume of our legacy OTC Healthcare brands. The decrease in gross profit percentage was primarily the result of the Blacksmith brands acquired, as well as a $3.1 million benefit for royalties received as part of a legal settlement related to our oral care business in 2010 which did not occur in 2011.

Household Cleaning Segment
Gross profit for the Household Cleaning segment decreased $4.6 million, or 11.9%, during 2011 versus 2010. As a percent of Household Cleaning revenues, gross profit decreased from 34.9% during 2010 to 33.4% during 2011. The decrease in gross profit percentage was the result of higher product costs associated with promotional products and other discounting.

Contribution Margin

	2011 Contribution Margin	%	2010 Gross Profit	%	Increase (Decrease)	%
OTC Healthcare	$ 100,123	42.7	$ 90,602	49.8	$ 9,521	10.5
Household Cleaning	27,858	27.3	31,919	28.8	(4,061)	(12.7)
	$ 127,981	38.0	$ 122,521	41.9	$ 5,460	4.5

Contribution margin, defined as gross profit less advertising and promotional expenses, for 2011 increased $5.5 million, or 4.5%, versus 2010. The contribution margin increase was primarily the result of the higher gross profit previously discussed offset by higher advertising and promotional spending. The acquired Blacksmith and *Dramamine* brands contributed $7.0 million. The increase in advertising and promotional spending was primarily attributable to increases in media support and market research primarily for the OTC Healthcare segment.

OTC Healthcare Segment
Contribution margin for the OTC Healthcare segment increased $9.5 million, or 10.5%, during 2011 versus 2010. The contribution margin increase was the result of the increase in gross margin as previously discussed and a $12.5 million, or 51.5%, increase in advertising and promotional spending, of which $11.0 million related to the acquired Blacksmith and *Dramamine* brands.

Household Cleaning Segment
Contribution margin for the Household Cleaning segment decreased $4.1 million, or 12.7%, during 2011 versus 2010. The contribution margin decrease was the result of the decrease in gross profit as previously discussed, offset by a decrease in advertising and promotional spending for the *Comet* brand.

General and Administrative
General and administrative expenses were $42.0 million for 2011 versus $34.2 million for 2010. The increase in expense was due primarily to $7.7 million in costs associated with the acquisitions of Blacksmith and *Dramamine*.

Depreciation and Amortization
Depreciation and amortization expense was $9.9 million for 2011 versus $10.0 million for 2010.

Impairment of Intangible Assets and Goodwill
During the fourth quarter of 2011 and 2010, we performed our annual impairment analysis of intangible assets and goodwill. No impairment charges were recorded in 2011. However, in 2010, we did record a $2.8 million pre-tax impairment charge related to the goodwill of the *Cutex* brand. Since we divested this brand in September 2010, this charge is included in the loss from discontinued operations for 2010.

Interest Expense
Net interest expense was $27.3 million during 2011 versus $22.9 million during 2010. The increase in interest expense was primarily the result of a higher level of indebtedness combined with an increase of interest rates on our senior bank debt. The average cost of funds increased from 6.5% for 2010 to 6.7% for 2011 while the average indebtedness increased from $353.2 million during 2010 to $410.0 million during 2011.

Loss on Extinguishment of Debt
In March 2010, we retired our Tranche B Term Loan facility with an original maturity date of April 6, 2011. In addition, in March 2010, we repaid a portion and, in April 2010, redeemed in full the remaining Senior Subordinated Notes due in 2012, which bore interest at 9.25% with a maturity date of April 15, 2012. We recognized a $0.3 million loss on the extinguishment of the Tranche B Term Loan facility for 2011.

During 2010, we refinanced our long-term debt with a new senior credit facility and senior notes. As a result of the refinancing, we incurred $2.7 million of expense related to the extinguished debt. The expense consisted of a $2.2 million non-cash charge and a $0.5 million premium paid for tendered Senior Subordinated Notes.

Income Taxes
The provision for income taxes from continuing operations during 2011 was $19.3 million versus $20.7 million in 2010. The effective tax rate on pretax income from continuing operations was 39.9% during 2011 versus 39.2% during 2010. The 2011 tax rate reflects the impact of non-deductible transaction costs for the Blacksmith acquisition and a non-cash tax charge of $0.3 million to our deferred tax liability for expected higher future state taxes. The 2010 tax rate reflects the impact of a $0.6 million non-cash charge to our deferred tax liability for higher future state taxes. The increase in the deferred effective tax rate for 2011 is a result of higher inventory balances located in certain state tax jurisdictions for Blacksmith and *Dramamine*. The increase in the deferred tax rate for 2010 was due to the divestiture of the shampoo business.

2010 compared to 2009

Revenues

	2010 Revenues	%	2009 Revenues	%	Increase (Decrease)	%
OTC Healthcare	$ 181,906	62.2	$ 178,331	60.6	$ 3,575	2.0
Household Cleaning	110,696	37.8	116,015	39.4	(5,319)	(4.6)
	$ 292,602	100.0	$ 294,346	100.0	$ (1,744)	(0.6)

Revenues for fiscal 2010 were $292.6 million, a decrease of $1.7 million, or 0.6%, versus 2009. This decrease in revenues was primarily related to declines in sales in our Household Cleaning segment of $5.3 million, partially offset by higher revenues of $3.6 million related to our OTC Healthcare segment. Revenues from customers outside of North America, which represent 4.3% of total revenues, increased by $1.9 million, or 17.4%, during 2010 versus 2009.

OTC Healthcare Segment

Revenues for the OTC Healthcare segment increased $3.6 million, or 2.0%, during 2010 versus 2009. Revenue increases for *Clear Eyes*, *Chloraseptic*, *Compound W*, *Dermoplast*, *Little Remedies*, *Murine Tears* and *The Doctor*'s were partially offset by revenue decreases on *Allergen Block*, *Murine Ear,* and *Wartner*. *Clear Eyes* revenues increased primarily due to the launch of a new line of *Clear Eyes* Tears products and stronger shipments of the traditional and convenience size items. *Chloraseptic* revenues increased as the result of a stronger spring flu season driving consumer consumption. *Compound W* revenues increased due to increased consumer consumption, particularly behind the non-cryogenic products. *Dermoplast* revenues increased as a result of customers buying in advance of a scheduled price increase of our institutional item. *Little Remedies* revenues increased as the result of distribution gains and increased consumer consumption of its non-medicated pediatric products. *Murine Tears* revenues increased as the result of higher shipments to markets outside North America. *The Doctor*'s revenues increased due to royalty revenue of $3.1 million received as a result of a legal settlement, and a favorable response due to an increase in advertising compared to 2009. *Allergen Block* revenues decreased as 2010 sales did not equal the pipeline orders that existed in 2009 as a result of promotions during the introductory period for the product and allowances for returns and markdowns for slow moving inventory at retail. *Murine Ear*'s revenues decreased primarily as the result of slowing consumer consumption, particularly on *Earigate*. *Wartner*'s revenues decreased as the result of lost distribution and softness in the cryogenic segment of the wart treatment category.

In early February 2010, we were notified that our largest customer intended to discontinue the sale of *The Doctor's NightGuard* and *The Doctor's Brushpicks* due to that customer's initiative to reduce the number of vendors in the Oral Care category. Subsequent to that notification, we conducted a formal review of the products' performance with the customer in an effort to reverse the customer's decision. As a result of that review, the customer decided to continue to sell *The Doctor's Nightguard* in approximately one-half of its stores. Both products are included in our OTC Healthcare segment. Revenue and gross profit from *The Doctor's Nightguard* product during 2010 at this customer were approximately $3.7 million and $2.7 million, respectively. Revenue and gross profit from *The Doctor's Brushpicks* product at this customer during 2010 were approximately $2.2 million and $1.4 million, respectively.

Household Cleaning Segment

Revenues for the Household Cleaning segment decreased $5.3 million, or 4.6%, during 2010 versus 2009. *Comet*'s revenues decreased primarily due to softer consumer consumption of bathroom spray. *Chore Boy* revenues declined as a result of weaker consumer consumption and lost distribution. *Spic and Span* revenues were up slightly versus 2009 as a result of increased shipments to the dollar store class of trade.

Gross Profit

	2010 Gross Profit	%	2009 Gross Profit	%	Increase (Decrease)	%
OTC Healthcare	$ 114,866	63.1	$ 113,879	63.9	$ 987	0.9
Household Cleaning	38,578	34.9	41,558	35.8	(2,980)	(7.2)
	$ 153,444	52.4	$ 155,437	52.8	$ (1,993)	(1.3)

Gross profit during 2010 decreased $2.0 million, or 1.3%, versus 2009. As a percent of total revenue, gross profit decreased from 52.8% in 2009 to 52.4% in 2010. The decrease in gross profit as a percent of revenues was primarily due to higher promotional allowances, unfavorable sales mix and supplier transitional costs, partially offset by decreases in distribution costs.

OTC Healthcare Segment
Gross profit for the OTC Healthcare segment increased $1.0 million, or 0.9%, during 2010 versus 2009. As a percent of OTC Healthcare revenues, gross profit decreased from 63.9% during 2009 to 63.1% during 2010. The decrease in gross profit percentage was primarily the result of higher returns reserves, promotional allowances and product costs, partially offset by increased royalty revenue and lower distribution costs. The increase in returns reserves was for slow moving *Allergen Block* products. The increase in promotional allowances was primarily the result of an increase in trade promotion activity behind the *Chloraseptic*, *Little Remedies* and *Allergen Block* products. The increase in product costs was primarily the result of a change in supplier for certain *Clear Eyes* products. The increase in royalty revenue was the result of royalties received as part of a legal settlement related to our oral care business.

Household Cleaning Segment
Gross profit for the Household Cleaning segment decreased $3.0 million, or 7.2%, during 2010 versus 2009. As a percent of Household Cleaning revenues, gross profit decreased from 35.8% during 2009 to 34.9% during 2010. The decrease in gross profit percentage was the result of higher promotional allowances across the segment and costs associated with the transition to a new *Comet* powder supplier, partially offset by decreased product costs for *Chore Boy* and *Comet.*

Contribution Margin

	2010 Contribution Margin	%	2009 Contribution Margin	%	Increase (Decrease)	%
OTC Healthcare	$ 90,602	49.8	$ 84,128	47.2	$ 6,474	7.7
Household Cleaning	31,919	28.8	33,933	29.2	(2,014)	(5.9)
	$ 122,521	41.9	$ 118,061	40.1	$ 4,460	3.8

Contribution margin, defined as gross profit less advertising and promotional expenses, for 2010 increased $4.5 million, or 3.8%, versus 2009. The contribution margin increase was the result of a $6.5 million, or 17.3%, decrease in advertising and promotional spending, partially offset by the decrease in gross profit as previously discussed. The decrease in advertising and promotional spending was primarily attributable to decreases in media support for both the OTC Healthcare and Household Cleaning segments, and market research for the OTC Healthcare segment.

OTC Healthcare Segment
Contribution margin for the OTC Healthcare segment increased $6.5 million, or 7.7%, during 2010 versus 2009. The contribution margin increase was the result of the increase in gross margin as previously discussed and a $5.5 million, or 18.4%, decrease in advertising and promotional spending. The decrease in advertising and promotional spending was primarily attributable to a decrease in media support for the *Allergen Block* and *Murine Earigate®* products, partially offset by increased media support behind *The Doctor's Nightguard.*

Household Cleaning Segment
Contribution margin for the Household Cleaning segment decreased $2.0 million, or 5.9%, during 2010 versus 2009. The contribution margin decrease was the result of the decrease in gross profit as previously discussed, partially offset by a decrease in media support for *Comet Mildew Spray Gel.*

General and Administrative
General and administrative expenses were $34.2 million for 2010 versus $31.9 million for 2009. The increase in expense was due to a $2.5 million net charge associated with the reduction in workforce and the CEO transition, and increased employee incentive compensation expenses, partially offset by a reduction in legal expenses and favorable currency translation costs.

Depreciation and Amortization
Depreciation and amortization expense was $10.0 million for 2010 versus $8.9 million for 2009. Amortization was affected by the transfer of two trademarks in the Household Cleaning segment and one trademark in the OTC Healthcare segment, aggregating $45.6 million, from an indefinite-lived status to intangibles with finite lives. Commencing April 1, 2009, these intangibles are being amortized to operations over a 20 year estimated useful life. This increase in amortization expense was

partially offset by a reduction in amortization resulting from a trademark that became fully amortized at March 31, 2009, resulting in a net increase in depreciation and amortization expense of $1.1 million for the period.

Impairment of Intangible Assets and Goodwill

During the fourth quarter of 2010 and 2009, we performed our annual impairment analysis of intangible assets and goodwill. As a result, non-cash charges were recorded in 2009 related to the impairment of certain intangible assets and goodwill of $58.6 million and $190.7 million, respectively. The impairment charges related to intangible assets and goodwill were the result of their carrying value exceeding their fair market value as a result of declining sales and current market conditions. The impairment charges for OTC Healthcare and Household Cleaning segments were $168.0 million and $81.3 million, respectively. In 2010, we did record a $2.8 million pre-tax impairment charge related to the goodwill of the *Cutex* brand. Since we divested this brand in September 2010, this charge is included in the loss from discontinued operations for 2010.

Interest Expense

Net interest expense was $22.9 million during 2010 versus $28.4 million during 2009. The reduction in interest expense was primarily the result of a lower level of indebtedness combined with a reduction of interest rates on our senior debt. The average cost of funds decreased from 7.2% for 2009 to 6.5% for 2010 while the average indebtedness decreased from $394.8 million during 2009 to $353.2 million during 2010.

Loss on Extinguishment of Debt

During 2010, we refinanced our long-term debt with a new senior credit facility and senior notes. As a result of the refinancing, we incurred $2.7 million of expense related to the extinguished debt. The expense consisted of a $2.2 million non-cash charge and a $0.5 million premium paid to tendered Senior Subordinated Notes.

Income Taxes

The provision for income taxes from continuing operations during 2010 was $20.7 million versus a benefit for income taxes of $10.9 million in 2009. The effective tax rate was 39.2% during 2010 versus (5.4)% during 2009. The 2010 tax rate reflects the impact of a $0.6 million non-cash charge to our deferred tax liability for higher future state taxes. The increase in the deferred effective tax rate for 2010 is a result of the divestiture of the shampoo businesses which increases the overall effective state tax rate on continuing operations. The 2009 tax rate includes a tax charge of $64.8 million related to the impairment charges of goodwill recorded during the period.

Liquidity and Capital Resources

Liquidity

We have financed and expect to continue to finance our operations with a combination of borrowings and funds generated from operations. Our principal uses of cash are for operating expenses, debt service, acquisitions, working capital and capital expenditures. During 2010, we issued $150.0 million of 8.25% Senior Notes due in 2018 and entered into a senior secured term loan facility of $150.0 million maturing in 2016. In November 2010, we issued an additional $100.0 million of 8.25% Senior Notes due in 2018, and borrowed $115.0 million under our existing Credit Agreement. In addition, in November 2010, we amended our Credit Agreement to increase our borrowing capacity under our Senior Secured Revolving Credit Facility by $10.0 million to $40.0 million. The proceeds from the preceding transactions, in addition to cash that was on hand, were used to purchase, redeem or otherwise retire all of the previously issued senior subordinated notes, to repay all amounts under our former credit facility and terminate the associated credit agreement, and fund the Blacksmith and *Dramamine* acquisitions.

	Year Ended March 31,		
(In thousands)	2011	2010	2009
Net cash provided by (used in):			
Operating activities	$ 86,670	$ 59,427	$ 66,679
Investing activities	(275,680)	7,320	(4,672)
Financing activities	161,247	(60,831)	(32,904)

Fiscal 2011 compared to Fiscal 2010

Operating Activities

Net cash provided by operating activities was $86.7 million for 2011 compared to $59.4 million for 2010. The $27.3 million increase in net cash provided by operating activities was primarily the result of the following:

- A net cash inflow of $31.4 million related to working capital in 2011 compared to a net cash outflow of $3.8 million related to working capital in 2010 which resulted in a $35.2 million increase in working capital, partially offset by
- A net decrease of $7.9 million in net income plus non-cash expenses in 2011 compared to 2010.

The decrease in working capital in 2011 was primarily the result of the acquisitions of Blacksmith and *Dramamine*, which resulted in higher accounts payable, accrued interest and other accrued expenses, partially offset by higher accounts receivable and inventory.

The acquired Blacksmith business generated (i) $6.1 million in cash which resulted from a corresponding decrease in accounts receivable, due to receipt of payments from customers whose payment terms were extended by Blacksmith prior to the acquisition, and (ii) $10.8 million in inventory due to higher than normal inventory levels at the time of acquisition. Additionally, accrued liabilities increased primarily due to increased incentive compensation accruals and an increase in interest payable resulting from debt financing changes further described in the Financing Activities section below. As noted above, the net working capital decrease was primarily due to acquisition activity, and thus, notwithstanding additional acquisitions in 2012, are considered non-recurring charges.

Consistent with 2010, our cash flow from operations exceeded net income due to the substantial non-cash charges related to depreciation and amortization of intangibles, increases in deferred income tax liabilities resulting from differences in the amortization of intangible assets and goodwill for income tax and financial reporting purposes, the amortization of certain deferred financing costs and stock-based compensation costs.

Investing Activities

Net cash used for investing activities was $275.7 million for 2011 compared to net cash provided by investing activities of $7.3 million for 2010. The net cash used for investing activities during 2011 was primarily the result of the Blacksmith and *Dramamine* acquisitions partially offset due to the proceeds received from the *Cutex* divestiture. Net cash provided by investing activities during 2010 was primarily due to the divestiture of the shampoo business partially offset by the acquisition of property and equipment.

Financing Activities

Net cash provided by financing activities was $161.2 million for 2011 compared to net cash used for financing activities of $60.8 million for 2010. During 2011, we issued $100.0 million of 8.25% Senior Notes due in 2018, and borrowed $115.0 million under our Credit Agreement, which was partially offset by the redemption of the remaining $28.1 million of Senior Subordinated Notes due in 2012 that bore interest at 9.25%. In addition, during 2011, we made a required principal payment of $0.8 million on the 2010 Senior Term Loan plus unscheduled payments of $21.2 million. At March 31, 2011, our outstanding indebtedness was $492.0 million compared to $328.1 million at March 31, 2010.

2010 compared to 2009

Operating Activities

Net cash provided by operating activities was $59.4 million for 2010 compared to $66.7 million for 2009. The $7.3 million decrease in net cash provided by operating activities was primarily the result of the following:

- A net cash outflow of $3.8 million related to working capital in 2010 compared to a net cash inflow of $7.9 million related to working capital in 2009 which resulted in a $11.7 million decrease in working capital, partially offset by
- A net increase of $4.5 million in net income plus non-cash expenses in 2010 compared to 2009.

The increase in working capital in 2010 was primarily the result of an increase in inventory, due to supplier transitions, and an increase in prepaid taxes.

Consistent with 2009, our cash flow from operations exceeded net income due to the substantial non-cash charges related to depreciation and amortization of intangibles, increases in deferred income tax liabilities resulting from differences in the amortization of intangible assets and goodwill for income tax and financial reporting purposes, the amortization of certain deferred financing costs, stock-based compensation costs and the 2010 loss on extinguishment of debt.

Investing Activities
Net cash provided by investing activities was $7.3 million for 2010 compared to net cash used for investing activities of $4.7 million for 2009. The net cash provided by investing activities during 2010 was primarily due to the divestiture of the shampoo business partially offset by the acquisition of property and equipment. Net cash used for investing activities during 2009 was primarily due to the $4.2 million settlement of a purchase price adjustment associated with the Wartner USA BV acquisition in 2006. The remainder was for the acquisition of property and equipment.

Financing Activities
Net cash used for financing activities was $60.8 million for 2010 compared to $32.9 million for 2009. During 2010, we repaid $60.8 million of indebtedness with cash generated from operations and the proceeds from the sale of the shampoo business. On March 24, 2010, we used the proceeds from the issuance of new debt of $296.0 million less $6.6 million of deferred financing costs to retire all of the existing debt, with the exception of $28.1 million which was subsequently retired in April 2010. We recorded a loss on the extinguishment of debt in the amount of $2.7 million. At March 31, 2010, our outstanding indebtedness was $328.1 million compared to $378.3 million at March 31, 2009.

Capital Resources

On March 24, 2010, we retired our existing Senior Secured Term Loan Facility, which had a maturity date of April 6, 2011. In addition, on March 24, 2010, we repaid a portion and, on April 15, 2010, redeemed in full the remaining outstanding indebtedness under our previously outstanding Senior Subordinated Notes due in 2012, which bore interest at 9.25% with a maturity date of April 15, 2012. On March 24, 2010, we also entered into a new $150.0 million Senior Secured Term Loan Facility with a maturity date of March 24, 2016 (the "2010 Senior Term Loan"), a $30.0 million Senior Secured Revolving Credit Facility with a maturity date of March 24, 2015 (the "2010 Revolving Credit Facility"), and issued Senior Notes of $150.0 million that bore interest at 8.25% with a maturity date of April 1, 2018 (the "2010 Senior Notes"). This debt refinancing improved our liquidity position by increasing our borrowing capacity under our Senior Secured Term Loan and Revolving Credit Facilities and extending the maturities of our indebtedness. The new debt also better positions us to pursue acquisitions as part of our growth strategy.

The 2010 Senior Term Loan included a discount to the lenders of $1.8 million resulting in our receipt of net proceeds of $148.2 million. The 2010 Senior Notes were issued at an aggregate face value of $150.0 million with a discount to noteholders of $2.2 million and net proceeds to us of $147.8 million. The discount was offered to improve the yield to maturity to lenders reflective of market conditions at the time of the offering. In addition to the discount, we incurred $7.3 million of costs primarily related to fees of bank arrangers and legal advisors of which $6.6 million was capitalized as deferred financing costs and $0.7 million expensed. The deferred financing costs are being amortized over the term of the loan and notes.

In connection with the acquisition of Blacksmith, on November 1, 2010, we amended our existing debt agreements and increased the amount borrowed thereunder. Specifically, on November 1, 2010, we amended our Credit Agreement in order to allow us to (i) borrow an additional $115.0 million as an incremental term loan, with the same maturity date and other terms and conditions as the 2010 Senior Term Loan (hereinafter all references to the 2010 Senior Term Loan shall also include the $115.0 incremental term loan) under our Senior Secured Term Loan Facility and (ii) increase our borrowing capacity under our 2010 Revolving Credit Facility by $10.0 million to $40.0 million. On November 1, 2010, we also issued an additional $100.0 million of 8.25% Senior Notes due 2018 (hereinafter all references to the 2010 Senior Notes shall also include the $100.0 million issuance of 8.25% Senior Notes due 2018).

As of March 31, 2011, we had an aggregate of $492.0 million of outstanding indebtedness, which consisted of the following:

- $242.0 million of borrowings under the Senior Secured Credit Facility; and
- $250.0 million of 8.25% Senior Notes due 2018.

We had $40.0 million of borrowing capacity under our 2010 Revolving Credit Facility as of March 31, 2011, as well as incremental borrowing capacity of $75.0 million under our Senior Secured Credit Facility.

The 2010 Senior Term Loans bear interest at floating rates, based on either the prime rate, or at our option, the LIBOR rate, plus an applicable margin. The LIBOR rate option contains a floor rate of 1.5%. At March 31, 2011, an aggregate of $242.0 million was outstanding under the Senior Secured Credit Facility at an interest rate of 4.75%.

At times, we utilize derivative financial instruments to mitigate the impact of changing interest rates associated with our long-term debt obligations. Although we do not enter into derivative financial instruments for trading purposes, all of our derivatives are straightforward over-the-counter instruments with liquid markets. The notional, or contractual, amount of our derivative financial instruments is used to measure the amount of interest to be paid or received and does not represent an actual liability. We account for these financial instruments as cash flow hedges.

In February 2008, we entered into an interest rate swap agreement in the notional amount of $175.0 million, decreasing to $125.0 million at March 26, 2009 to replace and supplement the interest rate cap agreement that expired on May 30, 2008. Under that swap agreement, we agreed to pay a fixed rate of 2.88% while receiving a variable rate based on LIBOR. The agreement terminated and was settled in full on March 26, 2010. At March 31, 2011 and 2010, we did not participate in an interest rate swap and at March 31, 2009 the fair value of the interest rate swap was $2.2 million, which was included in other current liabilities.

The Senior Secured Credit Facility, including the 2010 Senior Term Loans, contains various financial covenants, including provisions that require us to maintain certain leverage and interest coverage ratios and not to exceed annual capital expenditures of $3.0 million. The Senior Secured Credit Facility and the Indenture governing the 2010 Senior Notes contain provisions that accelerate our indebtedness on certain changes in control and restrict us from undertaking specified corporate actions, including asset dispositions, acquisitions, payment of dividends and other specified payments, repurchasing our equity securities in the public markets, incurrence of indebtedness, creation of liens, making loans and investments and transactions with affiliates. Specifically, we must:

- Have a leverage ratio of less than 4.30 to 1.0 for the quarter ended March 31, 2011, (defined as, with certain adjustments, the ratio of our consolidated indebtedness as of the last day of the fiscal quarter to our trailing twelve month consolidated net income before interest, taxes, depreciation, amortization, non-cash charges, and certain other items ("EBITDA")). Our leverage ratio requirement decreases over time to 3.50 to 1.0 for the quarter ending March 31, 2014, and remains level thereafter, and

- Have an interest coverage ratio of greater than 2.75 to 1.0 for the quarter ended March 31, 2011, (defined as, with certain adjustments, the ratio of our consolidated EBITDA to our trailing twelve month consolidated cash interest expense). Our interest coverage requirement increases over time to 3.25 to 1.0 for the quarter ending March 31, 2013, and remains level thereafter.

At March 31, 2011, we were in compliance with the applicable financial and restrictive covenants under the Senior Secured Credit Facility and the Indenture governing the 2010 Senior Notes. Additionally, management anticipates that in the normal course of operations, we will be in compliance with the financial and restrictive covenants during the ensuing year. Commencing on December 31, 2012, we are obligated to make quarterly principal payments on the Senior Secured Term Loan Facility equal to $0.6 million. In March 2011, we made repayments against outstanding indebtedness of $17.5 million in excess of scheduled maturities. In accordance with agreement governing the 2010 Senior Term Loans, such payment was applied against the first four required principal payments, and any remaining principal payment is applied ratably toward the remaining required principal payments. As such, we do not have a required principal payment in 2012.

Commitments

As of March 31, 2011, we had ongoing commitments under various contractual and commercial obligations as follows:

(In Millions)	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 Year**	**1 to 3 Years**	**4 to 5 Years**	**After 5 Years**
Long-term debt	$ 492.0	$ —	$ 3.7	$ 238.3	$ 250.0
Interest on long-term debt(1)	215.2	34.8	69.4	68.3	42.7
Purchase obligations:					
Inventory costs(2)	44.8	37.8	2.2	1.0	3.8
Other costs(3)	3.3	3.3	—	—	—
Operating leases	2.7	1.0	1.7	—	—
Total contractual cash obligations (4)	$ 758.0	$ 76.9	$ 77.0	$ 307.6	$ 296.5

(1) Represents the estimated interest obligations on the outstanding balances of the Term Loan Facility and Senior Notes, together, assuming scheduled principal payments (based on the terms of the loan agreements) are made and assuming a weighted average interest rate of 7.3%. Estimated interest obligations would be different under different assumptions regarding interest rates or timing of principal payments.

(2) Purchase obligations for inventory costs are legally binding commitments for projected inventory requirements to be utilized during the normal course of our operations.

(3) Purchase obligations for other costs are legally binding commitments for marketing, advertising and capital expenditures. Activity costs for molds and equipment to be paid, based solely on a per unit basis without any deadlines for final payment, have been excluded from the table because we are unable to determine the time period over which such activity costs will be paid.

(4) We have excluded FIN 48 obligations because we cannot reasonably estimate when they will occur.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements or financing activities with special-purpose entities.

Inflation

Inflationary factors such as increases in the costs of raw materials, packaging materials, purchased product and overhead may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial condition or results from operations for the periods referred to above, a high rate of inflation in the future could have a material adverse effect on our business, financial condition or results from operations. The recent volatility in crude oil prices has had an adverse impact on transportation costs, as well as, certain petroleum based raw materials and packaging material. Although we take efforts to minimize the impact of inflationary factors, including raising prices to our customers, a high rate of pricing volatility associated with crude oil supplies may continue to have an adverse effect on our operating results.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), including, without limitation, information within Management's Discussion and Analysis of Financial Condition and Results of Operations. The following cautionary statements are being made pursuant to the provisions of the PSLRA and with the intention of obtaining the benefits of the "safe harbor" provisions of the PSLRA. Although we believe that our expectations are based on reasonable assumptions, actual results may differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this Annual Report on Form 10-K. Except as required under federal securities laws and the rules and regulations of the SEC, we do not intend to update any forward-looking statements to reflect events or circumstances arising after the date of this Annual Report on Form 10-K, whether as a result of new information, future events or otherwise. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on forward-looking statements included in this Annual Report on Form 10-K or that may be made elsewhere from time to time by, or on behalf of, us. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

These forward-looking statements generally can be identified by the use of words or phrases such as "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," or other similar words and phrases. Forward-looking statements and our plans and expectations are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, and our business in general is subject to such risks. For more information, see "Risk Factors" contained in Item 1A. of this Annual Report on Form 10-K. In addition, our expectations or beliefs concerning future events involve risks and uncertainties, including, without limitation:

- General economic conditions affecting our products and their respective markets,
- Our ability to increase organic growth via new product introductions or line extensions,
- The high level of competition in our industry and markets (including, without limitation, vendor and stock keeping unit ("SKU") rationalization and expansion of private label product offerings),
- Our ability to invest in research and development,
- Our dependence on a limited number of customers for a large portion of our sales,
- Disruptions in our distribution center,
- Acquisitions, dispositions or other strategic transactions diverting managerial resources, or incurrence of additional liabilities or integration problems associated with such transactions,
- Changing consumer trends or pricing pressures which may cause us to lower our prices,
- Increases in supplier prices and transportation and fuel charges,
- Our ability to protect our intellectual property rights,
- Shortages of supply of sourced goods or interruptions in the manufacturing of our products,
- Our level of indebtedness, and ability to service our debt,
- Any adverse judgments rendered in any pending litigation or arbitration,
- Our ability to obtain additional financing, and
- The restrictions imposed by our Senior Credit Facility and the indenture on our operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to changes in interest rates because our Senior Secured Credit Facility is variable rate debt. Interest rate changes generally do not affect the market value of the Senior Secured Credit Facility, but do affect the amount of our interest payments and, therefore, our future earnings and cash flows, assuming other factors are held constant. At March 31, 2011, we had variable rate debt of approximately $242.0 million under our Senior Secured Credit Facility.

Holding other variables constant, including levels of indebtedness, a one percentage point increase in interest rates on our variable rate debt would have an adverse impact on pre-tax earnings and cash flows for the year ending March 31, 2012 of approximately $2.4 million.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The supplementary data required by this Item are described in Part IV, Item 15 of this Annual Report on Form 10-K and are presented beginning on page 94.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Prestige Brands Holdings, Inc.

Audited Financial Statements

March 31, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Prestige Brands Holdings, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Prestige Brands Holdings, Inc. and its subsidiaries at March 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Salt Lake City, Utah

May 13, 2011

Prestige Brands Holdings, Inc.
Consolidated Statements of Operations

(In thousands, except per share data)	Year Ended March 31, 2011	2010	2009
Revenues			
Net sales	$ 333,715	$ 287,552	$ 292,157
Other revenues	2,795	5,050	2,189
Total revenues	336,510	292,602	294,346
Cost of Sales			
Cost of sales (exclusive of depreciation shown below)	165,632	139,158	138,909
Gross profit	170,878	153,444	155,437
Operating Expenses			
Advertising and promotion	42,897	30,923	37,376
General and administrative	41,960	34,195	31,888
Depreciation and amortization	9,876	10,001	8,872
Impairment of goodwill and intangible assets	—	—	249,285
Total operating expenses	94,733	75,119	327,421
Operating income (loss)	76,145	78,325	(171,984)
Other (income) expense			
Interest income	(1)	(1)	(143)
Interest expense	27,318	22,936	28,579
Loss on extinguishment of debt	300	2,656	—
Total other expense	27,617	25,591	28,436
Income (loss) from continuing operations before income taxes	48,528	52,734	(200,420)
Provision (benefit) for income taxes	19,349	20,664	(10,876)
Income (loss) from continuing operations	29,179	32,070	(189,544)
Discontinued Operations			
Income (loss) from discontinued operations, net of income tax	591	(112)	2,768
Gain (loss) on sale of discontinued operations, net of income tax	(550)	157	—
Net income (loss)	$ 29,220	$ 32,115	$ (186,776)
Basic earnings (loss) per share:			
Income (loss) from continuing operations	$ 0.58	$ 0.64	$ (3.80)
Income (loss) from discontinued operations and gain (loss) from sale of discontinued operations	—	—	0.06
Net income (loss)	$ 0.58	$ 0.64	$ (3.74)
Diluted earnings (loss) per share:			
Income (loss) from continuing operations	$ 0.58	$ 0.64	$ (3.80)
Income (loss) from discontinued operations and gain (loss) from sale of discontinued operations	—	—	0.06
Net income (loss)	$ 0.58	$ 0.64	$ (3.74)
Weighted average shares outstanding:			
Basic	50,081	50,013	49,935
Diluted	50,338	50,085	49,935

See accompanying notes.

Prestige Brands Holdings, Inc.
Consolidated Balance Sheets

(In thousands)	March 31,	
Assets	**2011**	**2010**
Current assets		
Cash and cash equivalents	$ 13,334	$ 41,097
Accounts receivable	44,393	30,621
Inventories	39,751	27,676
Deferred income tax assets	5,292	6,353
Prepaid expenses and other current assets	4,812	4,917
Current assets of discontinued operations	—	1,486
Total current assets	107,582	112,150
Property and equipment	1,444	1,396
Goodwill	154,896	111,489
Intangible assets	786,361	554,359
Other long-term assets	6,635	7,148
Long-term assets of discontinued operations	—	4,870
Total Assets	$ 1,056,918	$ 791,412
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 21,615	$ 12,771
Accrued interest payable	10,313	1,561
Other accrued liabilities	22,280	11,733
Current portion of long-term debt	—	29,587
Total current liabilities	54,208	55,652
Long-term debt		
Principal amount	492,000	298,500
Less unamortized discount	(5,055)	(3,943)
Long-term debt, net of unamortized discount	486,945	294,557
Deferred income tax liabilities	153,933	112,144
Total Liabilities	695,086	462,353
Commitments and Contingencies – Note 16		
Stockholders' Equity		
Preferred stock - $0.01 par value		
Authorized – 5,000 shares		
Issued and outstanding – None		
Common stock - $0.01 par value		
Authorized – 250,000 shares		
Issued – 50,276 shares and 50,154 shares at March 31, 2011 and 2010, respectively	503	502
Additional paid-in capital	387,932	384,027
Treasury stock, at cost – 160 shares and 124 shares at March 31, 2011 and 2010, respectively	(416)	(63)
Accumulated deficit	(26,187)	(55,407)
Total Stockholders' Equity	361,832	329,059
Total Liabilities and Stockholders' Equity	$ 1,056,918	$ 791,412

See accompanying notes.

Prestige Brands Holdings, Inc.
Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income

(In thousands)	Common Stock Shares	Common Stock Par Value	Additional Paid-in Capital	Treasury Stock Shares	Treasury Stock Amount	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Totals
Balances at March 31, 2008	50,060	$ 501	$ 380,364	59	$ (47)	$ (999)	$ 99,254	$ 479,073
Stock-based compensation	—	—	2,439	—	—	—	—	2,439
Purchase of common stock for treasury	—	—	—	65	(16)	—	—	(16)
Components of comprehensive income (loss):								
Net loss	—	—	—	—	—	—	(186,776)	(186,776)
Amortization of interest rate caps reclassified into earnings, net of income tax expense of $32	—	—	—	—	—	53	—	53
Unrealized loss on interest rate caps, net of income tax benefit of $238	—	—	—	—	—	(388)	—	(388)
Total comprehensive income (loss)	—	—	—	—	—	—	—	(187,111)
Balances at March 31, 2009	50,060	501	382,803	124	(63)	(1,334)	(87,522)	294,385
Stock-based compensation	94	1	1,224	—	—	—	—	1,225
Components of comprehensive income:								
Net income	—	—	—	—	—	—	32,115	32,115
Amortization of interest rate caps reclassified into earnings, net of income tax expense of $818	—	—	—	—	—	1,334	—	1,334
Total comprehensive income	—	—	—	—	—	—	—	33,449
Balances at March 31, 2010	50,154	502	384,027	124	(63)	—	(55,407)	329,059
Stock-based compensation	—	—	3,575	—	—	—	—	3,575
Exercise of stock options	34	—	331	—	—	—	—	331
Issuance of shares related to restricted stock	88	1	(1)	—	—	—	—	—
Shares surrendered as payment of tax withholding	—	—	—	36	(353)	—	—	(353)
Components of comprehensive income:								
Net income	—	—	—	—	—	—	29,220	29,220
Total comprehensive income	—	—	—	—	—	—	—	29,220
Balances at March 31, 2011	50,276	$ 503	$ 387,932	160	$ (416)	$ —	$ (26,187)	$ 361,832

See accompanying notes.

Prestige Brands Holdings, Inc.
Consolidated Statements of Cash Flows

(In thousands)	Year Ended March 31,		
	2011	2010	2009
Operating Activities			
Net income (loss)	$ 29,220	$ 32,115	$ (186,776)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	10,108	11,450	11,219
Loss (gain) on sale of discontinued operations	890	(253)	—
Deferred income taxes	9,324	11,012	(19,955)
Amortization of deferred financing costs	1,043	1,926	2,233
Impairment of goodwill and intangible assets	—	2,751	249,590
Stock-based compensation costs	3,575	2,085	2,439
Loss on extinguishment of debt	300	2,166	—
Amortization of debt discount	702	—	—
Loss on disposal of equipment	153	—	—
Changes in operating assets and liabilities, net of effects from acquisitions			
Accounts receivable	4,918	6,404	8,193
Inventories	12,443	(3,351)	2,719
Prepaid expenses and other current assets	154	(3,559)	458
Accounts payable	1,784	(3,127)	(2,265)
Accrued liabilities	12,056	(192)	(1,176)
Net cash provided by operating activities	86,670	59,427	66,679
Investing Activities			
Purchases of equipment	(655)	(673)	(481)
Proceeds from sale of property and equipment	12	—	—
Proceeds from sale of discontinued operations	4,122	7,993	—
Acquisition of Blacksmith, net of cash acquired	(202,044)	—	—
Acquisition of Dramamine	(77,115)	—	—
Business acquisition purchase price adjustments	—	—	(4,191)
Net cash (used in) provided by investing activities	(275,680)	7,320	(4,672)
Financing Activities			
Proceeds from issuance of debt	—	296,046	—
Proceeds from issuance of Senior Notes	100,250	—	—
Proceeds from issuance of Senior Term Loan	112,936	—	—
Payment of deferred financing costs	(830)	(6,627)	—
Repayment of long-term debt	(51,087)	(350,250)	(32,888)
Proceeds from exercise of stock options	331	—	—
Shares surrendered as payment of tax withholding	(353)	—	(16)
Net cash provided by (used in) financing activities	161,247	(60,831)	(32,904)
(Decrease) increase in cash	(27,763)	5,916	29,103
Cash - beginning of year	41,097	35,181	6,078
Cash - end of year	$ 13,334	$ 41,097	$ 35,181
Interest paid	$ 17,509	$ 24,820	$ 26,745
Income taxes paid	$ 11,894	$ 15,494	$ 9,844

See accompanying notes.

Prestige Brands Holdings, Inc.
Notes to Consolidated Financial Statements

1. Business and Basis of Presentation

Nature of Business
Prestige Brands Holdings, Inc. (referred to herein as the "Company" or "we" which reference shall, unless the context requires otherwise, be deemed to refer to Prestige Brands Holdings, Inc. and all of its direct or indirect wholly-owned subsidiaries on a consolidated basis) is engaged in the marketing, sales and distribution of Over-the-Counter ("OTC") Healthcare and Household Cleaning brands to mass merchandisers, drug stores, supermarkets, club and dollar stores primarily in the United States, Canada and certain other international markets. Prestige Brands Holdings, Inc. is a holding company with no assets or operations and is also the parent guarantor of the senior credit facility and the senior notes more fully described in Note 10 to the Consolidated Financial Statements.

Basis of Presentation
Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. All significant intercompany transactions and balances have been eliminated in consolidation. Our fiscal year ends on March 31st of each year. References in these Consolidated Financial Statements or notes to a year (e.g., "2011") mean our fiscal year ended on March 31st of that year.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on our knowledge of current events and actions that we may undertake in the future, actual results could differ from those estimates. As discussed below, our most significant estimates include those made in connection with the valuation of intangible assets, sales returns and allowances, trade promotional allowances and inventory obsolescence.

Cash and Cash Equivalents
We consider all short-term deposits and investments with original maturities of three months or less to be cash equivalents. Substantially all of our cash is held by a large regional bank with headquarters in California. We do not believe that, as a result of this concentration, we are subject to any unusual financial risk beyond the normal risk associated with commercial banking relationships.

Accounts Receivable
We extend non-interest-bearing trade credit to our customers in the ordinary course of business. We maintain an allowance for doubtful accounts receivable based upon historical collection experience and expected collectability of the accounts receivable. In an effort to reduce credit risk, we (i) have established credit limits for all of our customer relationships, (ii) perform ongoing credit evaluations of customers' financial condition, (iii) monitor the payment history and aging of customers' receivables, and (iv) monitor open orders against an individual customer's outstanding receivable balance.

Inventories
Inventories are stated at the lower of cost or market value, where cost is determined by using the first-in, first-out method. We reduce inventories for the diminution of value, resulting from product obsolescence, damage or other issues affecting marketability, equal to the difference between the cost of the inventory and its estimated market value. Factors utilized in the determination of estimated market value include (i) current sales data and historical return rates, (ii) estimates of future demand, (iii) competitive pricing pressures, (iv) new product introductions, (v) product expiration dates, and (vi) component and packaging obsolescence.

Property and Equipment
Property and equipment are stated at cost and are depreciated using the straight-line method based on the following estimated useful lives:

	Years
Machinery	5
Computer equipment	3
Furniture and fixtures	7

Leasehold improvements are amortized over the lesser of the term of the lease or 5 years.

Expenditures for maintenance and repairs are charged to expense as incurred. When an asset is sold or otherwise disposed of, we remove the cost and associated accumulated depreciation from the accounts and recognize the resulting gain or loss in the consolidated statement of operations.

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recognized if the carrying amount of the asset exceeds its fair value.

Goodwill
The excess of the purchase price over the fair market value of assets acquired and liabilities assumed in purchase business combinations is classified as goodwill. We do not amortize goodwill, but perform impairment tests of the carrying value at least annually in the fourth fiscal quarter of each year, or more frequently if events or changes in circumstances indicate the asset may be impaired. We test goodwill for impairment at the reporting unit "brand" level which is one level below the operating segment level.

Intangible Assets
Intangible assets, which are composed primarily of trademarks, are stated at cost less accumulated amortization. For intangible assets with finite lives, amortization is computed on the straight-line method over estimated useful lives ranging from 3 to 30 years.

Indefinite-lived intangible assets are tested for impairment at least annually in the fourth fiscal quarter; however, at each reporting period an evaluation is made to determine whether events and circumstances continue to support an indefinite useful life. Intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their fair values and may not be recoverable. An impairment loss is recognized if the carrying amount of the asset exceeds its fair value.

Deferred Financing Costs
We have incurred debt origination costs in connection with the issuance of long-term debt. These costs are capitalized as deferred financing costs and amortized using the straight-line method, which approximates the effective interest method, over the term of the related debt.

Revenue Recognition
Revenues are recognized when the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) the selling price is fixed or determinable; (iii) the product has been shipped and the customer takes ownership and assumes the risk of loss; and (iv) collection of the resulting receivable is reasonably assured. We have determined that these criteria are met and the transfer of the risk of loss generally occurs when product is received by the customer and, accordingly, recognize revenue at that time. Provision is made for estimated discounts related to customer payment terms and estimated product returns at the time of sale based on our historical experience.

As is customary in the consumer products industry, we participate in the promotional programs of our customers to enhance the sale of our products. The cost of these promotional programs varies based on the actual number of units sold during a finite period of time. These promotional programs consist of direct to consumer incentives such as coupons and temporary price reductions, as well as incentives to our customers, such as allowances for new distribution, including slotting fees, and cooperative advertising. Estimates of the costs of these promotional programs are based on (i) historical sales experience, (ii) the current offering, (iii) forecasted data, (iv) current market conditions, and (v) communication with customer purchasing/marketing personnel. At the completion of the promotional program, the estimated amounts are adjusted to actual results.

Due to the nature of the consumer products industry, we are required to estimate future product returns. Accordingly, we record an estimate of product returns concurrent with recording sales which is made after analyzing (i) historical return rates, (ii) current economic trends, (iii) changes in customer demand, (iv) product acceptance, (v) seasonality of our product offerings, and (vi) the impact of changes in product formulation, packaging and advertising.

Cost of Sales
Cost of sales includes product costs, warehousing costs, inbound and outbound shipping costs, and handling and storage costs. Shipping, warehousing and handling costs were $23.5 million for 2011, $20.7 million for 2010 and $21.8 million for 2009.

Advertising and Promotion Costs
Advertising and promotion costs are expensed as incurred. Allowances for new distribution, including slotting fees associated with products, are recognized as a reduction of sales. Under allowances for new distribution arrangements, the retailers allow our products to be placed on the stores' shelves in exchange for such fees.

Stock-based Compensation
We recognize stock-based compensation by measuring the cost of services to be rendered based on the grant-date fair value of the equity award. Compensation expense is to be recognized over the period an employee is required to provide service in exchange for the award, generally referred to as the requisite service period.

Income Taxes
Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Income Taxes Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result, we have applied a more-likely-than-not recognition threshold for all tax uncertainties. The guidance only allows the recognition of those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the various taxing authorities.

We are subject to taxation in the United States and various state and foreign jurisdictions.

We classify penalties and interest related to unrecognized tax benefits as income tax expense in the Consolidated Statements of Operations.

Derivative Instruments
Companies are required to recognize derivative instruments as either assets or liabilities in the consolidated Balance Sheets at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. We did not have any derivative financial instruments at March 31, 2010 or 2011, although we did incur a $1.3 million loss during 2010 related to derivative financial instruments.

We have designated our derivative financial instruments as cash flow hedges because they hedge exposure to variability in expected future cash flows that are attributable to interest rate risk. For these hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same line item (principally interest expense) associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings. Any ineffective portion of the gain or loss on the derivative instruments is recorded in results of operations immediately. Cash flows from these instruments are classified as operating activities.

Earnings Per Share
Basic earnings per share is calculated based on income available to common stockholders and the weighted-average number of shares outstanding during the reporting period. Diluted earnings per share is calculated based on income available to common stockholders and the weighted-average number of common and potential common shares outstanding during the reporting period. Potential common shares, composed of the incremental common shares issuable upon the exercise of stock options, stock appreciation rights and unvested restricted shares, are included in the earnings per share calculation to the extent that they are dilutive.

Reclassifications
Certain prior period financial statement amounts have been reclassified to conform to the current period presentation due to the accounting treatment for discontinued operations.

Recently Issued Accounting Standards
In December 2010, the FASB issued guidance regarding the goodwill impairment test for reporting units with zero or negative carrying amounts. Under the ASC Intangibles-Goodwill and Other Topic, testing for goodwill impairment is a two-step test. When a goodwill impairment test is performed (either on an annual or interim basis), an entity must assess whether the carrying amount of a reporting unit exceeds its fair value (Step 1). If it does, an entity must perform an additional test to determine whether goodwill has been impaired and to calculate the amount of that impairment (Step 2). The new guidance modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples, which require that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. We do not expect that the adoption of this new guidance will have a material impact on our Consolidated Financial Statements.

In December 2010, the FASB issued guidance regarding disclosure of supplementary pro forma information for business combinations. This guidance specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. We do not expect this guidance to have a material impact on our consolidated financial statements.

In January 2010, the FASB issued authoritative guidance requiring new disclosures and clarifying some existing disclosure requirements about fair value measurement. Under the new guidance, a reporting entity should (a) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers, and (b) present separately information about purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. We do not expect this guidance to have a material impact on our Consolidated Financial Statements.

Management has reviewed and continues to monitor the actions of the various financial and regulatory reporting agencies and is currently not aware of any other pronouncement that could have a material impact on our consolidated financial position, results of operations or cash flows.

2. Discontinued Operations and Sale of Certain Assets

On September 1, 2010, we sold certain assets related to the *Cutex* nail polish remover brand for $4.1 million. In accordance with the Discontinued Operations Topic of the ASC, we reclassified the related assets as discontinued in the Consolidated Balance Sheet as of March 31, 2010 and reclassified the related operating results as discontinued in the Consolidated Financial Statements and related notes for all periods presented. We recognized a loss of $0.9 million on a pre-tax basis and $0.6 million net of tax related tax effects of $0.3 million on the sale in 2011. As a result of the divestiture of *Cutex*, which comprised a substantial majority of the assets in our previously reported Personal Care segment, we reclassified the remaining assets to the OTC Healthcare segment for all periods presented.

In October 2009, we sold certain assets related to the shampoo brands, which were included in our previously reported Personal Care segment. In accordance with the ASC, we reclassified the related operating results as discontinued in the Consolidated Financial Statements and related notes for all periods presented. We recognized a gain of $0.3 million on a pre-tax basis and $0.2 million net of related tax effects of $0.1 million on the sale in 2010. The total sales price for the assets was $9.0 million, subject to an inventory adjustment, with $8.0 million received upon closing. We received the remaining $1.0 million in October 2010.

The following table presents the assets related to the discontinued operations as of March 31, 2010 (in thousands):

Inventory	$	1,486
Intangible assets		4,870
Total assets of discontinued operations	$	6,356

The following table summarizes the results of discontinued operations (in thousands):

	Year Ended March 31,					
	2011		2010		2009	
Components of Income						
Revenues	$	4,027	$	14,474	$	18,369
Income (loss) from discontinued operations, net of tax		591		(112)		2,768

3. Acquisitions

Blacksmith Acquisition

On November 1, 2010, we acquired 100% of the capital stock of Blacksmith Brands Holdings, Inc. ("Blacksmith") for $190.0 million in cash, plus a working capital adjustment of $13.4 million and an additional $1.1 million was paid by us on behalf of Blacksmith for the seller's transaction costs. The working capital adjustment is among a number of items that we are challenging related to the purchase price. In connection with the Blacksmith acquisition, we acquired five leading consumer OTC brands: *Efferdent, Effergrip, PediaCare, Luden's,* and *NasalCrom*. The primary reason to acquire these brands was to expand our brand offerings and complement our existing OTC brands. The purchase price was funded by cash provided by the issuance of long term debt and additional bank borrowings, which are discussed further in Note 10 to the Consolidated Financial Statements.

The acquisition was accounted for in accordance with the Business Combinations Topic of the ASC which requires that the total cost of an acquisition be allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values at the date of acquisition.

The allocation of the purchase price to assets acquired and liabilities assumed is based on valuations which we performed to determine the fair value of such assets as of the acquisition date. The following table summarizes our allocation of the $204.5 million purchase price to the assets we acquired and liabilities we assumed in the Blacksmith acquisition:

(In thousands)		
Cash acquired	$	2,507
Accounts receivable, net		17,473
Other receivables		1,198
Income taxes receivable		5
Inventories		22,155
Prepaids and other current assets		44
Property, plant and equipment, net		226
Goodwill		43,407
Trademarks		165,346
Other long-term assets		19
Total assets acquired		252,380
Accounts payable		7,060
Accrued expenses		5,212
Income taxes payable		2,031
Deferred income taxes		33,526
Total liabilities assumed		47,829
Total purchase price	$	204,551

Transaction and other costs associated with the Blacksmith acquisition of $7.2 million are included in general and administrative expenses in our statement of operations for 2011.

We recorded goodwill based on the amount by which the purchase price exceeded the fair value of net assets acquired. The amount of goodwill deductible for tax purposes is $4.6 million.

The fair value of the trademarks is comprised of $158.0 million of non-amortizable intangible assets and $7.3 million of amortizable intangible assets. We are amortizing the purchased amortizable intangible assets on a straight-line basis over an estimated weighted average useful life of 15 years. The weighted average remaining life for amortizable intangible assets at March 31, 2011 was 14.6 years.

The operating results of Blacksmith have been included in our Consolidated Financial Statements from November 1, 2010, the date of acquisition. Revenues of the acquired operations from November 1, 2010 through March 31, 2011 were $34.8 million and the net loss was $4.8 million.

The following table provides our unaudited pro forma revenues, income from continuing operations and income from continuing operations per basic and diluted common share as if the results of Blacksmith's operations had been included in our operations commencing on October 31, 2009, the inception of Blacksmith, and based upon available information related to Blacksmith's operations. This pro forma information is not necessarily indicative either of the combined results of operations that actually would have been realized by us had the Blacksmith acquisition been consummated at the beginning of the period for which the pro forma information is presented, or of future results.

(Unaudited)	Year Ended March 31,		
(In thousands, except per share data)	2011	2010	2009
Revenues	$ 392,201	$ 322,055	$ 294,346
Income from continuing operations	30,514	27,887	(189,544)
Basic earnings per share:			
Income from continuing operations	0.61	0.56	(3.80)
Diluted earnings per share:			
Income from continuing operations	0.61	0.56	(3.80)

Dramamine Acquisition

On January 6, 2011, we acquired certain assets comprising the *Dramamine* brand in the United States. The purchase price was $77.1 million in cash, after a $0.1 million post-closing inventory adjustment and including transaction costs incurred in the acquisition of $1.2 million. The primary reason to acquire the *Dramamine* brand was to expand our brand offerings and complement our existing OTC brands. The purchase price was funded by cash on hand.

The acquisition was accounted for in accordance with the Business Combinations Topic of the ASC. Accordingly, as the *Dramamine* assets acquired do not constitute a business, as defined in the ASC, we have accounted for the transaction as an asset acquisition. The total consideration paid, including transaction costs, have been allocated to the tangible and intangible assets acquired based upon their relative fair values at the date of acquisition.

The allocation of the purchase price to assets acquired and liabilities assumed is based on valuations which we performed to determine the fair value of such assets as of the acquisition date. The following table summarizes our allocation of the $77.1 million purchase price to the assets we acquired comprising the *Dramamine* brand:

(In thousands)	
Inventories	$ 1,249
Trademark	75,866
Total purchase price	$ 77,115

The $75.9 million fair value of the acquired *Dramamine* trademark was comprised solely of non-amortizable intangible assets.

Acquisition of Wartner USA B.V.

On September 21, 2006, we acquired the ownership interests of Wartner USA B.V., the owner of the *Wartner* brand of OTC wart treatment products in the U.S. and Canada. The purchase price of the ownership interests was approximately $31.2 million, including fees and expenses of the acquisition of $0.2 million and the assumption of approximately $5.0 million of contingent payments, with an originally estimated fair value of $3.8 million, owed to the former owner of *Wartner* through 2011. In connection with these contingent payments, during 2009, we paid the former owner $4.0 million in full satisfaction of all obligations due to such former owner.

4. Accounts Receivable

Accounts receivable consist of the following (in thousands):

	March 31,			
	2011		2010	
Trade accounts receivable	$	50,333	$	35,527
Other receivables		712		1,588
		51,045		37,115
Less allowances for discounts, returns and uncollectible accounts		(6,652)		(6,494)
	$	44,393	$	30,621

5. Inventories

Inventories consist of the following (in thousands):

	March 31,			
	2011		2010	
Packaging and raw materials	$	1,287	$	1,818
Finished goods		38,464		25,858
	$	39,751	$	27,676

Inventories are carried and depicted above at the lower of cost or market, which includes a reduction of $0.6 million and $2.0 million at March 31, 2011 and 2010, respectively, related to obsolete and slow moving inventory.

6. Property and Equipment

Property and equipment consist of the following (in thousands):

	March 31,			
	2011		2010	
Machinery	$	1,215	$	1,620
Computer equipment		2,341		1,570
Furniture and fixtures		239		239
Leasehold improvements		423		418
		4,218		3,847
Accumulated depreciation		(2,774)		(2,451)
	$	1,444	$	1,396

We recorded depreciation expense of $0.7 million, $0.6 million, $0.5 million for 2011, 2010 and 2009, respectively.

7. Goodwill

The following table summarizes the changes in the carrying value of goodwill by operating segment for each of 2009, 2010 and 2011 (in thousands):

	OTC Healthcare	Household Cleaning	Consolidated
Balance – March 31, 2008			
Goodwill	$ 238,258	$ 72,549	$ 310,807
Accumulated impairment losses	(1,892)	—	(1,892)
Balance – March 31, 2008	236,366	72,549	308,915
2009 purchase price adjustments	(3,988)	—	(3,988)
2009 impairments	(125,527)	(65,160)	(190,687)
Balance – March 31, 2009			
Goodwill	234,270	72,549	306,819
Accumulated impairment losses	(127,419)	(65,160)	(192,579)
Balance – March 31, 2009	106,851	7,389	114,240
2010 impairments	(2,751)	—	(2,751)
Balance – March 31, 2010			
Goodwill	234,270	72,549	306,819
Accumulated impairment losses	(130,170)	(65,160)	(195,330)
	104,100	7,389	111,489
2011 additions	43,407	—	43,407
Balance – March 31, 2011			
Goodwill	277,677	72,549	350,226
Accumulated impairment losses	(130,170)	(65,160)	(195,330)
	$ 147,507	$ 7,389	$ 154,896

On November 1, 2010, we acquired 100% of the capital stock of Blacksmith. In connection with this acquisition, we recorded goodwill of $43.4 million based on the amount by which the purchase price exceeded the fair value of net assets acquired.

At March 31, 2011, in conjunction with the annual test for goodwill impairment, there were no indicators of impairment under the analysis. Accordingly, no impairment charge was recorded in 2011.

At March 31, 2010, in conjunction with the annual test for goodwill, we recorded an impairment charge of $2.8 million to adjust the carrying amounts of goodwill related to the *Cutex* brand to its fair value, as determined by use of a discounted cash flow methodology. The impairment was a result of distribution losses and increased competition from private label store brands. Due to the sale of *Cutex* on September 1, 2010, this impairment charge is included in the loss from discontinued operations for the year ended March 31, 2010.

At March 31, 2009, in conjunction with the annual test for goodwill impairment, we recorded an impairment charge aggregating $190.7 million to adjust the carrying amounts of goodwill related to several reporting units within the OTC Healthcare and Household Cleaning segments to their fair values as determined by use of a discounted cash flow methodology. This impairment charge is included in Impairment of goodwill and intangible assets on the Consolidated Statements of Operations for 2009. These charges were a consequence of the challenging economic environment experienced in 2009, the dislocation of the debt and equity markets, and the contracting consumer demand for certain of our product offerings.

The discounted cash flow methodology is a widely-accepted valuation technique utilized by market participants in the transaction evaluation process and has been applied consistently. We also considered our market capitalization at March 31, 2011, 2010 and 2009, as compared to the aggregate fair values of our reporting units to assess the reasonableness of our estimates pursuant to the discounted cash flow methodology. Although the impairment charges in the prior years were a result of utilizing management's best estimate of fair value, the estimates and assumptions made in assessing the fair value of the our reporting units and the valuation of the underlying assets and liabilities are inherently subject to significant uncertainties. Consequently, changing rates of interest and inflation, declining sales or margins, increases in competition, changing consumer preferences, technical advances or reductions in advertising and promotion may require additional impairments in the future.

8. Intangible Assets

A reconciliation of the activity affecting intangible assets for each of 2009, 2010 and 2011 is as follows (in thousands):

	Year Ended March 31, 2009			
	Indefinite Lived Trademarks	**Finite Lived Trademarks**	**Non Compete Agreement**	**Totals**
Gross Amount				
Balance – March 31, 2008	$ 544,963	$ 119,470	$ 196	$ 664,629
Additions	—	500	—	500
Reclassifications	—	—	—	—
Impairments	(44,787)	(13,811)	—	(58,598)
Disposals	—	—	(38)	(38)
Balance – March 31, 2009	$ 500,176	$ 106,159	$ 158	$ 606,493
Accumulated Amortization				
Balance – March 31, 2008	$ —	$ 28,377	$ 141	$ 28,518
Additions	—	8,837	39	8,876
Disposals	—	—	(38)	(38)
Balance – March 31, 2009	$ —	$ 37,214	$ 142	$ 37,356
Intangibles, net – March 31, 2009	$ 500,176	$ 68,945	$ 16	$ 569,137

	Year Ended March 31, 2010			
	Indefinite Lived Trademarks	Finite Lived Trademarks	Non Compete Agreement	Totals
Gross Amount				
Balance – March 31, 2009	$ 500,176	$ 106,159	$ 158	$ 606,493
Reclassifications	(45,605)	45,605	—	—
Disposals	—	(500)	—	(500)
Balance – March 31, 2010 (including discontinued operations)	454,571	151,264	158	605,993
Long-term assets of discontinued operations	—	(8,270)	—	(8,270)
Balance – March 31, 2010	$ 454,571	$ 142,994	$ 158	$ 597,723
Accumulated Amortization				
Balance – March 31, 2009	$ —	$ 37,214	$ 142	$ 37,356
Additions	—	9,725	16	9,741
Disposals	—	(333)	—	(333)
Balance – March 31, 2010 (including discontinued operations)	—	46,606	158	46,764
Long-term assets of discontinued operations	—	(3,400)	—	(3,400)
Balance – March 31, 2010	$ —	$ 43,206	$ 158	$ 43,364
Intangibles, net – March 31, 2010	$ 454,571	$ 99,788	$ —	$ 554,359

	Year Ended March 31, 2011			
	Indefinite Lived Trademarks	Finite Lived Trademarks	Non Compete Agreement	Totals
Gross Amount				
Balance – March 31, 2010 (including discontinued operations)	$ 454,571	$ 151,264	$ 158	$ 605,993
Additions	233,913	7,299	—	241,212
Disposals	—	(8,270)	—	(8,270)
Balance – March 31, 2011	$ 688,484	$ 150,293	$ 158	$ 838,935
Accumulated Amortization				
Balance – March 31, 2010	$ —	$ 46,606	$ 158	$ 46,764
Additions	—	9,210	—	9,210
Disposals	—	(3,400)	—	(3,400)
Balance – March 31, 2011	$ —	$ 52,416	$ 158	$ 52,574
Intangibles, net – March 31, 2011	$ 688,484	$ 97,877	—	$ 786,361

On January 6, 2011, we acquired certain assets related to the *Dramamine* brand in the United States. In connection with this acquisition, we allocated $75.9 million of the purchase price to intangible assets.

On November 1, 2010, we acquired 100% of the capital stock of Blacksmith. In connection with this acquisition, we allocated $165.3 million of the purchase price to intangible assets, which are comprised of acquired trademarks. The allocation is based on valuations performed to determine the fair value of such assets as of the acquisition date.

In a manner similar to goodwill, we completed our test for impairment of its intangible assets during the fourth quarter of 2011, 2010 and 2009. For 2011 and 2010, we did not record any impairment charge as facts and circumstances indicated that the fair values of the intangible assets for such segments exceeded their carrying values. For 2009, we recorded an impairment charge aggregating $58.6 million to the OTC Healthcare and Household Cleaning segments as facts and circumstances indicated that the carrying values of the intangible assets for such segments exceeded their fair values and may not be recoverable.

The economic events experienced during 2009, as well as our plans and projections for our brands indicated that several of such brands could no longer support indefinite useful lives. Each of the brands that incurred an impairment charge during the three month period ended March 31, 2009 was adversely affected by increased competition and the macroeconomic environment in the United States. Consequently, at April 1, 2009, management reclassified $45.6 million of previously indefinite-lived intangibles to intangibles with definite lives. Management estimates the remaining useful lives of these intangibles to be 20 years.

The carrying value as of March 31, 2009 and the annual amortization charges by operating segment of the reclassified intangibles were as follows (in thousands):

Intangible	Carrying Value as of March 31, 2009	Annual Amortization
Household Cleaning Trademarks	$ 34,888	$ 1,745
OTC Healthcare Trademarks	10,717	536
	$ 45,605	$ 2,281

The weighted average remaining life for finite-lived intangible assets at March 31, 2011 was approximately 14.5 years and the amortization expense for the year ended March 31, 2011 was $9.2 million. At March 31, 2011, finite-lived intangible assets are expected to be amortized over their estimated useful life, which ranges from a period of 3 to 30 years and the estimated amortization expense for each of the five succeeding years and periods thereafter is as follows (in thousands):

Year Ending March 31,	
2012	$ 9,409
2013	8,547
2014	7,416
2015	6,082
2016	6,082
Thereafter	60,341
	$ 97,877

9. Other Accrued Liabilities

Other accrued liabilities consist of the following (in thousands):

	March 31, 2011	March 31, 2010
Accrued marketing costs	$ 9,967	$ 3,823
Accrued payroll	7,589	5,233
Accrued commissions	408	285
Accrued income taxes	531	372
Accrued professional fees	1,953	1,089
Accrued severance	1,324	929
Accrued other	508	2
	$ 22,280	$ 11,733

10. Long-Term Debt

Long-term debt consists of the following (in thousands):

	March 31, 2011	March 31, 2010
Senior secured term loan facility ("2010 Senior Term Loan") that bears interest at the Company's option at either the prime rate plus a margin of 2.25% or LIBOR plus 3.25% with a LIBOR floor of 1.5%. At March 31, 2011, the average interest rate on the 2010 Senior Term Loan was 4.75%. Principal payments of $0.7 million are payable quarterly, with the remaining principal due on the 2010 Senior Term Loan maturity date. The 2010 Senior Term Loan matures on March 24, 2016 and is collateralized by substantially all of the Company's assets. The 2010 Senior Term Loan is unconditionally guaranteed by Prestige Brands Holdings, Inc. and its domestic wholly-owned subsidiaries, other than Prestige Brands, Inc. (the "Borrower"). Each of these guarantees is joint and several. There are no significant restrictions on the ability of any of the guarantors to obtain funds from their subsidiaries.	$ 242,000	$ 150,000
Senior unsecured notes ("2010 Senior Notes") bear interest at 8.25%, with interest only payable on April 1st and October 1st of each year. The 2010 Senior Notes mature on April 1, 2018; however, the Company may earlier redeem some or all of the 2010 Senior Notes at redemption prices set forth in the indenture governing the 2010 Senior Notes (the "Senior Notes Indenture"). The 2010 Senior Notes are unconditionally guaranteed by Prestige Brands Holdings, Inc. and its domestic wholly-owned subsidiaries other than Prestige Brands, Inc., the issuer. Each of these guarantees is joint and several. There are no significant restrictions on the ability of any of the guarantors to obtain funds from their subsidiaries.	250,000	150,000
Senior subordinated notes ("Senior Subordinated Notes") that bore interest of 9.25% which was payable on April 15th and October 15th of each year. The balance outstanding on the Senior Subordinated Notes as of March 31, 2010 was repaid in full on April 15th, 2010. The Senior Subordinated Notes were unconditionally guaranteed by Prestige Brands Holdings, Inc. and its domestic wholly-owned subsidiaries other than Prestige Brands, Inc., the issuer.	—	28,087
	492,000	328,087
Current portion of long-term debt	—	(29,587)
	492,000	298,500
Less: unamortized discount on the 2010 Senior Notes	(5,055)	(3,943)
Long-term debt, net of unamortized discount	$ 486,945	$ 294,557

On March 24, 2010, Prestige Brands, Inc. issued $150.0 million of 2010 Senior Notes, with an interest rate of 8.25% and a maturity date of April 1, 2018. On November 1, 2010, Prestige Brands, Inc. issued an additional $100.0 million of the 2010 Senior Notes. The 2010 Senior Notes issued in March and November were issued at an aggregate face value of $150.0 million and $100.0 million, respectively, with a discount to the initial purchasers of $2.2 million and a premium of $0.3 million, respectively, and net proceeds to the Company of $147.8 million and $100.3 million, respectively, yielding an 8.5% effective interest rate.

On March 24, 2010, Prestige Brands, Inc. entered into a senior secured term loan facility ("2010 Senior Term Loan") for $150.0 million, with an interest rate at LIBOR plus 3.25% with a LIBOR floor of 1.5% and a maturity date of March 24, 2016. The $150.0 million 2010 Senior Term Loan was entered into with a discount to lenders of $1.8 million and net proceeds to the Company of $148.2 million, yielding a 5.0% effective interest rate. On November 1, 2010, we, together with the Borrower and certain of our other subsidiaries, executed an Increase Joinder to our Credit Agreement dated March 24, 2010 pursuant to which the Borrower entered into an incremental term loan in the amount of $115.0 million. The incremental 2010 Senior Term Loan will also mature on March 24, 2016.

Additionally, Prestige Brands, Inc. entered into a non-amortizing senior secured revolving credit facility ("2010 Revolving Credit Facility" and, collectively with the 2010 Senior Term Loan, the "Credit Agreement") in an aggregate principal amount of up to $30.0 million. On November 1, 2010, pursuant to the Increase Joinder, the amount of the Borrower's 2010 Revolving Credit Facility was increased by $10.0 million and the Borrower had borrowing capacity under the revolving credit facility in an aggregate principal amount of up to $40.0 million. Our 2010 Revolving Credit Facility was available for maximum borrowings of $40.0 million at March 31, 2011. Except for the increase in the amount of the revolving credit facility, no other changes were made to the 2010 Revolving Credit Facility.

In connection with the financing activities of March 2010 relating to the 2010 Senior Notes, the 2010 Senior Term Loan, and the 2010 Revolving Credit Facility, we incurred $7.3 million in issuance costs, of which $6.6 million was capitalized as deferred financing costs and $0.7 million expensed. In connection with the financing activities of November 2010 relating to the 2010 Senior Notes, the 2010 Senior Term Loan, and the 2010 Revolving Credit Facility, we incurred $0.6 million in issuance costs, all of which was capitalized as deferred financing costs. The deferred financing costs are being amortized over the terms of the related loan and notes.

On March 24, 2010, we retired our existing Senior Secured Term Loan facility with an original maturity date of April 6, 2011. In addition, on March 24, 2010, we repaid a portion and, on April 15, 2010, redeemed in full the remaining outstanding indebtedness under our previously outstanding Senior Subordinated Notes due in 2012, which bore interest at 9.25% with a maturity date of April 15, 2012. In connection with the refinancing, we recognized a $0.3 million loss on the extinguishment of debt for 2011.

The 2010 Senior Notes are senior unsecured obligations of the Company and are guaranteed on a senior unsecured basis. The 2010 Senior Notes are effectively junior in right of payment to all existing and future secured obligations of the Company, equal in right of payment with all existing and future senior unsecured indebtedness of the Company, and senior in right of payment to all future subordinated debt of the Company.

At any time prior to April 1, 2014, we may redeem the 2010 Senior Notes in whole or in part at a redemption price equal to 100% of the principal amount of the notes redeemed, plus a "make-whole premium" calculated as set forth in the Senior Notes Indenture, together with accrued and unpaid interest, if any, to the date of redemption. We may redeem the 2010 Senior Notes in whole or in part at any time on or after the 12-month period beginning April 1, 2014 at a redemption price of 104.125% of the principal amount thereof, at a redemption price of 102.063% of the principal amount thereof if the redemption occurs during the 12-month period beginning on April 1, 2015, and at a redemption price of 100% of the principal amount thereof if the redemption occurs on and after April 1, 2016, in each case, plus accrued and unpaid interest, if any, to the redemption date. In addition, prior to April 1, 2013, with the net cash proceeds from certain equity offerings, we may redeem up to 35% in aggregate principal amount of the 2010 Senior Notes at a redemption price of 108.250% of the principal amount of the 2010 Senior Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date.

The Credit Agreement contains various financial covenants, including provisions that require us to maintain certain leverage and interest coverage ratios and not to exceed annual capital expenditures of $3.0 million. The Credit Agreement and the Senior Notes Indenture also contain provisions that restrict us from undertaking specified corporate actions, such as asset dispositions, acquisitions, dividend payments, repurchases of common shares outstanding, changes of control, incurrences of indebtedness, creation of liens, making of loans and transactions with affiliates. Additionally, the Credit Agreement and the Senior Notes Indenture contain cross-default provisions whereby a default pursuant to the terms and conditions of certain indebtedness will cause a default on the remaining indebtedness under the Credit Agreement and the Senior Notes Indenture. At March 31, 2011, we were in compliance with the covenants under our long-term indebtedness.

In March 2011, we made a $17.5 million unscheduled principal payment toward the 2010 Senior Term Loan. In accordance with the agreement governing the 2010 Senior Term Loan, such payment was applied against the first four required principal payments, and any additional principal payment is applied ratably toward the remaining required principal payments. As such, we do not have a required principal payment in 2012.

Future principal payments required in accordance with the terms of the Credit Agreement and the Senior Notes Indenture are as follows (in thousands):

Year Ending March 31,		
2012	$	—
2013		1,241
2014		2,482
2015		2,482
2016		235,795
Thereafter		250,000
	$	492,000

11. Fair Value Measurements

As we deem appropriate, we may from time to time utilize derivative financial instruments to mitigate the impact of changing interest rates associated with our long-term debt obligations or other derivative financial instruments. While we have utilized derivative financial instruments in the past, we did not have any derivative financial instruments outstanding at March 31, 2011 or 2010. We recorded a charge to interest expense of $2.9 million during 2010 and $0.5 million during 2009 in connection with an interest rate swap agreement. We have not entered into derivative financial instruments for trading purposes; all of our derivatives were over-the-counter instruments with liquid markets. The notional, or contractual, amount of our derivative financial instruments were used to measure the amount of interest to be paid or received and did not represent an actual liability. These interest rate cap and swap agreements were accounted for as cash flow hedges.

For certain of our financial instruments, including cash, accounts receivable, accounts payable and other current liabilities, the carrying amounts approximate their respective fair values due to the relatively short maturity of these amounts.

At March 31, 2011 and March 31, 2010, the carrying value of the 2010 Senior Term Loan was $242.0 million and $150.0 million, respectively. The terms of the facility provide that the interest rate is adjusted, at our option, on either a monthly or quarterly basis, to the prime rate plus a margin of 2.25% or LIBOR, with a floor of 1.50%, plus a margin of 3.25%. The market value of our 2010 Senior Term Loan was approximately $243.4 million and $150.8 million at March 31, 2011 and March 31, 2010, respectively.

At March 31, 2011 and March 31, 2010, the carrying value of our 2010 Senior Notes was $250.0 million and $150.0 million, respectively. The market value of these notes was approximately $264.4 million and $152.3 million at March 31, 2011 and March 31, 2010, respectively. The market values have been determined from market transactions in our debt securities. Also at March 31, 2010, we maintained a residual balance of $28.1 million relating to the Senior Subordinated Notes, all of which was redeemed on April 15, 2010 at par value plus any accrued and unpaid interest.

12. Stockholders' Equity

We are authorized to issue 250.0 million shares of common stock, $0.01 par value per share, and 5.0 million shares of preferred stock, $0.01 par value per share. The Board of Directors may direct the issuance of the undesignated preferred stock in one or more series and determine preferences, privileges and restrictions thereof.

Each share of common stock has the right to one vote on all matters submitted to a vote of stockholders. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of

Directors, subject to prior rights of holders of all classes of stock outstanding having priority rights as to dividends. No dividends have been declared or paid on our common stock through March 31, 2011.

During 2011, 2010 and 2009, we repurchased 36, zero and 65 shares, respectively, of restricted common stock from current and former employees pursuant to the provisions of the various employee stock purchase agreements. The purchases were at an average price of $9.81 per share for 2011 and $0.24 per share for 2009. All of such shares have been recorded as treasury stock.

13. Earnings Per Share

Basic earnings per share is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options, restricted stock awards, and restricted stock units. The components of basic and diluted earnings per share are as follows (in thousands, except per share data):

	Year Ended March 31,		
	2011	2010	2009
Numerator			
Income (loss) from continuing operations	$ 29,179	$ 32,070	$ (189,544)
Income from discontinued operations and gain on sale of discontinued operations	41	45	2,768
Net income (loss)	$ 29,220	$ 32,115	$ (186,776)
Denominator			
Denominator for basic earnings per share- weighted average shares	50,081	50,013	49,935
Dilutive effect of unvested restricted common stock (including restricted stock units), options and stock appreciation rights issued to employees and directors	257	72	—
Denominator for diluted earnings per share	50,338	50,085	49,935
Earnings per Common Share:			
Basic earnings (loss) per share from continuing operations	$ 0.58	$ 0.64	$ (3.80)
Basic earnings per share from discontinued operations and gain on sale of discontinued operations	—	—	0.06
Basic net earnings (loss) per share	$ 0.58	$ 0.64	$ (3.74)
Diluted earnings (loss) per share from continuing operations	$ 0.58	$ 0.64	$ (3.80)
Diluted earnings per share from discontinued operations and gain on sale of discontinued operations	—	—	0.06
Diluted net earnings (loss) per share	$ 0.58	$ 0.64	$ (3.74)

At March 31, 2011, 2010 and 2009, there were zero, 0.1 million and 0.2 million shares of restricted stock awards that have been excluded from the computation of basic earnings per share as these awards were subject to contingencies that were not met as of the end of each respective period. Additionally, for 2011, 2010 and 2009 there were 0.5 million, 1.3 million and 0.7 million shares attributable to outstanding stock-based awards that were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

14. Share-Based Compensation

In connection with our initial public offering, the Board of Directors adopted the 2005 Long-Term Equity Incentive Plan (the "Plan") which provides for the grant, to a maximum of 5.0 million shares, of restricted stock, stock options, restricted stock units, deferred stock units and other equity-based awards. Directors, officers and other employees of the Company and its subsidiaries, as well as others performing services for the Company, are eligible for grants under the Plan.

During 2011, pre-tax share-based compensation costs charged against income and the related income tax benefit recognized was $3.6 million and $1.4 million, respectively. During the year management determined that performance goals associated with the grants of stock to management and employees in May 2008 were met and recorded stock compensation costs accordingly. No prior compensation costs were required to be reversed.

During 2010, pre-tax share-based compensation costs charged against income and the related income tax benefit recognized was $2.1 million and $0.8 million, respectively. During the year management determined that performance goals associated with the grants of stock to management and employees in May 2008 were met and recorded stock compensation costs accordingly. No prior compensation costs were required to be reversed.

During 2009, pre-tax share-based compensation costs charged against income and the related income tax benefit recognized were $2.4 million and $0.9 million, respectively. During the year management determined that the Company would not meet the performance goals associated with the grants of stock to management and employees in May 2007 and 2008 (with respect to the shares that could have been earned based on the Company's performance in 2009). Therefore, management reversed previously recorded stock compensation costs of $0.7 million and $0.2 million related to the May 2007 and May 2008 grants, respectively.

Restricted Shares

Restricted shares granted to employees under the Plan generally vest in 3 to 5 years, contingent on the attainment of certain performance goals of the Company, including revenue and earnings before income taxes, depreciation and amortization targets, or the attainment of certain time vesting thresholds. The restricted share awards provide for accelerated vesting if there is a change of control, as defined in the plan or document pursuant to which the awards were made. The grant-date fair value of restricted shares is determined using the closing price of our common stock on the day preceding the grant date. The weighted-average grant-date fair value during 2011, 2010 and 2009 was $8.99, $7.09 and $10.85, respectively.

A summary of the Company's restricted shares granted under the Plan is presented below:

Nonvested Shares	Shares (in thousands)	Weighted-Average Grant-Date Fair Value
Nonvested at March 31, 2008	484.7	$ 11.78
Granted	303.5	10.85
Vested	(29.9)	10.88
Forfeited	(415.9)	11.55
Nonvested at March 31, 2009	342.4	11.31
Granted	171.6	7.09
Vested	(47.8)	10.97
Forfeited	(179.1)	11.28
Nonvested at March 31, 2010	287.1	8.86
Granted	125.0	8.99
Vested	(88.2)	9.63
Forfeited	(48.5)	10.10
Vested and nonvested at March 31, 2011	275.4	8.46
Vested at March 31, 2011	29.2	6.84

Options

The Plan provides that the exercise price of the option granted shall be no less than the fair market value of our common stock on the date the option is granted. Options granted have a term of no greater than 10 years from the date of grant and vest in accordance with a schedule determined at the time the option is granted, generally 3 to 5 years. The option awards provide for accelerated vesting in the event of a change in control.

The fair value of each option award is estimated on the date of grant using the Black-Scholes Option Pricing Model ("Black-Scholes Model") that uses the assumptions noted in the following table. Expected volatilities are based on the historical volatility of our common stock and other factors, including the historical volatilities of comparable companies. We use appropriate historical data, as well as current data, to estimate option exercise and employee termination behaviors. Employees that are expected to exhibit similar exercise or termination behaviors are grouped together for the purposes of valuation. The expected terms of the options granted are derived from management's estimates and consideration of information derived from the public filings of companies similar to us and represent the period of time that options granted are expected to be outstanding. The risk-free rate represents the yield on U.S. Treasury bonds with a maturity equal to the expected term of the granted option. The weighted-average grant-date fair value of the options granted during 2011, 2010 and 2009 were $9.26, $3.64 and $5.04, respectively.

	Year Ended March 31,	
	2011	2010
Expected volatility	52.8%	45.6%
Expected dividends	—	—
Expected term in years	7.0	7.0
Risk-free rate	3.2%	2.8%

A summary of option activity under the Plan is as follows:

Options	Shares (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at March 31, 2008	253.5	$ 12.86		
Granted	413.2	10.91		
Exercised	—	—		
Forfeited or expired	(4.1)	11.83		
Outstanding at March 31, 2009	662.6	11.65		
Granted	1,125.0	7.16		
Exercised	—	—		
Forfeited or expired	(203.4)	11.34		
Outstanding at March 31, 2010	1,584.2	8.50		
Granted	418.6	9.26		
Exercised	(33.8)	9.79		
Forfeited or expired	(347.5)	10.74		
Outstanding at March 31, 2011	1,621.5	8.19	7.9	$ 5,519
Exercisable at March 31, 2011	663.8	$ 8.66	7.0	2,032

The total intrinsic value of options exercised during 2011 was less than $0.1 million. The total intrinsic value at March 31, 2011 for options granted during 2011 was $944.7 million. The weighted average fair value per option at the grant date was $4.91 for 2011.

At March 31, 2011, there were $3.0 million of unrecognized compensation costs related to nonvested share-based compensation arrangements under the Plan based on management's estimate of the shares that will ultimately vest. We expect to recognize such costs over a weighted average period of 1.2 years. However, certain of the restricted shares vest upon the attainment of Company performance goals and if such goals are not met, no compensation costs would ultimately be recognized and any previously recognized compensation cost would be reversed. The total fair value of options and restricted shares vested during 2011, 2010 and 2009, was $2.3 million, $0.5 million and $0.3 million, respectively. Cash received from the exercise of stock options was $0.3 million during 2011 and we realized $0.2 million in tax benefits for the tax deductions resulting from option exercises. There were no options exercised during 2010 or 2009 and therefore, we did not realize any tax benefits during these periods associated with option exercises. At March 31, 2011, there were 2.9 million shares available for issuance under the Plan.

15. Income Taxes

The provision (benefit) for income taxes from continuing operations consists of the following (in thousands):

	Year Ended March 31,		
	2011	2010	2009
Current			
Federal	$ 8,793	$ 10,837	$ 8,264
State	1,496	1,492	1,130
Foreign	522	415	218
Deferred			
Federal	7,211	6,418	(18,077)
State	1,327	1,502	(2,411)
Total provision (benefit) for income taxes from continuing operations	$ 19,349	$ 20,664	$ (10,876)

The principal components of our deferred tax balances are as follows (in thousands):

	March 31, 2011	March 31, 2010
Deferred Tax Assets		
Allowance for doubtful accounts and sales returns	$ 2,701	$ 2,670
Inventory capitalization	812	644
Inventory reserves	260	806
Net operating loss carryforwards	579	663
Property and equipment	—	20
State income taxes	7,089	4,964
Accrued liabilities	1,768	502
Stock compensation	3,003	1,938
Other	136	—
Total deferred tax assets	16,348	12,207
Deferred Tax Liabilities		
Property and equipment	(65)	—
Intangible assets	(164,924)	(117,998)
Total deferred tax liabilities	(164,989)	(117,998)
Net deferred tax liability	$ (148,641)	$ (105,791)

At March 31, 2011, a wholly-owned subsidiary of the Company had a net operating loss carryforward of approximately $1.7 million which may be used to offset future taxable income of the consolidated group and begins to expire in 2020. The net operating loss carryforward is subject to an annual limitation as to usage under Internal Revenue Code Section 382 of approximately $0.2 million.

A reconciliation of the effective tax rate compared to the statutory U.S. Federal tax rate is as follows:

(In thousands)	Year Ended March 31, 2011	%	2010	%	2009	%
Income tax provision (benefit) at statutory rate	$ 17,008	35.0	$ 19,069	35.0	$ (68,586)	(35.0)
Foreign tax (benefit) provision	(42)	(0.1)	(36)	(0.1)	83	—
State income taxes, net of federal income tax benefit	1,615	3.3	1,662	3.1	(5,467)	(2.8)
Increase in net deferred tax liability resulting from an increase in the effective state tax rate	302	0.6	597	1.1	—	—
Goodwill	—	—	1,039	1.9	64,770	33.1
Transaction costs	367	0.8	—	—	—	—
Other	124	0.3	39	0.1	14	—
Total provision (benefit) for income taxes	19,374	39.9	22,370	41.1	(9,186)	(4.7)
Amount included in discontinued operations	25	38.2	1,706	97.5	1,690	37.9
Provision (benefit) for income taxes from continuing operations	$ 19,349	39.9	$ 20,664	39.2	$ (10,876)	(5.4)

Uncertain tax liability activity is as follows:

(In thousands)	2011	2010
Balance – beginning of year	$ 315	225
Additions based on tax positions related to the current year	141	90
Balance – end of year	$ 456	$ 315

We recognize interest and penalties related to uncertain tax positions as a component of income tax expense. We did not incur any material interest or penalties related to income taxes in any of the periods presented. We do not anticipate any events or circumstances that would cause a significant change to these uncertainties during the ensuing year. We are subject to taxation in the United States and various state and foreign jurisdictions and we are generally open to examination from the year ended March 31, 2008 forward.

16. Commitments and Contingencies

San Francisco Technology Inc. Litigation

On April 5, 2010, Medtech Products Inc. ("Medtech"), a wholly-owned subsidiary of the Company, was served with a Complaint filed by San Francisco Technology Inc. ("SFT") in the U.S. District Court for the Northern District of California, San Jose Division (the "California Court"). In the Complaint, SFT asserted a qui tam action against Medtech alleging false patent markings with the intent to deceive the public regarding Medtech's two *Dermoplast* products. Medtech filed a Motion to Dismiss or Stay and a Motion to Sever and Transfer Venue to the U.S. District Court for the Southern District of New York (the "New York Court"). On July 19, 2010, the California Court severed the action as to each and every separate defendant (including Medtech) and transferred the action against Medtech to the New York Court. On October 25, 2010, Medtech filed with the New York Court a Motion to Dismiss, or in the Alternative, to Stay, the action brought by SFT. A decision by the New York Court regarding Medtech's Motion to Dismiss, or in the Alternative Stay is still pending.

Trutek Arbitration

On November 1, 2010, Trutek Corp. ("Trutek") commenced an arbitration proceeding against Prestige Brands, Inc. ("Prestige Brands"), a wholly-owned subsidiary of the Company, in which Trutek alleged that Prestige Brands breached certain terms of a license agreement between Trutek and Prestige Brands providing for the license of certain intellectual property by Trutek to Prestige Brands for an allergy relief product. Prestige Brands has denied Trutek's allegations of breach of the license agreement. Discovery in the arbitration is ongoing and a hearing is scheduled to occur in October 2011.

In addition to the matters described above, we are involved from time to time in other routine legal matters and other claims incidental to our business. We review outstanding claims and proceedings internally and with external counsel as necessary to assess probability and amount of potential loss. These assessments are re-evaluated at each reporting period and as new information becomes available to determine whether a reserve should be established or if any existing reserve should be adjusted. The actual cost of resolving a claim or proceeding ultimately may be substantially different than the amount of the recorded reserve. In addition, because it is not permissible under GAAP to establish a litigation reserve until the loss is both probable and estimable, in some cases there may be insufficient time to establish a reserve prior to the actual incurrence of the loss (upon verdict and judgment at trial, for example, or in the case of a quickly negotiated settlement). We believe the resolution of routine matters and other incidental claims, taking into account reserves and insurance, will not have a material adverse effect on our business, financial condition or results from operations.

Lease Commitments

We have operating leases for office facilities and equipment in New York and Wyoming, which expire at various dates through 2014.

The following summarizes future minimum lease payments for our operating leases (in thousands):

	Facilities	Equipment	Total
Year Ending March 31,			
2012	$ 935	$ 78	$ 1,013
2013	976	44	1,020
2014	640	21	661
2015	50	—	50
2016	—	—	—
	$ 2,601	$ 143	$ 2,744

Rent expense was $0.8 million for each of 2011 and 2010 and was $0.6 million in 2009.

Purchase Commitments
We have entered into a 10 year supply agreement for the exclusive manufacture of a portion of one of our Household Cleaning products. Although we are committed under the supply agreement to pay the minimum amounts set forth in the table below, the total commitment is less than 10 percent of the estimated purchases that are expected to be made during the course of the supply agreement.

(In thousands)	
Year Ending March 31,	
2012	$ 1,166
2013	1,136
2014	1,105
2015	1,074
2016	1,044
Thereafter	2,635
	$ 8,160

17. Concentrations of Risk

Our sales are concentrated in the areas of OTC Healthcare and Household Cleaning products. We sell our products to mass merchandisers, food and drug accounts, and dollar and club stores. During 2011, 2010 and 2009, approximately 57.4%, 64.3% and 62.6%, respectively, of our total sales were derived from our four major brands. During 2011, 2010 and 2009, approximately 20.3%, 24.4% and 25.5%, respectively, of our sales were made to one customer. At March 31, 2011, approximately 19.7% of accounts receivable were owed by the same customer.

We manage product distribution in the continental United States through a third-party distribution center in St. Louis, Missouri. A serious disruption, such as a flood or fire, to the main distribution center could damage our inventories and could materially impair our ability to distribute our products to customers in a timely manner or at a reasonable cost. We could incur significantly higher costs and experience longer lead times associated with the distribution of our products to our customers during the time that it takes us to reopen or replace our distribution center. As a result, any such disruption could have a material adverse affect on our sales and profitability.

At March 31, 2011, we had relationships with over 40 third-party manufacturers. Of those, we had long-term contracts with 11 manufacturers that produced items that accounted for approximately 52.9% of our gross sales for each of 2011 and 2010. The fact that we do not have long-term contracts with certain manufacturers means that they could cease manufacturing these products at any time and for any reason, or initiate arbitrary and costly price increases which could have a material adverse effect on our business, financial condition and results from operations.

18. Business Segments

Segment information has been prepared in accordance with Segment Reporting Topic of the FASB ASC. As described in Note 2, on September 1, 2010, we sold certain assets related to the *Cutex* nail polish remover brand included in our previously reported Personal Care segment to an unrelated third-party. The assets sold comprised a substantial majority of the assets in our previously reported Personal Care segment. The remaining assets and revenues generated do not constitute a reportable segment under the Segment Reporting Topic of the FASB ASC. Therefore, we reclassified the remaining assets and results to the OTC Healthcare segment for all periods presented. Our current operating and reportable segments consist of (i) OTC Healthcare and (ii) Household Cleaning.

There were no inter-segment sales or transfers during any of the periods presented. We evaluate the performance of our operating segments and allocate resources to them based primarily on contribution margin.

The table below summarizes information about our operating and reportable segments.

	Year Ended March 31, 2011		
	OTC Healthcare	Household Cleaning	Consolidated
(In thousands)			
Net sales	$ 234,042	$ 99,673	$ 333,715
Other revenues	543	2,252	2,795
Total revenues	234,585	101,925	336,510
Cost of sales	97,710	67,922	165,632
Gross profit	136,875	34,003	170,878
Advertising and promotion	36,752	6,145	42,897
Contribution margin	$ 100,123	$ 27,858	127,981
Other operating expenses			51,836
Operating income			76,145
Other expenses			27,617
Provision for income taxes			19,349
Income from continuing operations			29,179
Income from discontinued operations, net of income tax			591
Loss on sale of discontinued operations, net of income tax benefit			(550)
Net income			$ 29,220

(In thousands)	Year Ended March 31, 2010		
	OTC Healthcare	Household Cleaning	Consolidated
Net sales	$ 178,755	$ 108,797	$ 287,552
Other revenues	3,151	1,899	5,050
Total revenues	181,906	110,696	292,602
Cost of sales	67,040	72,118	139,158
Gross profit	114,866	38,578	153,444
Advertising and promotion	24,264	6,659	30,923
Contribution margin	$ 90,602	$ 31,919	122,521
Other operating expenses			44,196
Operating income			78,325
Other expenses			25,591
Provision for income taxes			20,664
Income from continuing operations			32,070
Loss from discontinued operations, net of income tax benefit			(112)
Gain on sale of discontinued operations, net of income tax			157
Net income			$ 32,115

(In thousands)	Year Ended March 31, 2009		
	OTC Healthcare	Household Cleaning	Consolidated
Net sales	$ 178,234	$ 113,923	$ 292,157
Other revenues	97	2,092	2,189
Total revenues	178,331	116,015	294,346
Cost of sales	64,452	74,457	138,909
Gross profit	113,879	41,558	155,437
Advertising and promotion	29,751	7,625	37,376
Contribution margin	$ 84,128	$ 33,933	118,061
Other operating expenses			40,760
Impairment of goodwill and intangibles			249,285
Operating loss			(171,984)
Other expenses			28,436
Income tax benefit			(10,876)
Loss from continuing operations			(189,544)
Income from discontinued operations, net of income tax			2,768
Net loss			$ (186,776)

During 2011, 2010 and 2009, approximately 95.8%, 95.7% and 96.4%, respectively of our sales were made to customers in the United States and Canada. Other than the United States, no individual geographical area accounted for more than 10% of net sales in any of the periods presented. At March 31, 2011, substantially all of our long-term assets were located in the United States of America and have been allocated to the operating segments as follows:

(In thousands)	OTC Healthcare	Household Cleaning	Consolidated
Goodwill	$ 147,507	$ 7,389	$ 154,896
Intangible assets			
Indefinite-lived	568,664	119,820	688,484
Finite-lived	66,477	31,400	97,877
	635,141	151,220	786,361
	$ 782,648	$ 158,609	$ 941,257

19. Unaudited Quarterly Financial Information

Unaudited quarterly financial information for 2011 and 2010 is as follows:

Year Ended March 31, 2011

(In thousands, except for per share data)	Quarterly Period Ended			
	June 30, 2010	**September 30, 2010**	**December 31, 2010**	**March 31, 2011**
Total revenues	$ 71,236	$ 78,303	$ 90,608	$ 96,363
Cost of sales	33,265	35,713	46,596	50,058
Gross profit	37,971	42,590	44,012	46,305
Operating expenses				
Advertising and promotion	7,486	8,240	13,049	14,122
General and administrative	7,414	8,101	15,426	11,019
Depreciation and amortization	2,410	2,413	2,513	2,540
	17,310	18,754	30,988	27,681
Operating income	20,661	23,836	13,024	18,624
Net interest expense	5,461	5,373	7,674	8,809
Loss on extinguishment of debt	300	—	—	—
Income from continuing operations before income taxes	14,900	18,463	5,350	9,815
Provision for income taxes	5,691	7,053	3,204	3,401
Income from continuing operations	9,209	11,410	2,146	6,414
Discontinued Operations				
Income from discontinued operations, net of income tax	397	162	32	—
Gain on sale of discontinued operations, net of income tax	—	(550)	—	—
Net income	$ 9,606	$ 11,022	$ 2,178	$ 6,414
Basic earnings per share:				
Income from continuing operations	$ 0.18	$ 0.23	$ 0.04	$ 0.13
Income (loss) from discontinued operations and gain (loss) from sale of discontinued operations	0.01	(0.01)	—	—
Net income	$ 0.19	$ 0.22	$ 0.04	$ 0.13
Diluted earnings per share:				
Income from continuing operations	$ 0.18	$ 0.23	$ 0.04	$ 0.13
Income (loss) from discontinued operations and gain (loss) from sale of discontinued operations	0.01	(0.01)	—	—
Net income	$ 0.19	$ 0.22	$ 0.04	$ 0.13
Weighted average shares outstanding:				
Basic	50,038	50,053	50,085	50,129
Diluted	50,105	50,141	50,533	50,555

Year Ended March 31, 2010

(In thousands, except for per share data)	Quarterly Period Ended			
	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010
Total revenues	$ 68,114	$ 80,729	$ 73,818	$ 69,941
Cost of sales	31,591	37,936	34,647	34,984
Gross profit	36,523	42,793	39,171	34,957
Operating expenses				
Advertising and promotion	8,667	9,675	6,037	6,544
General and administrative	8,195	10,481	7,411	8,108
Depreciation and amortization	2,207	2,703	2,458	2,633
	19,069	22,859	15,906	17,285
Operating income	17,454	19,934	23,265	17,672
Net interest expense	5,653	5,642	5,558	6,082
Loss on extinguishment of debt	—	—	—	2,656
Income from continuing operations before income taxes	11,801	14,292	17,707	8,934
Provision for income taxes	4,472	5,417	7,642	3,133
Income from continuing operations	7,329	8,875	10,065	5,801
Discontinued Operations				
Income (loss) from discontinued operations, net of income tax	996	1,048	358	(2,514)
Gain on sale of discontinued operations, net of income tax	—	—	157	—
Net income	$ 8,325	$ 9,923	$ 10,580	$ 3,287
Basic earnings per share:				
Income from continuing operations	$ 0.15	$ 0.18	$ 0.20	$ 0.12
Income (loss) and from discontinued operations and gain (loss) from sale of discontinued operations	0.02	0.02	0.01	(0.05)
Net income	$ 0.17	$ 0.20	$ 0.21	$ 0.07
Diluted earnings per share:				
Income from continuing operations	$ 0.15	$ 0.18	$ 0.20	$ 0.12
Income (loss) and from discontinued operations and gain (loss) from sale of discontinued operations	0.02	0.02	0.01	(0.05)
Net income	$ 0.17	$ 0.20	$ 0.21	$ 0.07
Weighted average shares outstanding:				
Basic	49,982	50,012	50,030	50,030
Diluted	50,095	50,055	50,074	50,105

20. Condensed Consolidating Financial Statements

As described in Note 10, we, together with certain of our wholly-owned subsidiaries, have fully and unconditionally guaranteed, on a joint and several basis, the obligations of Prestige Brands, Inc. (a wholly-owned subsidiary of the Company) set forth in the Senior Notes Indenture, including, without limitation, the obligation to pay principal and interest with respect to the 2010 Senior Notes. The wholly-owned subsidiaries of the Company which have guaranteed the 2010 Senior Notes are as follows: Prestige Personal Care Holdings, Inc., Prestige Personal Care, Inc., Prestige Services Corp., Prestige Brands Holdings, Inc. (a Virginia corporation), Prestige Brands International, Inc., Medtech Holdings, Inc., Medtech Products Inc., The Cutex Company, The Denorex Company, The Spic and Span Company and Blacksmith Brands, Inc. (collectively, the "Subsidiary Guarantors"). A significant portion of our operating income and cash flow is generated by our subsidiaries. As a result, funds necessary to meet Prestige Brands, Inc.'s debt service obligations are provided in part by distributions or advances from the Company's subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of the Company's subsidiaries, could limit Prestige Brands, Inc.'s ability to obtain cash from our subsidiaries for the purpose of meeting its debt service obligations, including the payment of principal and interest on the 2010 Senior Notes. Although holders of the 2010 Senior Notes will be direct creditors of the guarantors of the 2010 Senior Notes by virtue of the guarantees, we have indirect subsidiaries located primarily in the United Kingdom and in the Netherlands (collectively, the "Non-Guarantor Subsidiaries") that have not guaranteed the 2010 Senior Notes, and such subsidiaries will not be obligated with respect to the 2010 Senior Notes. As a result, the claims of creditors of the Non-Guarantor Subsidiaries will effectively have priority with respect to the assets and earnings of such companies over the claims of the holders of the 2010 Senior Notes.

Presented below are supplemental condensed consolidating balance sheets as of March 31, 2011 and 2010 and condensed consolidating statements of operations and cash flows for each year in the three year period ended March 31, 2011. Such consolidating information includes separate columns for:

a) Prestige Brands Holdings, Inc., the parent,
b) Prestige Brands, Inc., the issuer,
c) Combined Subsidiary Guarantors,
d) Combined Non-Guarantor Subsidiaries, and
e) Elimination entries necessary to consolidate the Company and all of its subsidiaries.

The condensed consolidating financial statements are presented using the equity method of accounting for investments in wholly-owned subsidiaries. Under the equity method, the investments in subsidiaries are recorded at cost and adjusted for our share of the subsidiaries' cumulative results of operations, capital contributions, distributions and other equity changes. The elimination entries principally eliminate investments in subsidiaries and intercompany balances and transactions. The financial information in this footnote should be read in conjunction with the Consolidated Financial Statements presented and other notes related thereto contained in this Annual Report on Form 10-K for the fiscal year ended March 31, 2011.

Condensed Consolidating Statement of Operations
Year Ended March 31, 2011

(In thousands)	Prestige Brands Holdings, Inc.	Prestige Brands, Inc., the issuer	Combined Subsidiary Guarantors	Combined Non-guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$ —	$ 230,302	$ 99,672	$ 3,741	$ —	$ 333,715
Other revenues	—	542	2,253	1,666	(1,666)	2,795
Total Revenues	—	230,844	101,925	5,407	(1,666)	336,510
Cost of Sales						
Cost of sales (exclusive of depreciation)	—	97,872	67,923	1,503	(1,666)	165,632
Gross profit	—	132,972	34,002	3,904	—	170,878
Advertising and promotion	—	35,259	6,145	1,493	—	42,897
General and administrative	(298)	30,899	11,289	70	—	41,960
Depreciation and amortization	486	7,473	1,848	69	—	9,876
Total operating expenses	188	73,631	19,282	1,632	—	94,733
Operating income (loss)	(188)	59,341	14,720	2,272	—	76,145
Other (income) expense						
Interest income	(51,909)	(9,116)	—	(189)	61,213	(1)
Interest expense	—	74,409	14,118	4	(61,213)	27,318
Loss on extinguishment of debt	—	300	—	—	—	300
Equity in income of subsidiaries	1,875	—	—	—	(1,875)	—
Total other (income) expense	(50,034)	65,593	14,118	(185)	(1,875)	27,617
Income (loss) from continuing operations before income taxes	49,846	(6,252)	602	2,457	1,875	48,528
Provision (benefit) for income taxes	20,626	(2,081)	274	530	—	19,349
Income (loss) from continuing operations	29,220	(4,171)	328	1,927	1,875	29,179
Discontinued operations						
Income (loss) from discontinued operations, net of income tax	—	578	13	—	—	591
Loss on sale of discontinued operations, net of income tax benefit	—	(550)	—	—	—	(550)
Net income (loss)	$ 29,220	$ (4,143)	$ 341	$ 1,927	$ 1,875	$ 29,220

Condensed Consolidating Statement of Operations
Year Ended March 31, 2010

(In thousands)	Prestige Brands Holdings, Inc.	Prestige Brands, Inc., the issuer	Combined Subsidiary Guarantors	Combined Non-guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$ —	$ 175,203	$ 108,797	$ 3,552	$ —	$ 287,552
Other revenues	—	3,150	1,900	1,297	(1,297)	5,050
Total Revenues	—	178,353	110,697	4,849	(1,297)	292,602
Cost of Sales						
Cost of sales (exclusive of depreciation)	—	66,882	72,119	1,454	(1,297)	139,158
Gross profit	—	111,471	38,578	3,395	—	153,444
Advertising and promotion	—	22,867	6,659	1,397	—	30,923
General and administrative	533	20,840	12,445	377	—	34,195
Depreciation and amortization	384	7,657	1,889	71	—	10,001
Total operating expenses (income)	917	51,364	20,993	1,845	—	75,119
Operating income (loss)	(917)	60,107	17,585	1,550	—	78,325
Other (income) expense						
Interest income	(52,265)	(9,246)	—	(123)	61,633	(1)
Interest expense	—	70,344	14,215	10	(61,633)	22,936
Loss on extinguishment of debt	—	2,656	—	—	—	2,656
Equity in income of subsidiaries	(808)	—	—	—	808	—
Total other (income) expense	(53,073)	63,754	14,215	(113)	808	25,591
Income (loss) from continuing operations before income taxes	52,156	(3,647)	3,370	1,663	(808)	52,734
Provision (benefit) for income taxes	20,041	(1,266)	1,480	409	—	20,664
Income (loss) from continuing operations	32,115	(2,381)	1,890	1,254	(808)	32,070
Discontinued operations						
Income/(loss) from discontinued operations, net of income tax/(benefit)	—	(368)	256	—	—	(112)
Gain/(loss) on sale of discontinued operations, net of income tax/(benefit)	—	787	(630)	—	—	157
Net income (loss)	$ 32,115	$ (1,962)	$ 1,516	$ 1,254	$ (808)	$ 32,115

Condensed Consolidating Statement of Operations
Year Ended March 31, 2009

(In thousands)	Prestige Brands Holdings, Inc.	Prestige Brands, Inc., the issuer	Combined Subsidiary Guarantors	Combined Non-guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$ —	$ 174,993	$ 113,923	$ 3,241	$ —	$ 292,157
Other revenues	—	55	2,093	1,639	(1,598)	2,189
Total Revenues	—	175,048	116,016	4,880	(1,598)	294,346
Cost of Sales						
Cost of sales (exclusive of depreciation)	—	64,805	74,457	1,245	(1,598)	138,909
Gross profit	—	110,243	41,559	3,635	—	155,437
Advertising and promotion	—	28,423	7,625	1,328	—	37,376
General and administrative	(34)	19,348	11,614	960	—	31,888
Depreciation and amortization	297	8,359	152	64	—	8,872
Impairment of goodwill and intangible assets	—	167,941	81,344	—	—	249,285
Total operating expenses	263	224,071	100,735	2,352	—	327,421
Operating income (loss)	(263)	(113,828)	(59,176)	1,283	—	(171,984)
Other (income) expense						
Interest income	(52,751)	(9,406)	—	(40)	62,054	(143)
Interest expense	—	76,309	14,312	12	(62,054)	28,579
Equity in income of subsidiaries	227,126	—	—	—	(227,126)	—
Total other (income) expense	174,375	66,903	14,312	(28)	(227,126)	28,436
Income (loss) from continuing operations before income taxes	(174,638)	(180,731)	(73,488)	1,311	227,126	(200,420)
Provision (benefit) for income taxes	12,138	(20,287)	(3,175)	448	—	(10,876)
Income (loss) from continuing operations	(186,776)	(160,444)	(70,313)	863	227,126	(189,544)
Discontinued operations						
Income from discontinued operations, net of income tax	—	2,227	541	—	—	2,768
Net income (loss)	$ (186,776)	$ (158,217)	$ (69,772)	$ 863	$ 227,126	$ (186,776)

Condensed Consolidating Balance Sheet
March 31, 2011

(In thousands)	Prestige Brands Holdings, Inc.	Prestige Brands, Inc., the issuer	Combined Subsidiary Guarantors	Combined Non-guarantor Subsidiaries	Eliminations	Consolidated
Assets						
Current assets						
Cash and cash equivalents	$ 12,698	$ —	$ —	$ 636	$ —	$ 13,334
Accounts receivable	13	34,835	8,842	703	—	44,393
Inventories	—	31,023	8,050	678	—	39,751
Deferred income tax assets	646	4,168	477	1	—	5,292
Prepaid expenses and other current assets	4,505	156	150	1	—	4,812
Total current assets	17,862	70,182	17,519	2,019	—	107,582
Property and equipment	1,131	127	173	13	—	1,444
Goodwill	—	147,506	7,390	—	—	154,896
Intangible assets	—	634,704	151,220	437	—	786,361
Other long-term assets	—	6,635	—	—	—	6,635
Intercompany receivable	1,007,260	954,317	92,251	4,558	(2,058,386)	—
Investment in subsidiary	456,119	—	—	—	(456,119)	—
Total Assets	$ 1,482,372	$ 1,813,471	$ 268,553	$ 7,027	$ (2,514,505)	$ 1,056,918
Liabilities and Stockholders' Equity						
Current liabilities						
Accounts payable	$ 1,920	$ 14,656	$ 4,627	$ 412	$ —	$ 21,615
Accrued interest payable	—	10,313	—	—	—	10,313
Other accrued liabilities	15,555	15,134	(7,382)	(1,027)	—	22,280
Total current liabilities	17,475	40,103	(2,755)	(615)	—	54,208
Long-term debt						
Principal amount	—	492,000	—	—	—	492,000
Less unamortized discount	—	(5,055)	—	—	—	(5,055)
Long-term debt, net of unamortized discount	—	486,945	—	—	—	486,945
Deferred income tax liabilities	(2,846)	132,549	24,135	95	—	153,933
Intercompany payable	931,601	952,721	173,310	754	(2,058,386)	—
Intercompany equity in subsidiaries	174,310	—	—	—	(174,310)	—
Total Liabilities	1,120,540	1,612,318	194,690	234	(2,232,696)	695,086
Stockholders' Equity						
Common Stock	503	—	—	—	—	503
Additional paid-in capital	387,932	337,458	118,637	24	(456,119)	387,932
Treasury stock	(416)	—	—	—	—	(416)
Retained earnings (accumulated deficit)	(26,187)	(142,032)	(44,774)	12,496	174,310	(26,187)
Intercompany dividends	—	5,727	—	(5,727)	—	—
Total Stockholders' Equity	361,832	201,153	73,863	6,793	(281,809)	361,832
Total Liabilities and Stockholders' Equity	$ 1,482,372	$ 1,813,471	$ 268,553	$ 7,027	$ (2,514,505)	$ 1,056,918

Condensed Consolidating Balance Sheet
March 31, 2010

(In thousands)	Prestige Brands Holdings, Inc.	Prestige Brands, Inc., the issuer	Combined Subsidiary Guarantors	Combined Non-guarantor Subsidiaries	Eliminations	Consolidated
Assets						
Current assets						
Cash and cash equivalents	$ 40,644	$ —	$ —	$ 453	$ —	$ 41,097
Accounts receivable	1,054	18,865	10,025	677	—	30,621
Inventories	—	19,798	7,257	621	—	27,676
Deferred income tax assets	2,315	3,639	398	1	—	6,353
Prepaid expenses and other current assets	4,442	226	248	1	—	4,917
Current assets of discontinued operations	—	1,486	—	—	—	1,486
Total current assets	48,455	44,014	17,928	1,753	—	112,150
Property and equipment	841	236	297	22	—	1,396
Goodwill	—	104,099	7,390	—	—	111,489
Intangible assets	—	400,900	152,964	495	—	554,359
Other long-term assets	—	7,148	—	—	—	7,148
Long-term assets of discontinued operations	—	4,870	—	—	—	4,870
Intercompany receivable	712,224	729,069	90,251	3,989	(1,535,533)	—
Investment in subsidiary	456,119	—	—	—	(456,119)	—
Total Assets	$ 1,217,639	$ 1,290,336	$ 268,830	$ 6,259	$ (1,991,652)	$ 791,412
Liabilities and Stockholders' Equity						
Current liabilities						
Accounts payable	$ 2,526	$ 5,837	$ 4,060	$ 348	$ —	$ 12,771
Accrued interest payable	—	1,561	—	—	—	1,561
Other accrued liabilities	10,234	4,960	(3,476)	15	—	11,733
Current portion of long-term debt	—	29,587	—	—	—	29,587
Total current liabilities	12,760	41,945	584	363	—	55,652
Long-term debt						
Principal amount	—	298,500	—	—	—	298,500
Less unamortized discount	—	(3,943)	—	—	—	(3,943)
Long-term debt, net of unamortized discount	—	294,557	—	—	—	294,557
Deferred income tax liabilities	(4)	91,828	20,224	96	—	112,144
Intercompany payable	703,389	656,711	174,500	933	(1,535,533)	—
Intercompany equity in subsidiaries	172,435	—	—	—	(172,435)	—
Total Liabilities	888,580	1,085,041	195,308	1,392	(1,707,968)	462,353
Stockholders' Equity						
Common Stock	502	—	—	—	—	502
Additional paid-in capital	384,027	337,458	118,637	24	(456,119)	384,027
Treasury stock	(63)	—	—	—	—	(63)
Retained earnings (accumulated deficit)	(55,407)	(137,890)	(45,115)	10,570	172,435	(55,407)
Intercompany dividends	—	5,727	—	(5,727)	—	—
Total Stockholders' Equity	329,059	205,295	73,522	4,867	(283,684)	329,059
Total Liabilities and Stockholders' Equity	$ 1,217,639	$ 1,290,336	$ 268,830	$ 6,259	$ (1,991,652)	$ 791,412

Condensed Consolidating Statement of Cash Flows
Year Ended March 31, 2011

(In thousands)	Prestige Brands Holdings, Inc.	Prestige Brands, Inc., the issuer	Combined Subsidiary Guarantors	Combined Non-guarantor Subsidiaries	Eliminations	Consolidated
Operating Activities						
Net income (loss)	$ 29,220	$ (4,143)	$ 341	$ 1,927	$ 1,875	$ 29,220
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
Depreciation and amortization	485	7,702	1,849	72	—	10,108
Loss on sale of discontinued operations	—	890	—	—	—	890
Deferred income taxes	(1,174)	6,666	3,832	—	—	9,324
Amortization of deferred financing costs	—	1,043	—	—	—	1,043
Stock-based compensation costs	3,575	—	—	—	—	3,575
Loss on extinguishment of debt	—	300	—	—	—	300
Amortization of debt discount	—	702	—	—	—	702
Loss on disposal of equipment	27	106	20	—	—	153
Changes in operating assets and liabilities						
Accounts receivable	1,041	2,720	1,183	(26)	—	4,918
Inventories	—	13,294	(793)	(58)	—	12,443
Prepaid expenses and other current assets	(62)	118	98	—	—	154
Accounts payable	(605)	1,759	566	64	—	1,784
Accrued liabilities	4,219	11,696	(3,906)	47	—	12,056
Net cash provided by operating activities	36,726	42,853	3,190	2,026	1,875	86,670
Investing Activities						
Purchases of equipment	(595)	(56)	—	(4)	—	(655)
Proceeds from sale of property and equipment	12	—	—	—	—	12
Proceeds from sale of discontinued operations	—	4,122	—	—	—	4,122
Acquisition of Blacksmith, net of cash acquired	(220)	(201,824)	—	—	—	(202,044)
Acquisition of Dramamine	—	(77,115)	—	—	—	(77,115)
Net cash used for investing activities	(803)	(274,873)	—	(4)	—	(275,680)
Financing Activities						
Proceeds from issuance of senior notes	—	100,250	—	—	—	100,250
Proceeds from issuance of senior term loan	—	112,936	—	—	—	112,936
Payment of deferred financing costs	—	(830)	—	—	—	(830)
Repayment of long-term debt	—	(51,087)	—	—	—	(51,087)
Proceeds from exercise of stock options	331	—	—	—	—	331
Purchase of treasury stock	(353)	—	—	—	—	(353)
Intercompany activity, net	(63,847)	70,751	(3,190)	(1,839)	(1,875)	—
Net cash (used for) provided by financing activities	(63,869)	232,020	(3,190)	(1,839)	(1,875)	161,247
(Decrease) increase in cash	(27,946)	—	—	183	—	(27,763)
Cash - beginning of period	40,644	—	—	453	—	41,097
Cash - end of period	$ 12,698	$ —	$ —	$ 636	$ —	$ 13,334

Condensed Consolidating Statement of Cash Flows
Year Ended March 31, 2010

(In thousands)	Prestige Brands Holdings, Inc.	Prestige Brands, Inc., the issuer	Combined Subsidiary Guarantors	Combined Non-guarantor Subsidiaries	Eliminations	Consolidated
Operating Activities						
Net income (loss)	$ 32,115	$ (843)	$ 1,516	$ 1,254	$ (1,927)	$ 32,115
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
Depreciation and amortization	384	8,508	2,487	71	—	11,450
Loss (gain) on sale of discontinued operations	—	(1,268)	1,015	—	—	(253)
Deferred income taxes	(1,412)	6,261	6,162	1	—	11,012
Amortization of deferred financing costs	—	1,926	—	—	—	1,926
Impairment of goodwill and intangible assets	—	2,751	—	—	—	2,751
Stock-based compensation costs	2,085	—	—	—	—	2,085
Loss on extinguishment of debt	—	2,166	—	—	—	2,166
Changes in operating assets and liabilities						
Accounts receivable	465	5,578	550	(189)	—	6,404
Inventories	—	(1,798)	(1,247)	(306)	—	(3,351)
Prepaid expenses and other current assets	(3,972)	594	(181)	—	—	(3,559)
Accounts payable	1,263	(526)	(3,824)	(40)	—	(3,127)
Accrued liabilities	(3,217)	7,571	(4,522)	(24)	—	(192)
Net cash provided by (used for) operating activities	27,711	30,920	1,956	767	(1,927)	59,427
Investing Activities						
Purchases of equipment	(610)	(33)	—	(30)	—	(673)
Proceeds from sale of discontinued operations	(1,000)	4,476	4,517	—	—	7,993
Net cash (used for) provided by investing activities	(1,610)	4,443	4,517	(30)	—	7,320
Financing Activities						
Proceed from issuance of debt	—	296,046	—	—	—	296,046
Payment of deferred financing costs	—	(6,627)	—	—	—	(6,627)
Repayment of long-term debt	—	(350,250)	—	—	—	(350,250)
Intercompany activity, net	(19,915)	25,468	(6,473)	(1,007)	1,927	—
Net cash (used for) provided by financing activities	(19,915)	(35,363)	(6,473)	(1,007)	1,927	(60,831)
Increase (decrease) in cash	6,186	—	—	(270)	—	5,916
Cash - beginning of period	34,458	—	—	723	—	35,181
Cash - end of period	$ 40,644	$ —	$ —	$ 453	$ —	$ 41,097

Condensed Consolidating Statement of Cash Flows
Year Ended March 31, 2009

(In thousands)	Prestige Brands Holdings, Inc.	Prestige Brands, Inc., the issuer	Combined Subsidiary Guarantors	Combined Non-guarantor Subsidiaries	Eliminations	Consolidated
Operating Activities						
Net income (loss)	$ (186,776)	$ (158,350)	$ (69,772)	$ 863	$ 227,259	$ (186,776)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
Depreciation and amortization	297	9,509	1,349	64	—	11,219
Deferred income taxes	(687)	(17,623)	(1,641)	(4)	—	(19,955)
Amortization of deferred financing costs	—	2,233	—	—	—	2,233
Impairment of goodwill and intangible assets	—	168,246	81,344	—	—	249,590
Stock-based compensation costs	2,439	—	—	—	—	2,439
Changes in operating assets and liabilities						
Accounts receivable	(307)	5,855	2,065	580	—	8,193
Inventories	—	1,658	833	228	—	2,719
Prepaid expenses and other current assets	268	237	6	(53)	—	458
Accounts payable	234	203	(2,141)	(561)	—	(2,265)
Accrued liabilities	(12,407)	12,659	(1,296)	(132)	—	(1,176)
Net cash provided by (used for) operating activities	(196,939)	24,627	10,747	985	227,259	66,679
Investing Activities						
Purchases of equipment	(440)	(41)	—	—	—	(481)
Business acquisition purchase price adjustments	—	(4,191)	—	—	—	(4,191)
Net cash (used for) provided by investing activities	(440)	(4,232)	—	—	—	(4,672)
Financing Activities						
Repayment of long-term debt	—	(32,888)	—	—	—	(32,888)
Purchase of treasury stock	(16)	—	—	—	—	(16)
Intercompany activity, net	226,118	12,493	(10,747)	(605)	(227,259)	—
Net cash (used for) provided by financing activities	226,102	(20,395)	(10,747)	(605)	(227,259)	(32,904)
Increase in cash	28,723	—	—	380	—	29,103
Cash - beginning of period	5,735	—	—	343	—	6,078
Cash - end of period	$ 34,458	$ —	$ —	$ 723	$ —	$ 35,181

21. Subsequent Event

On May 10, 2011, the Compensation Committee of our Board of Directors granted 89,923 shares of restricted common stock to certain executive officers and employees under the Plan. In addition, on the same date, we granted stock options to acquire 308,154 shares to the same individuals who received grants of restricted common stock.

The restricted common stock awards vest in their entirety on the three-year anniversary of the date of grant. Upon vesting, the awards will be settled in shares of our common stock.

The stock options that were granted will vest 33.3% per year over three years and are exercisable for up to ten years from the date of grant. These stock options were granted an exercise price of $11.27 per share, which is equal to the closing price for our common stock on the day prior to the date of grant as quoted on The New York Stock Exchange.

Termination of employment prior to vesting will result in the forfeiture of the awards of restricted common stock and stock options. Vested stock options will remain exercisable by an employee after termination, subject to the terms of the Plan.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures, as defined in Rule 13a–15(e) of the Securities Exchange Act of 1934 (the "Exchange Act") as of March 31, 2011. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2011, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). Internal control over financial reporting is a process designed by, or under the supervision of the Chief Executive Officer and Chief Financial Officer and effected by the Board of Directors, Management and other personnel, to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance that the control objectives will be met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate over time.

Management, with the participation of the Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2011. In making its assessment, management has used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework* (the "COSO Criteria").

Based on our assessment utilizing the COSO Criteria, management concluded that the Company's internal control over financial reporting was effective as of March 31, 2011.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting, which appears at page 50 and is incorporated in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There have been no changes during the quarter ended March 31, 2011 in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

Part III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required to be disclosed by this Item will be contained in the Company's 2011 Proxy Statement, which is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information required to be disclosed by this Item will be contained in the Company's 2011 Proxy Statement, which is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required to be disclosed by this Item will be contained in the Company's 2011 Proxy Statement, which is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required to be disclosed by this Item will be contained in the Company's 2011 Proxy Statement, which is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required to be disclosed by this Item will be contained in the Company's 2011 Proxy Statement, which is incorporated herein by reference.

Part IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

The financial statements and financial statement schedules listed below are set forth under Part II Item 8 (pages 49 through 91) of this Annual Report on Form 10-K, which are incorporated herein to this Item as if copied verbatim.

Prestige Brands Holdings, Inc.

Report of Independent Registered Public Accounting Firm,
PricewaterhouseCoopers LLP
Consolidated Statements of Operations for each of the three years in
the period ended March 31, 2011
Consolidated Balance Sheets at March 31, 2011 and 2010
Consolidated Statements of Changes in Stockholders' Equity and Comprehensive
Income for each of the three years in the period ended March 31, 2011
Consolidated Statements of Cash Flows for each of the three years
in the period ended March 31, 2011
Notes to Consolidated Financial Statements
Schedule II—Valuation and Qualifying Accounts

(a)(2) Financial Statement Schedules

Schedule II - Valuation and Qualifying Accounts listed in (a)(1) above is incorporated herein by reference as if copied verbatim. Schedules other than those listed in the preceding sentence have been omitted as they are either not required, not applicable, or the information has otherwise been shown in the consolidated financial statements or notes thereto.

(b) Exhibits

See Exhibit Index immediately following the financial statements and financial statement schedules of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRESTIGE BRANDS HOLDINGS, INC.

By: /s/ RONALD M. LOMBARDI
Name: Ronald M. Lombardi
Title: Chief Financial Officer
Date: May 13, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	*Title*	*Date*
/s/ MATTHEW M. MANNELLY Matthew M. Mannelly	Director, President and Chief Executive Officer (Principal Executive Officer)	May 13, 2011
/s/ RONALD M. LOMBARDI Ronald M. Lombardi	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 13, 2011
/s/ JOHN E. BYOM John E. Byom	Director	May 13, 2011
/s/ GARY E. COSTLEY Gary E. Costley	Director	May 13, 2011
/s/ CHARLES J. HINKATY Charles J. Hinkaty	Director	May 13, 2011
/s/ PATRICK M. LONERGAN Patrick M. Lonergan	Director	May 13, 2011

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

(In thousands)	Balance at Beginning of Year	Amounts Charged to Expense	Deductions	Other	Balance at End of Year
Year Ended March 31, 2011					
Reserves for sales returns and allowance	$ 6,221	$ 17,316	$ (17,746)	$ 417 (2)	$ 6,208
Reserves for trade promotions	2,051	23,906 (1)	(23,350)	2,246 (2)	4,853
Reserves for consumer coupon redemptions	263	3,932 (1)	(3,090)	1,618 (2)	2,723
Allowance for doubtful accounts	273	180	(16)	7 (2)	444
Allowance for inventory obsolescence	2,010	198	(1,727)	165 (2)	646
Year Ended March 31, 2010					
Reserves for sales returns and allowance	2,457	20,042	(16,278)	—	6,221
Reserves for trade promotions	2,440	20,362	(20,751)	—	2,051
Reserves for consumer coupon redemptions	297	1,281	(1,315)	—	263
Allowance for doubtful accounts	120	200	(47)	—	273
Allowance for inventory obsolescence	1,392	1,743	(1,125)	—	2,010
Year Ended March 31, 2009					
Reserves for sales returns and allowance	2,052	14,086	(13,681)	—	2,457
Reserves for trade promotions	1,867	18,277	(17,704)	—	2,440
Reserves for consumer coupon redemptions	215	1,480	(1,398)	—	297
Allowance for doubtful accounts	25	130	(35)	—	120
Allowance for inventory obsolescence	1,445	2,215	(2,268)	—	1,392

(1) We increased our reserves for Trade Promotion and Consumer Coupon Redemption by $3.0 million and $2.0 million, respectively, in an effort to gain market share for the *PediaCare* brand.

(2) Reflect the applicable amounts acquired from the purchase of Blacksmith on November 1, 2010.

EXHIBIT INDEX

Exhibit No.	Description
2.1	Stock Purchase Agreement, dated as of September 14, 2010, by and among Prestige Brands Holdings, Inc., Blacksmith Brands Holdings, Inc. and the Stockholders of Blacksmith Brands Holdings, Inc. (filed as Exhibit 2.1 to Prestige Brands Holdings, Inc.'s Form 8-K filed on September 20, 2010).+
2.2	Asset Purchase Agreement, dated as of December 15, 2010, by and between McNeil-PPC, Inc. and Prestige Brands Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on December 17, 2010).+
3.1	Amended and Restated Certificate of Incorporation of Prestige Brands Holdings, Inc. (filed as Exhibit 3.1 to Prestige Brands Holdings, Inc.'s Form S-1/A filed on February 8, 2005).+
3.2	Amended and Restated Bylaws of Prestige Brands Holdings, Inc., as amended (filed as Exhibit 3.2 to Prestige Brands Holdings, Inc.'s Form 10-Q filed on November 6, 2009).+
4.1	Form of stock certificate for common stock (filed as Exhibit 4.1 to Prestige Brands Holdings, Inc.'s Form S-1/A filed on January 26, 2005).+
4.2	Indenture, dated as of March 24, 2010, by and among Prestige Brands, Inc., each Guarantor listed on the signature pages thereto, and U.S. Bank National Association, as trustee (filed as Exhibit 4.2 to Prestige Brands Holdings, Inc.'s Form 10-K filed on June 11, 2010).+
4.3	First Supplemental Indenture dated as of November 1, 2010, by and among Prestige Brands, Inc., the Guarantors listed on the signature pages thereto and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to Prestige Brands Holdings, Inc.'s Form 10-Q filed on February 9, 2011).+
4.4	Form of 8¼% Senior Note due 2018 (contained in Exhibit 4.2 to Prestige Brands Holdings, Inc.'s Form 10-K filed on June 11, 2010).+
10.1	Credit Agreement, dated as of March 24, 2010, among Prestige Brands, Inc., Prestige Brands Holdings, Inc., the Lenders and Issuers parties thereto, Bank of America, N.A., as administrative agent for the Lenders and the Issuers and collateral agent for the Secured Parties, and Deutsche Bank Securities Inc., as syndication agent (filed as Exhibit 10.1 to Prestige Brands Holdings, Inc.'s Form 10-K filed on June 11, 2010).+
10.2	Pledge and Security Agreement, dated as of March 24, 2010, by Prestige Brands, Inc. and each of the other entities listed on the signature pages thereof in favor of Bank of America, N.A., as administrative agent for the Lenders and the Issuers and collateral agent for the Secured Parties (filed as Exhibit 10.2 to Prestige Brands Holdings, Inc.'s Form 10-K filed on June 11, 2010).+
10.3	Guaranty, dated as of March 24, 2010, by Prestige Brands Holdings, Inc., and each of the other entities listed on the signature pages thereof in favor of the Administrative Agent, and each other Agent, Lender, Issuer and each other holder of an Obligation (filed as Exhibit 10.3 to Prestige Brands Holdings, Inc.'s Form 10-K filed on June 11, 2010).+
10.4	Increase Joinder, dated as of November 1, 2010, among Prestige Brands, Inc., each Guarantor listed on the signature pages thereto, Bank of America, N.A., Deutsche Bank Securities Inc., and Deutsche Bank Trust Company Americas to the Credit Agreement dated as of March 24, 2010 among Prestige Brands, Inc., Prestige Brands Holdings, Inc., Bank of America, N.A., Deutsche Bank Securities Inc. and the lenders and issuers party thereto (filed as Exhibit 10.1 to Prestige Brands Holdings, Inc.'s Form 10-Q filed on February 9, 2011).+
10.5	Purchase Agreement, dated October 22, 2010, by and among Prestige Brands, Inc., each Guarantor listed on the signature pages thereto, Banc of America Securities LLC and Deutsche Bank Securities Inc. (filed as Exhibit 10.2 to Prestige Brands Holdings, Inc.'s Form 10-Q filed on February 9, 2011).+

10.6 Registration Rights Agreement, dated as of November 1, 2010, by and among Prestige Brands, Inc., each Guarantor listed on the signature pages thereto, Merrill Lynch, Pierce, Fenner & Smith Incorporated (formerly known as Banc of America Securities LLC) and Deutsche Bank Securities Inc. (filed as Exhibit 10.3 to Prestige Brands Holdings, Inc.'s Form 10-Q filed on February 9, 2011).+

10.7 Executive Employment Agreement, dated as of September 2, 2009, by and between Prestige Brands Holdings, Inc. and Matthew M. Mannelly (filed as Exhibit 10.1 to Prestige Brands Holdings, Inc. Form10-Q filed on November 6, 2009).+@

10.8 Executive Employment Agreement, dated as of August 21, 2006, between Prestige Brands Holdings, Inc. and Jean A. Boyko (filed as Exhibit 10.1 to Prestige Brands Holdings, Inc.'s Form 10-Q filed on November 9, 2006).+@

10.9 Executive Employment Agreement, dated as of October 1, 2007, between Prestige Brands Holdings, Inc. and John Parkinson (filed as Exhibit 10.3 to Prestige Brands Holdings, Inc.'s Form 10-Q filed on February 8, 2008).+@

10.10 Executive Employment Agreement, dated as of October 1, 2007, between Prestige Brands Holdings, Inc. and Lieven Nuyttens (filed as Exhibit 10.14 to Prestige Brands Holdings, Inc.'s Form 10-K filed on June 11, 2010).+#

10.11 Executive Employment Agreement, dated as of March 31, 2010, between Prestige Brands Holdings, Inc. and Eric S. Klee (filed as Exhibit 10.15 to Prestige Brands Holdings, Inc.'s Form 10-K filed on June 11, 2010).+@

10.12 Executive Employment Agreement, dated as of April 19, 2010, between Prestige Brands Holdings, Inc. and Timothy Connors (filed as Exhibit 10.16 to Prestige Brands Holdings, Inc.'s Form 10-K filed on June 11, 2010).+@

10.13 Retirement Agreement, dated as of December 2, 2010, by and between Peter J. Anderson and Prestige Brands Holdings, Inc. (filed as Exhibit 10.4 to Prestige Brands Holdings, Inc.'s Form 10-Q filed on February 9, 2011).+#

10.14 Executive Employment Agreement, dated as of December 6, 2010, between Prestige Brands Holdings, Inc. and Ronald M. Lombardi (filed as Exhibit 10.5 to Prestige Brands Holdings, Inc.'s Form 10-Q filed on February 9, 2011).+@

10.15 Executive Employment Agreement, dated as of March 4, 2011, between Prestige Brands Holdings, Inc. and Paul Hennessey.*@

10.16 Prestige Brands Holdings, Inc. 2005 Long-Term Equity Incentive Plan (filed as Exhibit 10.38 to Prestige Brands Holdings, Inc.'s Form S-1/A filed on January 26, 2005).+#

10.17 Form of Restricted Stock Grant Agreement (filed as Exhibit 10.1 to Prestige Brands Holdings, Inc.'s Form 10-Q filed on August 9, 2005).+#

10.18 Form of Nonqualified Stock Option Agreement (filed as Exhibit 10.28 to Prestige Brands Holdings, Inc.'s Form 10-K filed on June 14, 2007).+#

10.19 Form of Award Agreement for Restricted Stock Units (filed as Exhibit 10.24 to Prestige Brands Holdings, Inc.'s Form 10-K filed on June 15, 2009).+#

10.20 Form of Director Indemnification Agreement (filed as Exhibit 10.25 to Prestige Brands Holdings, Inc.'s Form 10-K filed on June 15, 2009).+@

10.21 Form of Officer Indemnification Agreement (filed as Exhibit 10.26 to Prestige Brands Holdings, Inc.'s Form 10-K filed on June 15, 2009).+@

10.22 Patent and Technology License Agreement, dated October 2, 2001, between The Procter & Gamble Company and Prestige Brands International, Inc. (filed as Exhibit 10.29 to Prestige Brands, Inc.'s Form S-4/A filed on August 19, 2004).+ †

10.23 Amendment No. 1 dated April 30, 2003 to the Patent and Technology License Agreement, dated October 2, 2001, between The Procter & Gamble Company and Prestige Brands International, Inc. (filed as Exhibit 10.30 to Prestige Brands, Inc.'s Form S-4/A filed on August 19, 2004).+

10.24 Trademark License Agreement and Option to Purchase, dated September 8, 2005, by and among The Procter & Gamble Company and Prestige Brands Holdings, Inc. (filed as Exhibit 10.1 to Prestige Brands Holdings, Inc.'s Form 8-K filed on September 12, 2005).+

10.25 Exclusive Supply Agreement, dated as of September 18, 2006, among Medtech Products Inc., Pharmacare Limited, Prestige Brands Holdings, Inc. and Aspen Pharmacare Holdings Limited (filed as Exhibit 10.2 to Prestige Brands Holdings, Inc.'s Form 10-Q filed on November 9, 2006).+

10.26 Contract Manufacturing Agreement, dated December 21, 2007, between Medtech Products Inc. and Pharmaspray B.V. (filed as Exhibit 10.1 to Prestige Brands Holdings, Inc.'s Form 10-Q filed on February 8, 2008).+

10.27 Contract Manufacturing Agreement, dated December 21, 2007, between Medtech Products Inc. and Pharmaspray B.V. (filed as Exhibit 10.2 to Prestige Brands Holdings, Inc.'s Form 10-Q filed on February 8, 2008).+

10.28 Supply Agreement, dated May 15, 2008, by and between Fitzpatrick Bros., Inc. and The Spic and Span Company (filed as Exhibit 10.1 to Prestige Brands Holdings, Inc.'s Form 10-Q filed on August 11, 2008).+†

10.29 First Amendment to Supply Agreement, dated as of March 1, 2011, between Fitzpatrick Bros., Inc. and The Spic and Span Company.*†

21.1 Subsidiaries of the Registrant.*

23.1 Consent of PricewaterhouseCoopers LLP.*

31.1 Certification of Principal Executive Officer of Prestige Brands Holdings, Inc. pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

31.2 Certification of Principal Financial Officer of Prestige Brands Holdings, Inc. pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

32.1 Certification of Principal Executive Officer of Prestige Brands Holdings, Inc. pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

32.2 Certification of Principal Financial Officer of Prestige Brands Holdings, Inc. pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

* Filed herewith.

† Certain confidential portions have been omitted pursuant to a confidential treatment request separately filed with the Securities and Exchange Commission.

\+ Incorporated herein by reference.

@ Represents a management contract.

\# Represents a compensatory plan.

Exhibit 21.1

SUBSIDIARIES LIST

**Direct and Indirect Subsidiaries
of Prestige Brands Holdings, Inc.**

Name	Jurisdiction of Incorporated/Organization
Blacksmith Brands, Inc.	Delaware
Medtech Holdings, Inc.	Delaware
Medtech Products Inc.	Delaware
Prestige Brands Holdings, Inc.	Virginia
Prestige Brands, Inc.	Delaware
Prestige Brands International, Inc.	Virginia
Prestige Brands (UK) Limited	England and Wales
Prestige Personal Care Holdings, Inc.	Delaware
Prestige Personal Care, Inc.	Delaware
Prestige Services Corp.	Delaware
The Cutex Company	Delaware
The Denorex Company	Delaware
The Spic and Span Company	Delaware
Wartner USA B.V.	Netherlands

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-123487) of Prestige Brands Holdings, Inc. of our report dated May 13, 2011 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Annual Report on Form 10-K.

/s/ PricewaterhouseCoopers LLP

Salt Lake City, Utah
May 13, 2011

Exhibit 31.1

CERTIFICATIONS

I, Matthew M. Mannelly, certify that:

1. I have reviewed this Annual Report on Form 10-K of Prestige Brands Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 13, 2011

/s/ MATTHEW M. MANNELLY
Matthew M. Mannelly
Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Ronald M. Lombardi, certify that:

1. I have reviewed this Annual Report on Form 10-K of Prestige Brands Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 13, 2011

/s/ RONALD M. LOMBARDI
Ronald M. Lombardi
Chief Financial Officer

Exhibit 32.1

**CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, Matthew M. Mannelly, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Prestige Brands Holdings, Inc. on Form 10-K for the year ended March 31, 2011, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as applicable, and that information contained in such Annual Report fairly presents, in all material respects, the financial condition and results of operations of Prestige Brands Holdings, Inc.

/s/ **MATTHEW M. MANNELLY**

Name: Matthew M. Mannelly

Title: *Chief Executive Officer*

Date: May 13, 2011

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Ronald M. Lombardi, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Prestige Brands Holdings, Inc. on Form 10-K for the year ended March 31, 2011, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as applicable, and that information contained in such Annual Report fairly presents, in all material respects, the financial condition and results of operations of Prestige Brands Holdings, Inc.

/s/ **RONALD M. LOMBARDI**

Name: Ronald M. Lombardi

Title: *Chief Financial Officer*

Date: May 13, 2011



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Corporate Information

Directors

Matthew M. Mannelly
President and
Chief Executive Officer

John E. Byom
Chief Executive Officer
Classic Provisions, Inc.

Gary E. Costley, Ph.D.
Chairman and Chief Executive Officer
International MultiFoods (Retired)

Charles J. Hinkaty
Former President and Chief Executive Officer
Del Laboratories, Inc.

Patrick M. Lonergan
Co-Founder and President
Numark Laboratories, Inc.

Officers

Matthew M. Mannelly
President and
Chief Executive Officer

Ronald M. Lombardi
Chief Financial Officer

Timothy J. Connors
Executive Vice President–
Sales and Marketing

Jean Boyko, Ph.D.
Senior Vice President–
Science and Technology

Paul A. Hennessey
Vice President–Operations

Eric S. Klee
Secretary and General Counsel

John Parkinson
Senior Vice President–International

Stockholder Information

Transfer Agent and Registrar
Registered stockholders with questions regarding stock holdings, certificate replacement/transfer and address change should contact our Transfer Agent:
Computershare, Ltd.
250 Royall Street
Canton, MA 02021
Telephone: (781) 575-3400

Independent Auditor
PricewaterhouseCoopers LLP
201 South Main Street, Suite 900
Salt Lake City, UT 84111

Corporate Counsel
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424

Common Stock Listing
PBH LISTED NYSE New York Stock Exchange
(Symbol–PBH)

New York Stock Exchange Specialist
Barclays Capital, Inc.
14 Wall Street
New York, NY 10005

Certification Requirements
The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 were filed as exhibits to our Annual Report on Form 10-K for the fiscal year ended March 31; 2011, which has been filed with the Securities and Exchange Commission. We have also filed with the New York Stock Exchange the most recent Annual Chief Executive Officer Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Investor Inquiries
Attn: Investor Relations
Prestige Brands Holdings, Inc.
90 North Broadway
Irvington, NY 10533
Telephone: (914) 524-6800

www.prestigebrands.com


PrestigeBrands


PrestigeBrands

Prestige Brands Holdings, Inc.
90 North Broadway
Irvington, NY 10533
(914) 524-6800

www.prestigebrands.com